Exhibit 99.7

BUDGET 2022

Fiscal Plan

Moving Forward

2022–25

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Federal Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780 427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2022: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN 978-1-4601-5330-7 (print)

ISBN 978-1-4601-5331-4 (PDF)

ISSN 2369-0119 (print)

ISSN 2369-0127 (online)

Copyright © 2022 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

BUDGET 2022

GOVERNMENT OF ALBERTA  |  2022–25

2022–25

Fiscal Plan

PRESENTED BY

TRAVIS TOEWS

PRESIDENT OF TREASURY BOARD

AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

February 24, 2022

Accountability Statement

The government’s Fiscal Plan for the three years commencing April 1, 2022 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of February 10, 2022 with material economic or fiscal implications have been considered in preparing the three year Fiscal Plan.

Original signed by

Travis Toews

President of Treasury Board and Minister of Finance

February 10, 2022

2	Fiscal Plan 2022 – 25

Fiscal Plan 2022 – 25

Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2022 – 25	3

BLANK PAGE

BUDGET 2022

GOVERNMENT OF ALBERTA  |  2022–25

Fiscal Plan

Overview

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2022 – 25

Overview

Alberta Works

The economic recovery in Alberta is firmly underway. Budget 2022 reflects the shift from providing the right supports when Albertans needed them most during the COVID-19 pandemic to government’s continued focus on economic growth and prosperity for all Albertans.

The previous two budgets focused on the importance of protecting lives and livelihoods and providing the supports that Albertans needed most during the height of the pandemic. We now turn our eyes to the future. Budget 2022 will continue to properly resource our health care system to fight COVID-19 but it also looks beyond the pandemic with new investments to strengthen health care capacity and build a more resilient and sustainable health care system.

Budget 2022 focuses on Alberta’s economic growth through our greatest resource, our people. Albertans value hard work and are among the most productive workers in Canada. While the labour market in the province has recovered from the pandemic, the recovery has been uneven. In addition, the pandemic magnified pre-existing challenges in Alberta’s labour market, including barriers to entry for under-represented groups and elevated levels of long-term unemployment. The Alberta at Work initiative aims to address these challenges with the goal of ensuring that Albertans have family- and individual-supporting jobs that support their aspirations and improve their lives.

Alberta’s government remains committed to good financial management and fiscal prudence. Even through the COVID-19 pandemic, progress has been made on many of the recommendations from the MacKinnon Panel Report included in Budget 2019. Sound fiscal anchors helped guide the government’s decision making during the pandemic to ensure fiscal sustainability for current and future taxpayers. Despite the pandemic, Budget 2022 shows that progress has been made in addressing some of Alberta’s fiscal challenges, such as getting spending in line with comparator provinces. These thoughtful and deliberate decisions on spending, coupled with the economic rebound and oil prices not seen since 2014, mean that the government is now forecast to generate a small surplus in each of the next three years.

Overview | Fiscal Plan 2022 – 25	7

Budget 2022 – Key Fiscal Metrics

(billions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue	43.1	43.7	61.7	62.6	63.1	63.9
Expense
Operating expense	46.2	48.3	49.0	50.1	50.9	51.8
Canada-Alberta Early Learning Child Care Agreement	-	-	0.1	0.7	0.8	1.0
Other expense	7.6	9.0	8.0	8.6	9.0	9.3

Total Expense (before provisions and allowances)	53.8	57.3	57.1	59.4	60.8	62.1
COVID-19 / Recovery Plan	5.1	1.1	3.5	1.0	0.6	0.3
Contingency / disaster assistance	0.7	0.8	3.1	1.0	0.8	0.8
Contingency - COVID-19 / Recovery Plan	-	1.8	0.2	0.8	-	-
Crude-by-rail provision	0.4	1.0	0.9	-	-	-

Surplus / (Deficit)	(17.0)	(18.2)	(3.2)	0.5	0.9	0.7

Other Key Metrics:
Capital / Other Non-financial assets	57.1	58.7	58.8	60.5	61.1	61.0
Heritage Fund Year-end Balances	16.4	16.7	17.0	17.5	17.9	18.3
Taxpayer Supported Debt	93.0	115.8	97.7	94.7	95.6	97.0
Net Financial Debt	59.5	82.2	64.0	65.1	64.7	63.9
Net Debt to GDP	20.2%	24.5%	18.3%	16.7%	15.6%	14.8%

Note: See table on page 20 for amounts in millions.

Alberta’s Advantage

Since 2019, the government has taken a broad-based approach to the economy, creating a competitive business environment that has seen success in attracting investment. The Job Creation Tax Cut, red tape reduction and Alberta’s Recovery Plan, which invested in key sector strategies and infrastructure, are actions taken by the government that are contributing to economic growth and diversification in the province.

Budget 2022 investments support economic growth, creating opportunities for Albertans.

Alberta is a great place to live and work. It has some of the strongest fundamentals in the country, with the youngest population among the provinces and a highly skilled workforce which help to attract investment. The cost of living in Alberta is low compared to that of other provinces. Alberta has:

•   The highest average weekly earnings among provinces;

•   Among the lowest home prices and rents among large Canadian urban centres; and

•   The lowest overall taxes in Canada.

Budget 2022 makes further investments to support economic growth and provide opportunities for all Albertans to benefit from Alberta’s prosperity.

8	Overview | Fiscal Plan 2022 – 25

Health Care Capacity

While the government continues to respond to the evolving COVID-19 pandemic, Budget 2022 looks to the future of the health care system in Alberta. A total of $600 million is added to Health’s operating expense budget in 2022-23 growing to $1.8 billion in 2024-25 from Budget 2021 to improve the health outcomes of Albertans. Alberta supports the request of Canada’s Premiers to the federal government for an immediate, long term-increase to the Canada Health Transfer (CHT). The Premiers have requested that the federal funding share of aggregate provincial-territorial health care costs increase from its current level of 22 per cent to 35 per cent.

The government is expanding health care capacity and protecting the well-being of Albertans.

Budget 2022 will provide targeted funding to strengthen health care capacity on a permanent basis, including adding new Intensive Care Unit (ICU) beds. While the health system responded effectively to five waves of COVID-19 and was able to provide high quality care for all Albertans within the province, it was especially strained during the fourth wave in fall 2021.

Strategic priorities such as the Alberta Surgical Initiative, and the CT and MRI Access Initiative, are aimed at reducing wait times to improve health outcomes. Budget 2022 also funds Community Care, Continuing Care and Home Care Programs to ease pressure on the acute care system and support Albertans to stay in their own homes longer. Additional investments in Emergency Medical Services (EMS) will quickly add capacity and the new EMS advisory committee will inform a new provincial EMS service plan.

Budget 2022 builds on existing commitments to transform the mental health and addictions system to ensure Albertans have a continuum of high quality mental health and addictions care and supports. The government will implement a recovery-oriented system of care that is person-centred and builds on the strengths of individuals, families and communities.

The $1.8 billion Red Deer Regional Hospital Centre Redevelopment project will add much needed health care capacity in central Alberta. The project will add a new cardiac catheterization laboratory, three new operating rooms and 200 inpatient beds when it is completed in 2030-31. Other health Capital Plan projects include continued support for the Calgary Cancer Centre, the La Crete Maternity and Community Health Centre, the Brain Centre Neurosciences Intensive Care Unit at the University of Alberta Hospital, Recovery Communities and the Alberta Surgical Initiative Capital Program.

This budget acknowledges the need for the recruitment and retention of physicians and nurses in rural Alberta. Budget 2022 provides funding to attract new family physicians to practice in 15 identified rural or remote communities of need and for rural and remote recruitment and retention initiatives for nurses.

A contingency of $750 million is included in 2022-23 for COVID-19 related costs. This includes addressing the surgical backlog in 2022-23 resulting from the impact of COVID-19.

Overview | Fiscal Plan 2022 – 25	9

Alberta at Work

Although Alberta’s labour market has largely recovered from the pandemic, it has become clear that there remain challenges such as labour shortages in key sectors, youth unemployment, barriers to entry for under-represented groups and significantly increased long-term unemployment. Slower natural population growth, coupled with its aging, will constrain Alberta’s workforce. This means a greater reliance on interprovincial and international migration to fulfil our labour market needs.

The benefits of a family- and individual-supporting job are well documented. Research has shown that prolonged unemployment can have negative impacts on personal health, socioeconomic and broader family and community outcomes. That is why Budget 2022 includes more than $600 million over three years in new, strategic investments for Alberta at Work. This important initiative seeks to assist Albertans – no matter where they are on their career path – in participating in the labour market with jobs that support their aspirations and improve their lives.

These new, strategic investments build on Alberta’s strengths, such as our world-class K-12 education system, universities and colleges that are consistently ranked among the best in the world, and other career, employment and income support services, to ensure that Albertans have access to meaningful support throughout their careers.

Alberta at Work

Building Foundations

The path to a rewarding career begins early in life with a strong foundation. Alberta’s K-12 education system supports Albertans to become lifelong learners inspired to pursue their interests, and contribute to their future and the economy.

To support Alberta at Work, the Department of Education will expand charter schools and the collegiate model with particular attention on expanding opportunities in science, technology, engineering, mathematics and the trades. In partnership with post-secondary institutions and industry partners, collegiate programs will be well integrated within the K-12 system and will provide clear pathways for students into post-secondary education and to careers that are in high-demand. Budget 2022 allocates $25 million in operating expense and $47 million in capital investment for this priority over the next three years.

10	Overview | Fiscal Plan 2022 – 25

To support the overall success of Alberta at Work, $15 million over three years is provided to Labour and Immigration to improve the labour market information available to students, employees and employers. We will also regularly review and update our programs so that they meet the needs of today and are adaptable and focused on meeting the needs of tomorrow.

Developing Skills

Often the next step in a career path is to access specialized training in a person’s field of choice. Advanced Education oversees Alberta’s adult learning system, which provides Albertans the training and education opportunities they need to secure a rewarding career. Further to the transformation of the adult learning system announced through the Alberta 2030: Building Skills for Jobs strategy, Budget 2022 provides $264 million for targeted supports, including:

•  $171 million for targeted enrolment expansion in the areas of technology, agriculture, financial services and aviation;

•  $59 million to expand the veterinary school at the University of Calgary to address a critical emerging shortage of large animal veterinarians in rural Alberta;

•  $30 million for apprenticeship expansion programs: and

•  $5 million to increase training opportunities for Indigenous people.

In addition to these investments, Budget 2022 includes $30 million over three years mostly for Commercial Driver Grants to address a severe shortage of skilled drivers in Alberta.

Seeking Employment

Along their career path, often due to circumstances outside of their control, Albertans may find themselves out of work and in need of support. Budget 2022 allocates $64 million to Labour and Immigration for proven skills development and training and to assist Albertans in finding and maintaining employment. These programs, such as the Canada-Alberta Jobs Grant and Training for Work programs, provide support to employers for the hiring and training of Albertans and provide short-term occupation related skills, work experience, placement services, and employability and essential skills training to unemployed Albertans. They also support entrepreneurs and provide assistance to bridge employment skills for immigrants.

Community and Social Services provides a social safety net for vulnerable Albertans and works to graduate Albertans to employment and achieve their full potential. Barriers to employment like the need to purchase tools, work equipment or to develop skills can often be addressed without the need to access income supports. For those individuals that do require Income Supports, Foundational Work Programs provide many of the basic skills that are required to become employed, including training in literacy and numeracy, soft skills to build foundational competencies and English as a second language courses. Alberta at Work delivers $30 million to increase access to these services.

Overview | Fiscal Plan 2022 – 25	11

Budget 2022 also invests $6 million over three years for Advanced Education to expand work integrated learning programs that provide students with paid experiential learning opportunities, which establish permanent employment connections.

Advancing Your Career

Many Albertans choose to advance their existing careers through updating their skills or acquiring new ones. Budget 2022 invests $23 million in Advanced Education through the Alberta at Work initiative to support career advancement, including:

•  $15 million in grants and bursaries for low-income students studying in qualified high-demand programs; and

•  $8 million to expand reskilling and upskilling opportunities through new micro-credential based course offerings.

Workforce and Investment Attraction

Due to demographic factors, such as slower population growth and aging, we will need to attract more workers to address the skills shortages employers are experiencing. Investment plays a critical role in the workforce by creating the opportunities that bring Albertans into the labour market and attract people to our province. Budget 2022 invests $88 million over three years to enhance two aspects of Alberta’s Investment and Growth Strategy:

•  $73 million over three years for the Alberta Technology and Innovation Strategy. This strategy envisions Alberta becoming an internationally recognized technology and innovation hub making Alberta a leader in areas such as artificial intelligence and quantum science; and

•  $15 million for the creation of a new rural investment attraction stream of the Investment and Growth Fund.

Budget 2022 also provides $15 million over three years to create national and international awareness of the benefits of living, working and investing in Alberta.

Fiscal Management

While the COVID-19 pandemic required an unprecedented response, Alberta’s government has made progress on many of the recommendations from the MacKinnon Panel Report included in Budget 2019.

Regular operating expense has increased by only 3.6 per cent since 2018-19. Alberta’s government has remained committed to keeping operating expense increases in-check and bringing our per capita spending in line with comparator provinces.

12	Overview | Fiscal Plan 2022 – 25

Operating Expense
(billions of dollars)

Note: Excludes COVID-19/Recovery Plan operating expense and funding for the Canada-Alberta Early Learning Child Care Agreement

In 2019, The MacKinnon Panel Report identified that Alberta spent more than Canada’s three largest provinces - British Columbia, Ontario and Quebec - on a per capita basis. Despite this higher level of spending, outcomes were not better and were in some cases worse than in other provinces. Since 2019, the government has worked hard and made difficult decisions to control spending. Budget 2022 shows that Alberta will be within the projected spending range for comparator provinces (3-province per capita average) in 2022-23, with progress continuing on bringing down spending relative to other provinces by 2024-25.

Combined with an economic rebound that far exceeded expectations and strengthening oil prices not seen since 2014, Alberta’s government will generate modest surpluses in each of the next three years. Any surplus up to the value of the annual earnings of the Heritage Savings Trust Fund will be retained and re-invested in the fund. Any surplus in excess of those savings will be allocated between the Heritage Savings Trust Fund and/or debt repayment. There is still more work to do to address the debt of the province and the government remains committed to fiscal responsibility.

Energy and Economic Assumptions

Alberta’s economic recovery from the global pandemic and the oil price crisis far exceeded expectations last year. Real gross domestic product (GDP) grew an estimated 5.8 per cent in 2021, with nearly all sectors of the economy rebounding. With strong momentum heading into the new year, Alberta’s real GDP is forecast to grow at a solid pace of 5.4 per cent in 2022. Business investment is set to accelerate this year amid strong energy prices and improving confidence, while a pickup in population growth and strengthening labour market will buoy consumer spending and housing activity. Supply chain disruptions, elevated cost pressures and the Omicron wave are headwinds

Overview | Fiscal Plan 2022 – 25	13

which are anticipated to dissipate throughout the year. As the economy moves into the expansion phase in 2023, real GDP growth is forecast to moderate to 3.5 per cent. Further expansion of the province’s export pipeline capacity will accommodate growing oil production and exports in the coming years. Alberta’s labour market will continue to improve, with the unemployment rate gradually improving to 5.5 per cent by 2025. Alberta’s strong fundamentals – including a competitive tax regime, and a well-educated and relatively young population – will also support growth of 2.9 per cent on average in 2024 and 2025.

Oil prices have continued to strengthen since mid-year to levels not seen since 2014. Improved pipeline capacity will be sufficient to meet growing oil production and exports in the coming years.

The unemployment rate is expected to decline and dip below the 2019 average in 2022. Alberta’s employment has recovered from the pandemic; however skills mismatches between job seekers and employers contribute to high job vacancies and labour shortages despite elevated unemployment in the province. The Alberta at Work initiative and Alberta’s lower cost of living, affordable housing market, higher earnings and lower taxes, will continue to attract people to the province and address these labour market challenges.

Energy and Economic Assumptions[a]

	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
	Actuals	Actuals	Estimate	Forecast	Forecast	Forecast

WTI Oil (US$/bbl)[b]	54.85	42.32	74.00	70.00	69.00	66.50
Light-Heavy Differential (US$/bbl)[b]	14.82	10.58	13.60	14.30	14.40	14.70

WCS@Hardisty (Cdn$/bbl)[b]	53.14	41.42	75.90	70.30	68.50	64.80
Natural Gas (Cdn$/GJ)[b]	1.39	2.10	3.40	3.20	2.70	2.60
Conventional Crude Oil Production (000s barrels/day)	484	398	440	441	444	448

Raw Bitumen Production (000s barrels/day)	3,085	2,968	3,220	3,296	3,316	3,368

Exchange Rate (US¢/Cdn$)[b]	75.2	75.7	79.8	79.0	79.5	80.1
Interest Rate (10-year Canada bonds, %)	1.42	0.74	1.50	1.80	2.30	2.70

	2019	2020	2021	2022	2023	2024	2025

	Actuals	Actuals	Estimate	Forecast	Forecast	Forecast	Forecast

Real GDP (% change)	(0.1)	(7.9)	5.8	5.4	3.5	3.0	2.8

Employment (% change)[c]	0.7	(6.6)	5.1	4.1	3.3	2.5	1.9

Unemployment Rate (%)[c]	7.0	11.4	8.7	6.6	5.9	5.7	5.5
Primary Household Income (% change)	2.4	(5.6)	6.8	6.7	6.9	6.2	5.8

Net Corporate Operating Surplus (% change)	2.6	(63.4)	147.3	30.8	15.3	5.4	4.0

Alberta Consumer Price Index (% change)[c]	1.8	1.1	3.2	3.2	2.4	2.2	2.2

Population (% change)[c]	1.5	1.3	0.5	1.4	1.6	1.6	1.5

a Forecast was finalized on February 8, 2022

b Forecasts have been rounded

c Actual for 2021

14	Overview | Fiscal Plan 2022 – 25

Revenue

Total revenue is estimated at $62.6 billion in 2022-23, $0.9 billion higher than the third quarter forecast for 2021-22.

The increase is mainly due to high commodity prices and production growth, strengthening corporate income tax, other tax revenue and increases for federal transfers. Corporate profits have recovered strongly from the 63 per cent drop experienced in 2020, as the accelerated Job Creation Tax Cut, red tape reduction and Recovery Plan initiatives have created an attractive business climate for investment and activity. Federal transfers are increasing due to re-profiled infrastructure transfers, a one-time fiscal stabilization payment resulting from lower revenue in 2020-21 and the new Canada-Alberta Early Learning Child Care agreement, offset by the winding down of various onetime COVID-19 funding. Financial markets and investment income are stabilizing from the significant growth in 2021-22. Revenue is forecast to grow by an average of 1 per cent per year over the following two years, reaching $63.9 billion in 2024-25, driven mainly by increases in income and other taxes, and premiums fees and licenses mostly reflecting post-secondary institution tuition fees.

The forecast is based on a moderate oil price outlook. A great deal of uncertainty remains with global oil prices. A gradual increase in global supply and fading geopolitical risks are expected to bring oil prices down after a surge in early 2022. The West Texas Intermediate (WTI) oil price is forecast to average US$70 per barrel (/bbl) in 2022-23. As the global oil market continues to rebalance with additional supply from OPEC and the U.S., WTI is expected to settle around US$66.50/bbl by 2024-25. Financial market returns are also expected to recalibrate to more historical trends. The light-heavy oil price differential is projected to expand to US$14.70/bbl by 2024-25 from US$13.60/bbl estimated for 2021-22, with modest growth in production out to 2024-25.

Budget 2022 Revenue

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Income and Other Taxes	19,578	19,065	22,060	23,034	24,737	26,264

Resource revenue – Bitumen royalties	2,006	1,482	9,515	10,349	9,213	8,160

Resource revenue – Other	1,085	1,374	3,722	3,491	3,115	2,756

Transfers from Government of Canada	10,532	10,181	11,306	12,054	11,641	11,895

Investment Income	2,643	2,205	4,660	3,173	3,492	3,699

Net Income from Government Business Enterprises	(83)	1,877	2,509	2,435	2,630	2,656

Premiums, Fees and Licences	4,021	4,133	4,304	4,490	4,606	4,736

Other	3,355	3,380	3,616	3,581	3,700	3,685
Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852

Overview | Fiscal Plan 2022 – 25	15

Expense

In 2022-23, “regular” operating expense will be 2.3 per cent, or $1.1 billion higher than the 2021-22 forecast and will grow modestly over the following two years. These targeted increases fund important investments in health care, education and economic growth initiatives.

Budget 2022 also includes $666 million in 2022-23 for a total of over $2.6 billion dollars by 2024-25 for the recently signed Canada-Alberta Early Learning and Child Care agreement to enhance the affordability, accessibility, inclusivity and quality of licensed child care programs.

In 2022-23, the Contingency includes $1 billion for disaster and emergency assistance and $750 million for the response to COVID-19. The Contingency amount is intended to address unanticipated spending and emerging priorities that may arise during the year and that are not practical to delay until the next budget. For example, Albertans are currently faced with rising utility expenses. Alberta’s government is prepared to provide consumer protection support to Albertans through a natural gas rebate, should regulated natural gas companies charge regulated rates above $6.50/GJ between October 2022 and March 2023. Most households, small apartment buildings, farms, and small industrial and commercial businesses will be eligible under this program.

Budget 2022 Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Operating expense (excl. COVID-19, Recovery Plan, CBR, CAELCC)	46,205	48,280	48,988	50,134	50,944	51,801

Canada-Alberta Early Learning Child Care Agreement	-	-	134	666	823	992

Capital grants (excl. COVID-19, Recovery Plan)	1,752	2,608	2,203	2,148	2,427	2,597

Amortization / disposal loss / inventory consumption	3,659	4,009	3,753	4,057	4,161	4,182

Debt servicing costs	2,486	2,764	2,401	2,662	2,754	2,837

Pension provisions	(282)	(369)	(363)	(289)	(299)	(309)
Expense before COVID-19/Recovery, CBR and Contingency	53,820	57,294	57,116	59,378	60,810	62,100
COVID-19 / Recovery Plan
Operating expense	4,059	919	2,636	687	474	153
Capital grants / inventory consumption (PPE)	1,051	229	900	281	168	148
Contingency / disaster assistance	721	750	3,109	1,000	750	750
Contingency - COVID-19 / Recovery Plan	-	1,750	213	750	-	-
Crude-by-rail provision	443	976	925	-	-	-
Total Expense	60,099	61,918	64,899	62,096	62,202	63,151

16	Overview | Fiscal Plan 2022 – 25

Public Sector Compensation

In 2019, the MacKinnon Panel identified that the Alberta’s public sector costs more than comparator provinces. About half of Alberta’s operating budget is spent on employee compensation. The government has remained committed to a more efficient public sector, seeking compensation efficiencies across all sectors to ensure Albertans receive the best deal for their taxpayer contributions. Recent labour agreements with Alberta’s registered nurses and the Alberta Public Service have allowed the government to reduce its spending in comparison to the three largest provinces, while ensuring that public sector employees are paid a competitive wage.

Composition of 2022-23 Operating Expense (including COVID-19/ Recovery Plan)

[1] Includes $22 billion for Salaries, Wages and Employee benefits and $5.3 billion in grants for Physician Compensation and Development

Capital Plan

The Budget 2022 Capital Plan invests in building and maintaining public infrastructure that communities, families and businesses need and that contribute to the high standard of living that Albertans enjoy. This includes investments in infrastructure projects that expand capacity in the health care system, attract private sector investment, and support skills, jobs and long-term economic prosperity,

The Budget 2022 Capital Plan includes:

• $5.8 billion for municipal infrastructure;

• $3.2 billion for capital maintenance and renewal;

• $2.2 billion for health facilities;

• $1.8 billion for roads and bridges;

• $1.5 billion for schools;

• $3.8 billion for other Capital Plan envelopes; and

• $1.9 billion in SUCH sector self-financed capital spending.

Overview | Fiscal Plan 2022 – 25	17

To support the government’s priority of expanding health care capacity, the Budget 2022 Capital Plan includes key investments in health care facilities across the province. The $1.8 billion redevelopment and expansion of the Red Deer Regional Hospital Centre will increase critical services and add capacity at one of the busiest hospitals in the province; $193 million is included over three years for this project. In addition, $35.8 million is allocated for Stream 2 of the Recovery Communities project, which will include a new facility on the Blood Tribe reserve (75 spaces) and double the capacity at the Gunn site mainly through refurbishment of existing facilities (50 additional spaces), in support of the government’s commitment to transform the mental health and addictions system. Budget 2022 includes continued support for previously announced health facility projects such as the $1.4 billion Calgary Cancer Centre, the La Crete Maternity and Community Health Centre, the Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment and funding for the Alberta Surgical Initiative Capital Program to increase surgical capacity to address surgical wait times.

Other key highlights of the Budget 2022 Capital Plan include:

•  $320 million over three years for the Broadband Strategy to build high-speed networks to provide internet access to all Albertans;

•  $59 million for the University of Calgary Veterinary Medicine Expansion to help address the shortage of large animal veterinarians across the province;

•  $41 million for the Southern Alberta Institute of Technology John Ware Building Redevelopment project, which will provide a new centre of excellence for the culinary program;

•  $251 million that supports 15 projects for the construction of new schools, modernizations and design work to support school building priorities;

•  $38 million to replace the existing Office of the Chief Medical Examiner in Calgary;

•  $118 million to begin implementation of Stronger Foundations: Alberta’s ten-year strategy to improve and expand affordable housing. The strategy will transform the province’s affordable housing system to address growing demand, increase long-term financial sustainability, and improve accessibility for Albertans with low income;

•  $97 million for new sport, recreation, cultural and community facilities such as the Repsol Sports Centre in Calgary, the Calgary Stampede Foundation SAM Centre, the rehabilitation and modernization of the Medicine Hat Event Centre and Grandstand, upgrades to the Canmore Nordic Centre, the McMurray Métis Cultural Centre project, the Active Communities Alberta: Outdoor Recreation and Community Hub in St. Albert and a $15 million per year increase to the Community Facility Enhancement Program (CFEP); and

•  $744 million in total, and $474 million over the next three years, for the Springbank Offstream Reservoir flood mitigation project that will protect homes and businesses in Calgary and southern Alberta from the type of devastation that resulted from the 2013 floods.

18	Overview | Fiscal Plan 2022 – 25

Debt and Debt Servicing

Taxpayer-supported debt outstanding is estimated to total $97.7 billion at the end of 2021-22 and $94.7 billion at the end of 2022-23. These estimates are $18.1 billion and $33.4 billion lower than what was estimated in Budget 2021. The decrease is mainly due to Alberta’s government moving into a surplus position.

Since debt is also used to finance capital spending, the government will need to continue to produce surpluses while prudently managing capital budgets in order to eliminate the need for capital borrowing and to pay down the debt.

Debt servicing costs are expected to be $2.7 billion in 2022-23. Until the debt is eliminated, resources will continue to be used to pay interest costs rather than being directed to delivering the important government programs and services that Albertans rely on.

Debt Servicing Costs (millions of dollars)

Overview | Fiscal Plan 2022 – 25	19

Fiscal Summary

Budget 2022 Fiscal Summary
(millions of dollars)
	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Income and Other Taxes	19,578	19,065	22,060	23,034	24,737	26,264

Resource revenue – Bitumen royalties	2,006	1,482	9,515	10,349	9,213	8,160

Resource revenue – other	1,085	1,374	3,722	3,491	3,115	2,756

Transfers from Government of Canada	10,532	10,181	11,306	12,054	11,641	11,895

Investment Income	2,643	2,205	4,660	3,173	3,492	3,699

Net Income from Government Business Enterprises	(83)	1,877	2,509	2,435	2,630	2,656

Premiums, Fees and Licences	4,021	4,133	4,304	4,490	4,606	4,736

Other	3,355	3,380	3,616	3,581	3,700	3,685

Total	43,137	43,697	61,692	62,607	63,134	63,852

Expense

Operating expense (excl. COVID-19, Recovery Plan, CAELCC)	46,205	48,280	48,988	50,134	50,944	51,801

% change from prior year	(5.0%)	4.5%	6.0%	2.3%	1.6%	1.7%

Canada-Alberta Early Learning Child Care Agreement	-	-	134	666	823	992

Capital grants (excl. COVID-19, Recovery Plan)	1,752	2,608	2,203	2,148	2,427	2,597

Amortization / disposal loss / inventory consumption	3,659	4,009	3,753	4,057	4,161	4,182

Debt servicing costs	2,486	2,764	2,401	2,662	2,754	2,837

Pension provisions	(282)	(369)	(363)	(289)	(299)	(309)

Total Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)	53,820	57,294	57,116	59,378	60,810	62,100

COVID-19 / Recovery Plan

Operating expense	4,059	919	2,636	687	474	153

Capital grants / inventory consumption (PPE)	1,051	229	900	281	168	148

Contingency / disaster assistance	721	750	3,109	1,000	750	750

Contingency - COVID-19 / Recovery Plan	-	1,750	213	750	-	-

Crude-by-rail provision	443	976	925	-	-	-

Surplus / (deficit)	(16,962)	(18,221)	(3,207)	511	932	701

20	Overview | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA | 2022–25

Fiscal Plan

Alberta at Work

21

22	Alberta at Work | Fiscal Plan 2022 – 25

Alberta at Work
Introduction

Alberta recognizes the need to create pathways to success for all Albertans, wherever they are on their career path. Budget 2022 will make an incremental investment of over $600 million over the next three years on Alberta at Work (Chart 1) to help create these pathways.[1]

Alberta’s economic fortunes have improved significantly. The Alberta government’s early and decisive actions to support Albertans and businesses with Alberta’s Recovery Plan were key in assisting the province through the worst of the pandemic. The Job Creation Tax Cut, investments in infrastructure, sector strategies and red tape reduction are contributing to our growth and a stronger, more diversified economy. Alberta’s real GDP grew by an estimated 5.8 per cent in 2021 and is expected to grow by an additional 5.4 per cent this year.
[1] This includes about $105 million that will be provided through the Capital Plan.

Chart 1: Alberta at Work

Alberta at Work | Fiscal Plan 2022 – 25	23

While there are lingering impacts, by many indicators Alberta’s labour market has recovered from the pandemic (Chart 2). Alberta’s job growth has been among the strongest in the country[2] and employment has returned to pre-COVID-19 levels.

Chart 2: Labour Market Recovers From Pandemic Lows

Labour market outcomes, pandemic trough compared to January 2022

Sources: Statistics Canada, Haver Analytics and Treasury Board and Finance.

* Based on quarterly data. Current level is based on the most recent quarter available (Q3 2021). Data not available for the pandemic trough.

As a result, the chart reflects the current rate as a percentage of the Q4 2019 rate for this indicator.

However, the pandemic magnified pre-existing challenges in Alberta’s labour market, including youth unemployment, as well as barriers to entry for women, Indigenous Peoples and other under-represented groups. In addition, since the 2015-16 recession, there has been a significant increase in long-term unemployment.

The pandemic and the continuing recovery have also brought several new opportunities and challenges, such as increased uptake of automation and digitization, and changes to the structure of many workplaces. The pandemic has accelerated the impacts of population aging, with older Albertans leaving the workforce at an increased rate. These developments have resulted in an uneven labour market recovery. Employment in some sectors continues to lag, while other sectors face pronounced skill shortages.[3]

[2]   In 2021, Alberta had the third highest year-over-year growth among provinces.

[3]   A recent report by the Alberta Chambers of Commerce found that over 80 per cent of respondent businesses believe that their workforce will stay about the same or increase over the upcoming year.

24	Alberta at Work | Fiscal Plan 2022 – 25

Pandemic Exacerbates Impacts of Prior
Recession

Before the COVID-19 pandemic hit the economy with force in March 2020, Alberta was looking forward to emerging out of the prolonged recovery from the 2015-16 recession.[4] These hopes were not fulfilled. Widespread business closures, a significant fall in investment and waning consumer confidence led to a sharp decline in employment. Alberta shed over 340,000 jobs between February and April 2020, and the unemployment rate surged to over 15 per cent by May 2020. By April 2021, over 90,000 Albertans had been unemployed for 27 weeks or longer – nearly three times the average for 2019 (32,700).[5]

Despite significant recent improvements in Alberta’s economy, at present almost 47,000 Albertans remain long-term unemployed. Moreover, the average duration of unemployment reached levels unseen during any previous recession and remains elevated.[6]

[4]   Budget 2020 forecast, released in February 2020, expected real GDP to return to the 2014 level in 2020. The economy was not assumed to reach full employment until 2023.

[5]   In 2014, prior to the recession, the average was under 14,500.

[6]   The average duration of unemployment peaked at 33.4 weeks in August 2021 – nearly eight weeks above the pre-pandemic high of 25.7 weeks in October 2016. After five months of declines, in January 2022, the average duration of unemployment reached 23.1 weeks.

The Effects of Unemployment

The negative effects of long-term unemployment are well documented.[1] These effects include not only the loss of income, but also reduced prospects of future employment and negative effects on future earnings. Extended periods of joblessness often result in the erosion of skills, making it harder to find employment and for businesses to fill positions.

Looking beyond finances, the well-being of the affected individuals and their families suffers. Their physical and mental health frequently deteriorate. Couples experience a higher likelihood of divorce and children have an increased tendency to struggle academically. Higher incidence of long-term unemployment in a community – as may be the case when a staple industry struggles – has also been associated with higher rates of addiction, crime and family violence.

[1]   See Nichols, Mitchell, Linder (2013) for a literature review on various impacts. More specifically, the effects of joblessness on employment and earnings were explored by Von Wachter, Song, Manchester (2009), Cooper (2014); Oreopoulos, Page, Stevens (2005) study the effect of paternal unemployment on family income and children’s future earnings, using Canadian data. Recent Canadian studies on broad health and mental health related impacts include Chen, Hao (2018), Kneebone (2019), and Shahidi, Parnia (2021).

Alberta at Work | Fiscal Plan 2022 – 25	25

Alberta’s Recovery Plan Mitigates the
Pandemic’s Impact

Alberta’s government took significant steps to address the impacts of the recession and pandemic. By the end of the 2021-22 fiscal year, the government will have dedicated over $10 billion to the COVID-19 response, economic stimulus and Alberta’s Recovery Plan initiatives.[7]

Launched in June 2020, Alberta’s Recovery Plan creates jobs that build and diversify Alberta’s economy. Key components include:

•  Strengthening our workforce: Investing in programs to get Albertans back to work in well-paying jobs. For example, the Alberta Jobs Now program is helping businesses offset the cost of hiring and training unemployed or underemployed Albertans.

•  Growing our resources: Building on Alberta’s strong foundation as a responsible and innovative energy leader, a major source of high-quality agricultural and forest products, and a world-class tourism destination.

•  Building for the future: From rural broadband and major irrigation projects, to shovel-ready transportation projects, health-care facilities and schools – we are building the infrastructure to meet Alberta’s current and future needs.

•  Helping everyday Albertans: Provide the supports Alberta businesses and families need to get back to work and thrive. This includes reducing red tape for businesses, offsetting lost revenues for more than 48,000 organizations through the Small and Medium Enterprise Relaunch Grant and providing supports through the Restrictions Exemption Program Implementation Grant.

•  Diversifying our economy: Encouraging growth in new and emerging sectors like technology and innovation, finance, fintech, hydrogen, film and television production, and more. The acceleration of our Job Creation Tax Cut gives Alberta the most competitive business tax rate in Canada and a lower combined federal-provincial tax rate than the combined federal-state rate of most U.S. states.

•  Developing the talent pipeline: Strengthening the pathway from post-secondary education for existing and emerging sectors and equipping Albertans with the skills, knowledge and competencies they need to succeed in their lifelong pursuits.

7   This includes $7.1 billion in operating expense, $1.1 billion in capital grants, about $0.9 billion in purchasing personal protective equipment and almost $1 billion in capital investment.

26	Alberta at Work | Fiscal Plan 2022 – 25

Looking Beyond COVID-19

A strong economic recovery is now well under way. High energy prices are boosting drilling activity and oil production, and overall business output is up sharply. Some of the issues in our labour market are transitory; as the economy gains traction, these challenges will self-correct.

Table 1: Key Economic Assumptions

	2021	2022	2023	2024	2025

Real GDP (% Change)	5.8	5.4	3.5	3.0	2.8

Employment (000s)	2,239	2,330	2,408	2,467	2,513

Unemployment Rate (%)	8.7	6.6	5.9	5.7	5.5

Participation Rate (%)	69.2	69.6	70.1	70.3	70.2

The economy has recovered the jobs lost during the pandemic and job vacancies presently far exceed their pre-pandemic levels. Since April 2020, Alberta has gained over 375,000 jobs. As a result, the unemployment rate has fallen to 7.2 per cent in January 2022. Employment is expected to grow by 4.1 per cent in 2022, followed by an average growth rate of over 2.5 per cent over the next three years. As a result, employment will increase by over 270,000 workers from 2021 to 2025. As COVID-19 related worker safety concerns ease and federal support programs end, Albertans will return to the workforce in increasing numbers. The labour force participation rate is expected to gradually recover from the pandemic lows.

Despite these improvements, challenges remain. Persistent labour supply issues, including access to affordable child care and an aging population, will increasingly affect the labour market as Alberta’s economic recovery gains momentum. Meanwhile, the proliferation of remote work options, increased automation and digitization, and the demand for new specialized skills will change the nature of work and create both opportunities and challenges for our province.

Alberta at Work | Fiscal Plan 2022 – 25	27

Labour Shortages Emerge

As the economy improves, further labour and skills shortages are expected. In a recent survey by the Alberta Chambers of Commerce, almost half of the business respondents were experiencing moderate or significant staff shortages. Almost 60 per cent of respondents identified a lack of applicants as the top barrier to recruitment (Chart 3). A lack of people skills or qualifications was named the second most significant barrier with about half of businesses listing this issue. Meanwhile, an RBC study[8] found that “An economic recovery in Alberta, combined with an increase in post-pandemic infrastructure and green spending, is expected to mean more demand for trades. Even without these new pressures, ongoing demand from oil and gas and residential construction threatens to leave Alberta shorthanded.”

Chart 3: Lack of Applicants and Skills Emerging as Top Barriers to
Hiring Staff

Percentage of Alberta business respondents facing select barriers to hiring

Source:   Alberta Chambers of Commerce, December 2021

Note:        Results based on 287 responses from 410 Alberta businesses surveyed

Participation of Under-Represented Groups Critical to Addressing Workforce Challenges

Slower population growth, coupled with its aging, will constrain Alberta’s available workforce. In 2020, people aged 65 and older represented about 14 per cent of the population. This share is expected to increase to 16.5 per cent by 2026 and gradually increase to almost 20 per cent, or one in five Albertans, by 2046. The pandemic also appears to be causing some seniors to accelerate their transition to retirement or to part-time employment. The participation rate for Albertans aged 55 and over fell from 46.3 per cent in 2015 to 42.4 per cent in 2021.

8   Powering Up: Preparing Canada’s Skilled Trades for a Post-Pandemic Economy, Royal Bank of Canada, September 14, 2021.

28	Alberta at Work | Fiscal Plan 2022 – 25

This development reinforces the critical importance of increasing participation rates among Alberta’s youth and other under-represented segments of our workforce (Chart 4). It also means that we will become increasingly reliant on interprovincial and international migration to fulfill our labour market needs.

Chart 4: Labour Force Participation Rate Trending Downward Among Mature and Youth Workers

Participation rate by age and gender

Source: Statistics Canada

Alberta’s average population age in 2021 (38.9) was almost three years below the national average.[9] With its youthful population, Alberta has a natural advantage in attracting prospective employers and opportunities to the province.

Although Alberta’s youth have largely regained the jobs lost during the pandemic, youth employment remains over 30,000 jobs below what it was in December 2014. A shift in the labour market from the goods sector towards services has exacerbated the issues for young males, who have traditionally been more likely to be employed in the goods sector. At 16 per cent, the unemployment rate for Alberta’s young males remains higher than both the overall male unemployment rate and the unemployment rate for young females.

The labour force participation rate among our youth has also been trending downward since mid-2008, which is only partly explained by increased enrolment in post-secondary education. It is critical that Alberta provide pathways to success for our youth to maintain our competitive edge.

Alberta’s female labour force participation rate continues to lag behind that of males, though it is the highest rate of participation in Canada. In addition, the gap

9   45 per cent of Alberta’s population is under 35 years of age, compared to the national average of 41 per cent.

Alberta at Work | Fiscal Plan 2022 – 25	29

in the participation rates between men and women in the province has also been among the highest in Canada in recent years.[10] The difficulty of balancing work with other responsibilities, in particular child care, is the most often-cited barrier to greater involvement of women in the labour market. The recent conclusion of a bilateral agreement between Alberta and the federal government on child care is an important step in bridging the prevailing labour market gender gaps.

Canada-Alberta Early Learning and Child
Care Agreement

In 2021, Alberta entered into an agreement with the federal government to support the expansion of accessible, affordable and high-quality child care that gives families the choice they need. This made-in-Alberta plan will lower child care fees for Alberta’s parents by half, on average, by early 2022, to an average of $10 per day by 2026. To ensure that families can choose the child care that works best for them, at least 42,500 new licensed child care spaces will be added over the next five years. This support will be provided to licensed child care – preschools, daycares and licensed family day homes, ensuring flexibility for families requiring drop-in or 24-hour child care. From 2021-22 through 2024-25, over $2.6 billion will be provided in support of the agreement with the federal government.

The Changing Nature of Work

Even before the pandemic, increased automation and digitization were having a significant impact on Alberta’s labour market. These changes are now permeating all sectors of the economy, and in the process transforming skill requirements.[11] Employers are also increasing focus on recruiting candidates with adaptable and soft skills (critical thinking, collaboration, communication and problem solving) to address the complex challenges of rapidly evolving business and work environments. The demand for increased technological and soft skills will not displace specialized skills; rather, they will complement the specialized skills that already exist. The acceleration of remote work options has facilitated consolidation of corporate back-office services and increased contract and/ or gig related work. Work schedules are being modified to meet the different expectations of workers at all stages of life.

[10]   In 2021, Alberta’s female labour force participation rate was 64.3 per cent, 3.7 percentage points above the national average for Canadian women. Among Alberta males, the labour force participation rate in 2021 was 74.0 per cent, 4.4 percentage points above the national average.

[11]   A recent study (Preparing for the Future of Work in Canada, OECD, July 23, 2020) found that over 15 per cent of Alberta’s labour market is at high risk of automation. The Conference Board of Canada’s, Automation Vulnerability Index, 2021, also shows a relatively high exposure to automation in Alberta.

30	Alberta at Work | Fiscal Plan 2022 – 25

Role of Federal Government

Labour Market Agreements

Alberta and Canada have two Labour Market Transfer Agreements (LMTAs) that provide the province with over $300 million annually for labour market initiatives.

The Labour Market Development Agreement (LMDA) funds skill training and employment assistance for individuals. Beneficiaries include individuals who are presently receiving Employment Insurance (EI), those who have had a claim in the last five years and are currently unemployed, and individuals who have paid at least the minimum employee portion of EI premiums in five of the last 10 years. The LMDA also provides employment assistance services to all Albertans regardless of their employment or EI status.

The Workforce Development Agreement (WDA) increases the labour market participation of under-represented groups by improving the skill levels of unemployed individuals. The WDA funds employer-sponsored training initiatives such as the Canada-Alberta Job Grant and the Alberta Jobs Now program. The WDA also supports persons with disabilities to obtain and maintain employment.

Advocating for Alberta’s Workers

Alberta values its labour market partnerships with the federal government. Elements of the LMTA funding agreement formula are set to expire on March 31, 2023 and Canadian provinces and territories have asked the federal government to expedite discussions about preserving this funding. Alberta also continues to be concerned by the LMDA’s complex and dated allocation formula. Under the LMDA, Alberta tends to receive a much smaller allocation than our population share. Alberta will continue to advocate vigorously for our fair share of LMDA funding.

Alberta at Work

Albertans value hard work and are generally ready and able to meet the needs of prospective employers. Albertans are also among the most productive workers in Canada,[12] and benefit from world-class education systems. The Government of Alberta has created many programs to bring Albertans into the labour force and develop skills to meet the demands of employers.

[12]  Despite the pandemic, Alberta’s labour productivity remained significantly above that of other major provinces in 2020.

Alberta at Work | Fiscal Plan 2022 – 25	31

Irrespective of an Albertan’s stage of life or career (whether students in the K-12 system, displaced older workers or anywhere in between), Budget 2022 will help provide a path to a rewarding career. Over the next three years, Alberta will invest over $600 million in Alberta at Work through five pathways: building foundations, developing skills, seeking employment, advancing your career, and workforce and investment attraction.

Building Foundations

Alberta’s approach must recognize and adapt to emerging trends. Increased automation and digitization, globalization and remote work, green technology, an aging population, continued urbanization, and migration all have the potential to significantly transform Alberta’s economy in the future. We need to develop skills today that will allow our labour market to readily adapt to future challenges.

This will be achieved by regularly reviewing and updating our programs so that they are adaptable and focused on meeting the needs of tomorrow. Budget 2022 will enable this by investing $15 million over three years to upgrade our ability to collect, analyze and disseminate current labour market information. A full system-wide review of Alberta’s labour market programs will begin in 2022. Improved labour market information will also address the skills gap by allowing students and workers to make more informed decisions about their future career paths and businesses to connect more easily with potential workers.

The foundations for a rewarding career begin early in life. Alberta’s education system is a critical starting point (Chart 5). Alberta’s updated Kindergarten to Grade 6 (K-6) curriculum includes an increased emphasis on foundational literacy and numeracy skills, as well as a stronger foundation in financial literacy in all grades to support work readiness and entrepreneurship. The new curriculum will help prepare our students for a rapidly changing labour market,

Chart 5: Alberta’s Educated Workforce Builds the Foundations for
Success

Educational attainment of the population aged 25 to 64

Source:    Statistics Canada

32	Alberta at Work | Fiscal Plan 2022 – 25

which is placing an ever-increasing premium on adaptability and transferrable skills. The education system also provides science, technology, engineering, mathematics and vocational programs that offer foundational, hands-on learning to bridge high school students to trade designations and jobs.[13] All combined, these factors will help to maintain Alberta’s reputation as having an education system that is among the best in the world.

Giving a wide range of educational choices to families remains a key priority for our government. Budget 2022 will provide $25 million over three years to support collegiate programs and charter school expansions. This will expand the collegiate model as a program of choice with particular attention on expanding opportunities in science, technology, engineering, mathematics and the trades.[14] In partnership with post-secondary institutions and industry partners, collegiate programs will be well integrated within the K-12 system. These programs will bring together students in grades 7-12 with similar interests to benefit from enriched programming, specialized facilities and enhanced learning opportunities through a unique delivery model. This will provide clear pathways for students into post-secondary education and to careers that are in high demand.

Developing Skills

Developing skills is critical to addressing existing gaps in our labour market. Specialized skills also enable our youth and other under-represented segments of the workforce to maximize their participation in our economy.

Alberta’s specialized workforce is highly diverse, spanning a multitude of occupations and fields of study. It includes the most engineers per capita in Canada,[15] thousands of skilled trade workers, professionals, and specialists in procurement and construction with the expertise to manage large, complex projects. This diversity provides multiple paths to a rewarding career in Alberta.

There are also numerous opportunities to gain the skills needed. Alberta’s colleges and universities offer a broad range of educational and training opportunities. Our universities are consistently rated among the best in the country and in the world,[16] and our colleges provide highly specialized training in fields critical to the growth of our economy. A number of other existing programs help address financial and other barriers for individuals trying to obtain the necessary skills.

Released in April 2021, Alberta 2030: Building Skills for Jobs established a 10-year vision and strategic direction for post-secondary education. This strategy enhances the connections between post-secondary programs and the needs of employers and industry. Alberta at Work will support this vision by:

[13] Alberta is one of many high-performing jurisdictions seeing declines in math performance in recent years. This global trend is of concern and is being carefully monitored. There is some evidence that younger students are struggling more with math skills than other cohorts. Efforts are being made to boost numeracy skills and address COVID-19 related learning disruptions to both literacy and numeracy development.

[14]   An additional $47 million will be provided to the collegiate model through the capital plan.

[15]   2019 National Membership Information, Engineers Canada, 2020

[16]   In 2021-22, the Center for World University Rankings rated the University of Alberta as the 81st best in the world and the University of Calgary ranked in the top 200.

Alberta at Work | Fiscal Plan 2022 – 25	33

•  Providing $171 million (over the next three years) to expand enrolment in areas with skills shortages. Approximately 7,000 additional post-secondary seats will be created in areas such as high technology (computer science, information technology and data modelling), finance and fintech, energy (engineering, etc.), health and aviation.

•  Investing $59 million over three years in infrastructure to expand the veterinary medicine school at the University of Calgary. This will address a critical emerging shortage of large-animal veterinarians in rural Alberta.

•  $30 million for enhancing apprenticeship programs and opportunities. Half of this amount will enable approximately 300 students to acquire skills linked to emerging technology sectors and other in-demand occupations. The other half will be provided to community agencies in support of programs like Women Building Futures and CAREERS: The Next Generation.[17]

•  $5 million to increase training opportunities for Indigenous Peoples.

[17]   Women Building Futures offers programs and support services to help unemployed and underemployed women explore and connect to careers that pay above a living wage. CAREERS: The Next Generation works with youth, employers and schools to connect students to paid internships, promote apprenticeship education, and expose students to a variety of skilled professions.

Alberta 2030: Building Skills for Jobs

Vision: Alberta’s world-class post-secondary system will equip Albertans with the skills, knowledge and competencies they need to succeed in their lifelong pursuits. The system will be highly responsive to labour market needs and, through innovative programming and excellence in research, contribute to the betterment of an innovative and prosperous Alberta. Alberta 2030 has six goals of transformative change:

1.  Improve access and student experience: Ensure all Albertans have access to high-quality post-secondary opportunities and that the student experience is coordinated and integrated.

2.  Develop skills for jobs: Ensure every student has the skills, knowledge and competencies to enjoy fulfilling lives and careers and that they have greater transparency around labour market outcomes.

3.  Support innovation and commercialization: Contribute to Alberta’s innovation capacity by supporting post-secondary research and strengthening its commercialization potential to create new knowledge, develop future skills and diversify the economy.

4.  Strengthen internationalization: Become a leading destination for top talent to drive the growth of skills, ideas and innovations locally and globally.

5.  Improve sustainability and affordability: Provide institutions greater flexibility to generate own-source revenue and strengthen student aid.

6.  Strengthen system governance: Modernize governance of the system to increase collaboration and drive outcomes.

34	Alberta at Work | Fiscal Plan 2022 – 25

Beyond our universities and colleges, community learning and other specialized providers play a significant role in our adult learning system. These organizations allow individuals to develop and enhance their foundational skills, as well as certain specialized skills.

There is presently a severe shortage of skilled drivers in Alberta. This has impacts on our supply chain and creates inflationary pressures. Building on the success of the province’s Driving Back to Work program, $30 million over the next three years will be invested mostly in commercial driver grants. This will support programs that reduce barriers to commercial driver training and address other training challenges. At least 600 students are expected to be supported annually. The Government of Alberta will also continue to partner with industry to explore opportunities to establish a center of excellence, a training facility and a test track to further develop a robust supply of skilled drivers to meet the needs of Alberta’s growing economy.

Seeking Employment

Assisting those seeking employment is essential to addressing Alberta’s existing unemployment pressures and will also help address emerging labour supply challenges. The Alberta Jobs Now program is providing critical support to employers enabling them to put thousands of Albertans back to work. Beyond this direct financial support, Alberta has a diverse set of programs available to help Albertans find and maintain employment.

The Training for Work program provides short-term occupation related skills, work experience, placement services, and employability and essential skills training to unemployed Albertans.[18] The program also includes supports for entrepreneurship and provides assistance to bridge employment skills for immigrants. Career and Employment Information Services provides a suite of employment services including job placement, employment counselling and a variety of self-serve and easily accessible employment resources.[19]

Budget 2022 will invest $64 million over three years to enhance Alberta’s proven skills development, training and employment programs.

Due to circumstances often outside their control, Albertans can find themselves out of work and in need of support to get back to work. In many cases, barriers to employment - such as the need to purchase tools and work equipment or to develop skills - can be addressed without the need for any further assistance. For individuals that do require further assistance, foundational work programs and employment services can serve as a pathway to future employment. These programs provide individuals with many of the basic skills that are required to become employed, including certifications such as first aid or Workplace Hazardous Materials Information System (WHMIS) training. They also include training in literacy and numeracy, soft skills to build foundational competencies and English as a second language courses. Embedding these skills and training with job placement opportunities is proven to bolster success in getting and keeping a job.

[18]   Available particularly to those experiencing long-term unemployment.

[19]   This includes labour market information and analysis, which allow individuals to make informed decisions about their career path, supports for career fairs and workshops, and workplace and career planning resources.

Alberta at Work | Fiscal Plan 2022 – 25	35

Alberta will be actively engaging and supporting employers to create more job placement opportunities for unemployed Albertans. Budget 2022 will invest $20 million in 2022-23 and an additional $10 million in 2023-24 to increase access to these services.

$6 million over the next three years will also be provided to expand work-integrated learning programs for up to 1,200 students. These programs provide students with paid experiential learning opportunities and have proven track records of creating permanent employment connections.

Advancing Your Career

Shifts in the nature and structure of work are driving the need for diverse and adaptable skills. Enabling employers and employees to fulfil emerging needs by supporting already employed individuals to gain these skills will help reduce current skill gaps and keep individuals employed.

Alberta has a number of programs available to assist individuals in advancing their careers. The Canada-Alberta Job Grant enables employers to apply on behalf of their present or future employees for eligible training cost grants. Various internship programs provide grants, employment or other supports for hands-on experience in specialized fields.[20] Exposure courses provide assistance to obtain work certifications required for employment and short work courses to augment an individual’s job specific skills. These courses provide individuals with training in areas like WHMIS, H2S Alive, Transportation of Dangerous Goods, Cardiopulmonary Resuscitation (CPR) and Standard First Aid, allowing them to advance their career or find employment.

Budget 2022 will invest $15 million over three years to create a new non-repayable support to low-income students in qualified high-demand programs. This will enable more low-income learners to participate in the advanced education system and facilitate greater workforce participation in the future.

[20]   For example, Mitacs, in partnership with the Government of Alberta, provides an internship program designed to increase employment of highly educated graduates into the private sector. The government also directly provides internships in certain areas.

Supporting Self-Employment and

Entrepreneurship

Alberta has many advantages that encourage self-employment and entrepreneurship. Our tax competitiveness, streamlined regulatory system and targeted support programs encourage business investment and provide the foundations for success. Aside from our overall economic climate, the Government of Alberta also supports self-employment and entrepreneurship through a number of initiatives, including Alberta Scaleup and Growth Accelerator program; research and innovation investments; Commercialization Associates program by Alberta Innovates; the Accelerated Tech Pathway program; short-term self-employment training programs, and others.

36	Alberta at Work | Fiscal Plan 2022 – 25

Aside from available financial supports, Budget 2022 will also empower more workers to advance their careers by easing the path for skill development. $8 million over the next two years will be provided to expand reskilling and upskilling opportunities through micro-credentials. Up to 80 new micro-credential based course offerings will be available through this enhancement.

Workforce and Investment Attraction

Attracting investment to Alberta will be critical to create jobs for Albertans. At the same time, however, some employers are already finding it tough to address existing skill shortages. Attracting more individuals to participate in Alberta’s labour market while providing more opportunities will help to rebalance our labour market.

Investment plays a critical role in workforce attraction. It creates the opportunities that bring Albertans into the labour market and attracts people to our province.

Alberta’s Recovery Plan provided the foundations for Alberta’s Investment and Growth Strategy. Budget 2022 will enhance two critical components of this strategy.

•  The Alberta Technology and Innovation Strategy (ATIS) envisions Alberta becoming an internationally recognized technology and innovation hub. Budget 2022 provides $73 million over three years to make this vision a reality.[21]

•  An additional $15 million will enhance the Investment and Growth Fund to allow for the creation of a new rural stream for attracting investment and creating jobs.

Ongoing investments in broadband will improve connectivity in rural, remote and Indigenous communities. Access to a high-speed, reliable broadband internet connection is not just important to Albertans, but essential for Alberta’s recovery and economic diversification.

To prosper in the future, Alberta will need to establish itself as a destination of choice for businesses, employees and their families. Our strong educational and health institutions, relatively low cost of living, vibrant arts scene, our cultural diversity, and natural recreation and sport experiences will serve as important advantages that we can market to the world.

Alberta’s government will launch a marketing campaign to attract highly skilled and in-demand workers to Alberta. This $15 million initiative will create national and international awareness of the benefits of living, working and starting a business or investing in Alberta.

Employee attraction efforts will continue to be aided by the Alberta Immigrant Nominee Program. This program nominates individuals who have skills needed to fill job shortages or are planning to buy or start a business in Alberta.

[21]   This includes $38 million for Advanced Education for quantum computing and innovation and $35 million for Jobs, Economy and Innovation.

Alberta at Work | Fiscal Plan 2022 – 25	37

Affordable Cost of Working and Living in Alberta

Alberta is among the most affordable places in Canada to operate a business, live and work. This, along with relatively high earnings[1] and low taxes, raises the standard of living and makes Alberta an attractive destination for prospective workers. Businesses also benefit from a low-cost environment, as households are able to spend more on consumption while also saving and investing more.

Average house prices in Edmonton and Calgary are among the lowest among large Canadian cities[2] and overall home ownership costs in Alberta represent a far smaller share of income. Albertans and their businesses also pay the lowest overall taxes in the country. If Alberta had the tax system of our next closest competitor (Ontario), Albertans and Alberta businesses would pay $14.8 billion more in tax than they currently do.

Chart 6: Home Ownership is Highly Attainable in Alberta

Share of median household income required to cover home ownership costs, Q3 2021

Source:   Royal Bank of Canada Housing Trends and Affordability Report, December 2021.

[1]   Alberta’s average weekly earnings (AWE) are the highest among provinces. Based on the latest data available, the year-to-date AWE in 2021 in Alberta was 8.5 per cent above the Canadian average across all industries. For goods producing industries, the gap was 24.0 per cent.

[2]   As reported by the Canadian Real Estate Association (CREA).

38	Alberta at Work | Fiscal Plan 2022 – 25

Table 2: Alberta at Work
(millions of dollars)

Initiatives	2022-23	2023-24	2024-25	Total

Building Foundations

Improved labour market information (data analytics)	5	5	5	15

Supporting collegiate programs and charter school expansions	6	8	10	25

Capital Plan: Supporting collegiate programs and charter school	27	10	10

expansions

Developing Skills

New advanced education enrolment spaces in targeted fields	57	57	57	171

Improved access to apprenticeships**	10	10	10	30

Support for Indigenous training	1	2	2	5

Developing commercial drivers	10	10	10	30

Capital Plan: University of Calgary veterinary medicine expansion	10	21	27	59

Seeking Employment

Enhancements to proven skills development and training	18	23	23	64
programs

Assistance to address barriers to employment	20	10	-	30

Enhancements to work-integrated learning programs	2	2	2	6

Advancing Your Career

Skills upgrading grants and bursaries for low-income Albertans	5	5	5	15

Expanding micro-credential course offerings	5	3	-	8

Workforce and Investment Attraction

Attracting investment in specialized sectors (ATIS)	25	25	24	73

Enhancing the Investment and Growth Fund	5	5	5	15

Marketing Alberta to the world	5	5	5	15
Total	210	201	194	605

*	Numbers may not add to total due to rounding.
**	Includes apprenticeship expansion programs in the Ministry of Advanced Education and support for apprentice partnership programs.

Alberta at Work | Fiscal Plan 2022 – 25	39

BLANK PAGE

40

BUDGET 2022

GOVERNMENT OF ALBERTA | 2022–25

Fiscal Plan

Canada’s Growth

and Prosperity

42	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Canada’s Growth and Prosperity

Introduction

A plan is needed for Canada’s economy as the country looks past COVID-19. Fiscal support through many programs, including direct income supports to individuals, wage subsidies for businesses and loans, provided Canadians with the relief they needed to weather the pandemic; however, the Canadian economy is well into recovery mode. Federal action is now necessary to transition from COVID-19 crisis to economic expansion. At some point, government supports will end and the private sector must fuel growth.

Before the COVID-19 pandemic, a major vulnerability in the Canadian economy was lagging investment. Boosting investment, particularly in goods-producing industries, will be essential to Canada’s recovery, driving job creation, productivity and higher living standards. Federal government policies, particularly those that focus on business competitiveness, must encourage growth and investment. This is especially important as Canada looks to attract capital to achieve Environment, Social, and Governance (ESG) objectives.

The energy sector remains a significant contributor to the Canadian economy and a major source of investment. Alberta’s strong economic fundamentals and highly developed energy sector, with its focus on cost competitiveness and innovation, and burgeoning renewable resources industry, position the province to power the national economy once again. Strong provincial policies that reduce greenhouse gas emissions and address other ESG considerations will enable the country to capitalize on being among the most responsible energy producers in the world.

“If we are to give Canada’s expansion a more solid foundation and avoid a crash as the sugar high dissipates, we need to act more like our competitors. We need less borrowing and consuming, and more saving and investing. Canadian workers need better tools to produce, compete, and earn with.”

William Robson, CEO, C.D. Howe Institute

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	43

Canada’s investment problem

Weak business investment has been a drag on growth in Canada since the 2015 oil price crash. Lower oil prices, regulatory delays, and infrastructure challenges have plagued resource development in the country, which has resulted in a plunge in investment in that sector. No other industries have stepped in to fill the gap. As a result, private sector investment in Canada was almost 12 per cent lower in the third quarter of 2021 compared with levels at the end of 2014. In fact, in real terms, overall investment has failed to gain much ground since the 2009 recession, with weakness across many industries including finance and insurance, construction and trade (Chart 1). According to a 2020 tax competitiveness study by Philip Bazel and Jack Mintz, Canada’s business investment as a share of GDP has fallen behind even other resource-based jurisdictions like Australia and Norway.[1] Recent analysis from National Bank[2] highlights Statistics Canada data showing that in 2020, non-residential private capital stock actually contracted. Further, the total stock of residential assets in Canada exceeded total non-residential for the first time since 1961(when the data was first recorded). The C.D. Howe Institute reported last year that Canadian business spending on Intellectual Property is lagging more than any other type of investment[3].

[1]   Philip Bazel and Jack Mintz. 2021 “2020 Tax Competitiveness Report: Canada’s Investment Challenge“. SPP Research Papers. The School of Public Policy, University of Calgary. September.

[2]   Stéfane Marion. “Canada can’t afford to bleed capital like this.” National Bank Financial, November 30, 2021.

[3]   William B.P. Robson and Miles Wu. 2021. “From Chronic to Acute: Canada’s Investment Crisis.” E-Brief. Toronto: C.D. Howe Institute.

Chart 1: Investment remains weak in Canada

Annualized non-residential business investment in Canada

Business investment has failed to gain ground across a broad spectrum of industries in Canada.	Sources: Statistics Canada, Haver Analytics

44	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Weak investment undermines Canada’s ability to boost productivity and competitiveness. This is critical to support future growth and maintain living standards, particularly given Canada’s aging population. Real gross domestic product (GDP) per capita, a measure of standard of living, increased at a continuous annual compound growth rate of only 0.9 per cent between 2015 and 2019. This was down from the 1.5 per cent between 2010 and 2014. Investment enables more output to be produced by the same working hours. It also enables businesses to reduce production costs and improve efficiency.[4] Compared with the U.S., private business investment per worker in Canada and Canadian labour productivity have fallen significantly behind (Chart 2). The deterioration of Canada’s competitiveness is revealed in the composition of Canada’s exports; growth in exports has been driven by energy and services, whereas non-energy goods exports have remained stagnant.

[4]   Jack Mintz.“Weak investment is economic problem number one.” Financial Post, January 12, 2022. https://financialpost. com/opinion/jack-m-mintz-weak-investment-is-economic-problem-number-one

Chart 2: Canada’s labour productivity is falling behind

Labour productivity per hour, measured as GDP per hour of work*

Source:   Penn World Tables 9.1 based on Feenstra et at. (2015), Treasury Board and Finance

*  GDP is measured in constant 2017 US$, which means it is adjusted for price differences between countries (PPP adjustment) and for inflation to allow comparisons between countries and over time.

“While Canada has a relatively well-trained work force, we lag other countries in private investment and research and development.” Jack Mintz, President’s Fellow, Calgary School of Public Policy

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	45

Private sector led growth

With business investment languishing in the country, much of the growth in recent years has being driven largely by consumer and government spending and the housing sector (Chart 3). Unprecedented levels of fiscal stimulus at all levels of government provided a much needed boost to the Canadian economy as it grappled with the fallout from the COVID-19 pandemic. However, this creates challenges to future growth, given high levels of household debt and significant government borrowing in the last two years to support COVID-19-related spending. This is especially true, given that incomes in the country have been weighed down considerably since the 2015–16 downturn in the energy sector. Canada’s nominal GDP the broadest measure of income and a key driver of government revenues, was lower by $151 billion (or 6 per cent) in 2019 than projected by the federal government in late 2014[5] (Chart 4). In addition, elevated federal spending, along with soaring commodity prices, persistent global supply bottlenecks, and tighter labour markets, are now contributing to inflationary pressures.

Chart 3: Housing and government spending are driving the economy

Canada real GDP by expenditure component, Q4-2015 =100

High household and government debt requires a rotation to sustainable, private sector, investment-led growth.

Sources: Statistics Canada, Haver Analytics

As COVID-19 stimulus spending unwinds, growth must rotate back to the private sector, and Canada’s ability to attract capital will be essential to this transition. National Bank reported recently that despite net positive capital inflows due to foreign buying of Canadian securities in 2021, the country saw record levels of Canadian investors opting to invest abroad, driven in part by large Canadian pension funds.[6] The bank also notes that Canada must reverse the rising trend of capital flight by domestic investors and grow its capital stock to take advantage of successful immigration policy and a productive, highly skilled workforce.[7]

[5] Department of Finance Canada. 2014. Update of Economic and Fiscal Projections,

budget.gc.ca/efp-peb/2014/pub/pdf/efp-peb-14-eng.pdf

[6] Warren Lovely. “A fresh take on capital flight.” National Bank Financial, January 17, 2022.

[7] Stéfane Marion. “Canada can’t afford to bleed capital like this.” National Bank Financial, November 30, 2021.

46	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Chart 4: Incomes have suffered since the energy sector downturn

Canada’s nominal GDP
Canadian nominal GDP, a broad measure of incomes, has not fully recovered since the 2015–2016 downturn in the energy sector.

Sources: Statistics Canada, Haver Analytics, Alberta Treasury Board and Finance
* Assumes nominal GDP grows at the 2000-2014 compounding annual rate of 4.3%.

There is an important role for the federal and provincial governments in enabling private sector investment. Policies that enhance tax competitiveness, reduce regulatory burden and uncertainty, and renew investor confidence are important for private sector investment and capital accumulation.

Importance of Canada’s energy sector

The energy sector plays an important role in the national economy. Prior to the pandemic, in 2019, the energy sector accounted for $298 billion, or almost 13 per cent, of Canada’s nominal GDP. Oil and gas extraction represented about 41 per cent of this sector, followed by refining and processing (27 per cent), electricity (16 per cent) and support services to extraction (15 per cent). Despite declining around 40 per cent since 2014, the sector (broadly defined to include oil and gas, utilities, and mining) attracted around $70 billion in investment, accounting for more than a quarter of total business sector investment in the country. Oil and gas extraction was the largest contributor at $33.3 billion. The stock of foreign direct investment (FDI) in mining, oil and gas extraction sector stood at $198.5 billion in 2019, making up close to 20 per cent of Canada’s total stock of FDI.

Canada’s energy sector remains a key driver of the national economy and a major source of revenue for governments in Canada.
Not only is the energy sector an economic driver, it also generates a significant amount of income for Canada and is an important source of government revenues. With energy demand rebounding in 2021, Canada sold over $143 billion worth of energy products to the rest of the world, representing around 25 per cent of the value of all goods exported from Canada last year. On a per capita basis, Canada exported more than $3,700 worth of energy products in

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	47

2021 (Chart 5), more than double the second highest category (consumer goods). Between 2014 and 2018, government revenue collected from the energy industry averaged $16.3 billion.

Chart 5: Energy products outpaced all other goods export in 2021

Canadian goods exports per capita (customs basis)

Energy exports are a major source of income for the country.

Sources: Statistics Canada, Haver Analytics

The energy sector supports businesses and communities across the country. In 2019, Canada’s energy sector directly employed more than 282,000 people and indirectly supported over 550,500 jobs. These jobs are among the highest paid in the country, which means that they disproportionately add to productivity and support demand, and jobs, in other industries.

With commodity prices surging, the energy sector is expected to once again power Canada’s economic growth this year. Energy exports continue to rise, and the Canadian Association of Petroleum Producers (CAPP) is forecasting a $6 billion increase in oil and natural gas investment this year. However, as a share of overall global investment in oil and gas, Canada is losing market share to other jurisdictions.[8] Enhancing investment in the sector will boost Canada’s growth potential and ensure the economy is firing on all cylinders. It will also generate much needed revenue to support Canada’s recovery and fund services to Canadians.

[8] www.capp.ca/news-releases/
capp-projects-investment-in-canadas-natural-gas-and-oil-sector-will-rise-to-32-8-billion-in-2022/

48	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Canada as a responsible energy producer

Strong demand for oil and gas is projected for decades to come. Every credible forecast of future world energy consumption sees oil and gas continuing to dominate the supply mix for the next several decades, even in net-zero emissions scenarios. According to the International Energy Agency’s (IEA) 2021 World Energy Outlook, oil and natural gas is projected to account for more than half of the world energy supply through to 2050, despite growing demand for renewables.[9] Premature divestment away from oil and gas is causing shortages across the world, resulting in energy affordability and security issues. This was highlighted in late 2021, when concerns about energy shortages in Europe and Asia caused natural gas prices to skyrocket and put upward pressure on oil prices.

Given our abundant energy resources, Canada is well-positioned to meet demand as one of the most credible and responsible global suppliers of energy products. The country holds the third largest endowment of natural resources in the world, behind Saudi Arabia and China.[10] According to the US Energy Information Agency, Canada was the fourth largest producer in the world of natural gas and petroleum and other liquids in 2019. The oil and gas extraction sector in Canada has evolved over the past 50 years into a high-tech, highly productive and efficient industry. This has driven costs down substantially, particularly in the oil sands, making the oil produced in Canada extremely competitive globally. Just 10 years ago, the average break-even price required to produce a barrel of oil from an in-situ project was around US$85/bbl; now, it is below US$50/bbl. Expansion break-even costs are even lower. These are on par with competitors like U.S. shale (Chart 6).

Even with the proliferation of renewable energy, non-renewable energy will remain an important part of the global energy mix. Canada has the potential to be a global energy leader.

[9]	Based on IEA’s Stated Policies Scenario

[10]	www.worldatlas.com/articles/countries-with-the-most-natural-resources.html-

Chart 6: Canada’s resources are cost-competitive

Break-even prices for key oil plays in Canada and the U.S.

Sources: Wood Mackenzie and Rystad Energy

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	49

“Global oil producers are facing increasing pressure to drastically reduce emissions and define credible pathways to ‘net zero’. Canada’s oil sands are in a unique position to do so...Canada’s oil sector continues to lead the pace on many ESG performance trend”.

Survivor Canada: The unparalleled position of Canadian oil in a transition challenge. BMO Capital Markets, June 2021.

ESG considerations are increasingly being used to evaluate the non-financial performance of corporations and jurisdictions – a lens to evaluate, compare, and scrutinize long-term sustainability and impacts on our world. ESG standards and reporting frameworks are being adopted among all industry sectors, providing a common language for how to discuss performance and risk across ESG categories deemed most material. ESG performance may impact a company’s access to capital, attraction/retention of talent, regulatory interventions, cost of capital, insurability, and public trust. As a province, ESG performance is used to evaluate short/medium/long-term risks to specific industry sectors and to provide guidance on policies that can support and encourage enhanced performance over time. Based on third-party assessments, Canada tops global ESG scores across a full spectrum of factors, from environmental policy to social progress/welfare, political stability, regulatory oversight and corporate governance.

Canadian energy producers have been able to find gains in efficiency and reduce costs, all the while advancing ESG objectives (Chart 7). According to Statistics Canada, in 2018, the oil and gas extraction industry in Canada spent $3.6 billion on environmental protection. This exceeded all other industries by a fair margin and represented 37 per cent of total environmental protection spending by businesses in Canada. Given most oil and gas extraction businesses are located in Alberta, the province contributed the largest share of national environmental protection spending, at 39 per cent.

Chart 7: Canadian companies leading in Energy Sector ESG Performance

ESG Scores

Sources: CSRHub, Bloomberg, BMO Capital Markets (June 2021)

50	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Improving market access will enable Canada’s energy sector to capitalize on its position as a cost-competitive and responsible energy provider. It will also provide an opportunity for other jurisdictions to access Canada’s energy products and reduce their reliance on emission-intensive sources of energy and jurisdictions with much lower ESG standards. For example, increasing liquefied natural gas (LNG) exports to global markets can sustain the growth of Canada’s natural gas industry, while both displacing the use of coal in targeted Asian countries and providing energy security to the EU. Led by growth in China, India, and Europe, LNG demand is expected to drive the global natural gas market for decades to come. Canada has logistic advantages on both its west and east coasts and can be cost-competitive. In addition, consuming nations prefer a portfolio of reliable sellers. Canada’s stability and responsible production methods are well-positioned, as supported by the International Energy Agency Canada Policy Review Report in January 2022.[11]

Increasing market access will enable Canada to export its cost-competitive and responsibly produced energy resources to major markets in Asia and Europe.
Alberta’s role in achieving Canada’s ESG objectives
Reducing emissions
Emissions reduction is a cornerstone of environmental policies across major jurisdictions, including Canada. In 2019, the world emitted 47,515.3 metric tons of carbon dioxide equivalent (MtCO2e), with around 722 MtCO2e from Canada (about 1.5 per cent of total global emissions). Alberta generated almost 276 MtCO2e, or about 40 per cent of Canada’s total emissions and 0.6 per cent of emissions globally. Within Alberta, about half of the emissions are generated by the oil and gas sector, while the other half come from a variety of sources (see Table 1).

[11] www.iea.org/reports/canada-2022

Table 1: Alberta Emissions Profile by Industry

	Total	% of	% of	% of

	MtCO2e	Alberta	Canada	Global

Oil & Gas	141	51	20	0.30

Transportation	34	12	5	0.07

Electricity	31	11	4	0.07

Buildings	22	8	3	0.05

Agriculture	21	8	3	0.04

Heavy Industry	18	7	2	0.04

Waste	5	2	1	0.01

Light Industry	3	1	0	0.01

	275	100	38	0.6

Sources: Emissions Reduction Alberta based on Canada’s 2019 National GHG Inventory Data

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	51

Major energy producers including Suncor, Canadian Natural, Cenovus, ConocoPhillips, Imperial and MEG Energy, which represent 95 per cent of oil sands production, are committed to pathways to net-zero by 2050. www.oilsandspathways.ca/#home

Alberta has made significant progress on emissions. The province has had mandatory reporting for oil sands and large emitters since 2003 and was the first jurisdiction in North America to put an industrial price on carbon back in 2007. Since then, Alberta’s industrial carbon pricing framework has achieved almost 175 million tonnes of GHG emission reduction (as of January 2020). Oil sands companies have reduced emissions intensity per barrel by almost 30 per cent since 2010 and are on track for a further reduction of 23 per cent by 2030 using proven technologies (Chart 8). Other notable achievements to-date include the following:

• Industry has achieved a 50 per cent reduction in emissions from flaring.

• The province is on track to reduce methane emissions to 45 per cent below 2012 levels by 2025, and is anticipating a global challenge of achieving a 75 per cent reduction by 2030.

• Alberta’s electricity market is on track to achieve 100 per cent elimination of coal from its electricity generation by 2023, well ahead of the federal requirement.

•   Since 2009, Emissions Reduction Alberta (ERA) has committed $821 million to 221 projects worth over $6.6 billion that have reduced emissions from oil and gas, electrical systems, food and bio industries, and industrial processes and products by over 42.3 MtCO2e.

Chart 8: Emissions intensity declining in the oil sands

Alberta oil sands emissions intensity*

Source: Alberta Environment and Parks

* Includes mining, upgrading and in-situ cogeneration-adjusted emissions

52	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Other ESG Priorities

In addition to carbon emissions, Alberta’s energy sector has made tremendous progress on other ESG issues. Work is ongoing to reduce the environmental footprint of tailings ponds, and companies have developed water policies to conserve significant amounts of fresh water through recycling and increase usage of alternative water sources, reducing the need to draw water from sources like the Athabasca River. The province has seen a 7 per cent reduction in land intensity from oil sands production, 23 per cent reduction in water intensity from oil sands production and 44 per cent from in situ production from 2010 levels.

On the social and governance front, there has been a focus in the province on strengthening partnerships with Indigenous communities. Alberta is home to over 400 Indigenous-owned enterprises generating over $3.3 billion in revenues. The Alberta Indigenous Opportunities Act increases Indigenous communities’ access to capital and technical support for natural resource projects and infrastructure through the Alberta Indigenous Opportunities Corporation. For example, three First Nations and five Métis communities acquired all of TC Energy’s 15 per cent stake in the Northern Courier Pipeline Limited Partnership alongside Suncor, for an approximate value of $1.3 billion, providing long-term, stable revenues that will benefit the participating communities for decades to come.

Alberta’s Policy Framework for ESG and Energy Transformation	Alberta is committed to unlocking the full potential of its human and natural resources, while also pursuing the highest standards of ESG performance.

Alberta’s progress on emissions reductions and ESG is being driven by provincial policies that set out the framework, legislation and regulations, as discussed in Budget 2021.[12] In addition, the Government of Alberta established an ESG Secretariat in May 2021, the first of its kind by any province, to serve as a strategic and coordinating body for all ESG-related activities across government. The ESG Secretariat will also serve as a clearinghouse for factual ESG data and performance metrics across industry sectors.

With Alberta’s abundance of natural resources, a highly skilled workforce, and more than 100 years of experience in the energy industry, Alberta is positioning itself to be a global ESG leader for clean, secure, and ethically sourced energy. Recognizing that no globally accepted ESG framework exists at a jurisdictional level, the government is developing a Jurisdictional ESG Framework. This framework uses UN Sustainable Development Goals as a basis and applies both an ESG and Alberta lens to create an ESG Materiality Framework. It will inform policy and identify areas of performance and potential investment based on 16 categories (See Table 2).

[12]	See pp.27-29, Budget 2021

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	53

Table 2: Alberta ESG Materiality Framework

Material ESG Category

Environment

Fresh Water Availability, Conservation & Renewal	Waste Reduction, Recycling & Redirection

Emissions, Effluents, Decarbonization & Renewability	Physical Climate & Weather Risk

Natural Capital, Biodiversity, Remediation & Reclamation

Social

Demographics, Immigration, Inclusion, Diversity & Social Mobility	Education, Skill Development, Income Growth & Affordability

Indigenous Partnerships, Participation & Reconciliation	Citizenship, Community Engagement & Civil Society

Wellness & Wellbeing, Safety & Security

Governance (& Economic)

Compliance, Transparency & Public Disclosure	R&D, Innovation & Technology Adoption

Human Rights & Production Responsibility	Job Creation, Exports & Economic Growth

Institutional Governance, Credibility & Independence	Financial Stewardship & Future Capacity

The Government of Alberta is mapping policies, performance to-date, strategic investments, and investments from industry to measure ESG performance.	The province is leading the way in the adoption and deployment of new technologies to prepare for a lower emissions future. Broadening the province’s energy mix will come from two main priorities:
• Maintaining profitable production and employment in the energy sector by:
– Consistently lowering year-over-year emissions intensity within a regulated emissions cap in the oil sands, encouraging production to become cleaner every year;

– Providing Canada and North America with energy security as new energy sources and related infrastructure are developed; and

– Supplying important feedstock for the petrochemical industry and a broadening mix of cleaner energy sources; and

– Industry actions on emissions reductions, including a commitment by the largest oil sands producers representing over 95 per cent of oil sands production to defined pathways to Net-Zero 2050.

• Supporting strategic investments that build on Alberta’s competitive advantages, including:

– Clean Hydrogen that leverages proximity to affordable, reliable feedstock to build replacement fuels for domestic and export consumption;

– Carbon Capture and Sequestration infrastructure that leverages geological advenantages to enable large-scale emissions mitigation projects;

– Renewable Electrification that leverages Alberta’s open, free-market access to renewable power from wind, solar, geothermal, biomass and other emerging renewable technologies and processes;

– Natural Gas & LNG that leverages existing production capacity to provide affordable, reliable energy to Canadians and displace the use of coal in targeted countries; and

– New Markets for Non-Combustibles including bitumen, rare minerals, and metals to leverage expertise in mining needed for electric vehicles, batteries, and other advanced manufacturing products.

54	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Key technology priorities: CCUS and Hydrogen

Carbon Capture Utilization and Storage (CCUS): CCUS involves capturing carbon emissions produced from large scale industrial activity, transporting them, and either injecting them into secure underground geological formations that can safely and permanently store the gas or using them for other processes or in end products.[13] Given CCUS can reduce emissions from a diverse range of sectors, the benefits go well beyond the carbon injection operations themselves. Carbon sequestration will be fundamental to many current and emerging activities that will need to be low-carbon in order to thrive in the upcoming decades.

Alberta’s unique geology lends itself to the application of CCUS, and the province is a global leader in the technology. The province has successfully developed and implemented policy and regulatory commitments to deploy CCUS technology at scale. Early investments have already fostered the development of two major CCUS projects, the Quest Project and the Alberta Carbon Trunk Line. Redwater Refinery is employing carbon capture to dramatically reduce the refinery’s carbon footprint, while Enbridge and Lehigh Cement recently signed a memorandum of understanding to collaborate on a carbon solution for Lehigh’s cement manufacturing facility in Edmonton. To date, over seven million tonnes of emissions have been captured and permanently stored underground in Alberta. As one of the most promising forms of emissions reduction technology, both in terms of cost-effectiveness and tangible environmental outcomes, deployment of CCUS in Alberta is vital to achieving Canada’s emissions reduction targets.	Alberta’s two Carbon Capture and Storage projects will reduce GHG emissions by 2.76 million tonnes each year - equivalent to the yearly emissions of 600,000 vehicles.

Hydrogen: With a worldwide market estimated to be worth over $2.5 trillion annually by 2050, hydrogen can be the next great energy export that fuels jobs, investment and economic opportunity in Canada. Alberta is already the largest hydrogen producer in Canada. The province has all the resources, expertise, and technology needed to quickly become a global supplier of clean, low-cost hydrogen. There are a number of production methods available to help meet demand within Alberta and around the world. The province’s natural gas reserves, when combined with CCUS, provide a way to quickly scale hydrogen production. Alberta also has the capability to produce hydrogen using renewable electricity or emerging technologies like natural gas decomposition. Beyond producing clean hydrogen, Alberta has the opportunity to reduce our carbon emissions by integrating clean hydrogen across the economy (see Alberta’s Hydrogen Roadmap[14] for more information).

[13]	www.alberta.ca/carbon-capture-utilization-and-storage-overview.aspx

[14]	www.alberta.ca/hydrogen-roadmap.aspx

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	55

What is Alberta doing?

Alberta has long been an essential part of the investment story in Canada. The province continues to lead the country in private sector investment per capita. Alberta’s strong economic fundamentals, including the youngest population among the provinces, a highly skilled workforce and low costs for living and doing business, position the province to play a key role in boosting investment and supporting the economic recovery in the country. Strong policies in Alberta to reduce emissions and address other ESG considerations contribute to federal objectives while enabling the country to capitalize on being among the most responsible energy producers in the world.

With the launch of Alberta’s Recovery Plan in June 2021, the Alberta government is positioning the province as a place to invest. The plan is based on three foundations for success: a competitive tax environment, predictable and efficient regulatory environment, and a talented workforce.

Alberta can be positioned to power Canada’s economy.	• A competitive tax regime: Alberta has one of the most competitive corporate tax systems in North America – low corporate income taxes, no payroll tax, no capital taxes, and no sales tax.

•   A predictable and efficient regulatory environment: The government is streamlining Alberta’s regulatory environment to make it more efficient and outcome-based by cutting red tape. As of January 2022, the government has reduced more than 20 per cent of its regulatory requirements. Hundreds of red-tape reduction initiatives have already been implemented, streamlining processes, reducing unnecessary duplication, and reducing at least $1.2 billion in direct costs for Alberta’s job creators.

•   A talented workforce: Getting people back to work through the Alberta Jobs Now program and supporting the labour force by providing skills training, including expanding the apprenticeship model and other programs (see the Alberta at Work chapter on pages 21-40 for more information).

The province is not only focused on strengthening the energy sector, but also supporting other growth sectors in Alberta’s economy. Sector strategies have been developed for agriculture and forestry, energy, manufacturing and tourism, in addition to emerging industries like technology, fintech, and aviation/ aerospace and logistics.

What federal actions are needed?

With the fifth wave of the pandemic nearing its end, a plan is needed for the economy as the country looks past COVID-19. Federal action is necessary to assist in the transition from crisis to recovery.

Federal policies to support the recovery need to:

56	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

1. Renew private sector investment and investor sentiment

Canada is more and more becoming a place where it is impossible to get anything built - mired down in costly regulation and regulatory uncertainty. This is damaging to every sector of the economy. The federal government needs to send a clear signal that Canada is open for business.

Actions on climate change need to not only reduce emissions, but also improve economic resilience and complement long-term prosperity. CCUS has the potential to create strong incentives for investment in innovation and technology. Federal support through the CCUS Investment Tax Credit (ITC) is a key success factor for adoption. While the proposed investment tax credit is intended to reduce emissions by at least 15 megatonnes of CO2 annually, Alberta supports an investment tax credit in the range of 60 to 75 per cent of the investment that could unlock 50 megatonnes of capture per year and would better reflect the ambitious targets Canada has set. In addition, CCUS incentives should focus on enabling emission reductions, regardless of their method or source, and not exclude potential opportunities for progress arbitrarily, including opportunities from enhanced oil recovery.

CCUS can also improve competitiveness by enhancing the emission profiles and ESG ratings of Canada’s industries. As government supports for CCUS increase across other jurisdictions, in the form of low-carbon fuel credits, grants, and the 45Q tax credit in the United States, it is imperative that Canada continues to compete for CCUS investments and provide substantial solutions to accelerate CCUS deployment and support economic recovery.

The federal government needs to support investment and position Canada as a responsible, reliable energy provider to the world.

2. Enhance global energy security

Recent geopolitical events highlight Canada’s unique position as a responsible, global energy provider. Concerns about energy shortages in Europe and Asia caused natural gas prices to skyrocket in late 2021, high prices for oil and petroleum products prompted the US president to call for OPEC to increase oil production, and escalating tensions between Russia and Ukraine have raised concerns about natural gas supply in Europe.

Alberta is in a position to develop, in collaboration with the federal government, a value proposition that demonstrates to the world our resolve and commitment to reduce emissions, provide clean energy and develop energy resources responsibly. Energy produced in Alberta is reliable and environmentally responsible, and a critical component of Canada’s economic future. To promote Canada’s prosperity, the federal government will have to implement policy reforms that support the sector’s and the country’s future and economic growth.

Market access is an important factor in positioning Canada as a global energy provider. Cancelled pipeline projects and federal policies such as Bills C-69 and C-48 have dampened Canada’s investment climate, inhibiting the ability to get the country’s products to market. These policies limit Alberta’s – and the country’s – economic potential.

Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25	57

3. Address fiscal imbalances and fiscal fairness
Rising health care costs will exacerbate the fiscal imbalance between the federal government and provinces.

The fight against COVID-19 has demonstrated that governments in Canada can work together effectively on common challenges. It has also highlighted the distinct roles of each order of government. This includes a federal role in ensuring that provinces have the financial capacity to provide public services for which they are constitutionally responsible – such as health care – as well as in mitigating the effects of severe economic downturns.

The pandemic also illustrated the fiscal imbalance between the federal government and provinces; in other words, the misalignment between the revenue-raising abilities and the spending responsibilities of the two orders of government. Without corrective action, this imbalance will continue to grow, as aging populations drive provincial health care costs and place ever-increasing strain on provincial budgets.[15]

Beyond the fiscal imbalance – which affects all provinces and territories – there are several unaddressed federal-provincial issues that continue to be of significant concern to Alberta. Many of these issues and concerns were described in detail in the two most recent Alberta budgets.[16]

Alberta’s fiscal contributions to the federation

Alberta makes significant fiscal and economic contributions to Canada, despite facing many challenges in the past few years, mainly around market access for its energy products and lack of investment in the energy sector. With just below 12 per cent of Canada’s population, Alberta attracted almost 30 per cent of capital investment in the country and was responsible for over 20 per cent of Canadian goods exported internationally, on average, over the past 10 years. In the 25-year period preceding 2020 (i.e., prior to COVID-19), the Alberta economy generated around 900,000 jobs, accounting for 16 per cent of national employment growth. This is far in excess of Alberta’s population share. Economic activity in Alberta supports thousands of jobs throughout Canada in manufacturing and other sectors. With average incomes remaining higher than the national average, Alberta will continue to be a net fiscal contributor to the country.

In the 25-year period prior to COVID-19, Albertans contributed over $400 billion[17] more in federal taxes than they received back in federal spending and transfers. On a per capita basis, Alberta contributed more each year than any other province, with an average net contribution of around $4,200 per Albertan from 2015 through 2019 (Chart 9).

[15]  The 2021 Fiscal Sustainability Report by the Parliamentary Budget Officer (PBO) concluded that the federal government could increase spending or reduce taxes without increasing its net-debt-to-GDP. In contrast, seven out of ten provinces – and all territories – did not meet this standard of long-term fiscal sustainability.

[16] See pp. 83-96 in Budget 2020 and pp. 33-39 in Budget 2021.

[17] Measured in 2020 dollars.

58	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Chart 9: Alberta’s contributions significantly outpace other provinces

Average annual net fiscal contribution to Canada between 2015 and 2019*

Sources: Statistics Canada and Alberta Treasury Board and Finance

*    Chart data excludes 2020 as COVID-19 impacts made this year an anomaly.

Even during the pandemic, Alberta’s contribution to federal revenues continued to exceed the province’s share of the national population substantially. In 2020, 14.4 per cent of federal revenues came from Alberta, well above its share of the national population.

Although in 2020 all provinces received more in federal spending than they contributed to the federal treasury, this was an anomaly due to the federal COVID-19 emergency response measures. Alberta’s substantial net contributions to the federation are expected to resume as federal COVID-19 supports are wound down and Alberta’s economic recovery continues to gain momentum.

It is also important to recognize that federal COVID-response spending was financed largely through growth in the federal debt. In the two-year period through fiscal 2021-22, federal net debt is projected to have increased by $479 billion, or nearly 60 per cent. Since Alberta’s contribution to federal revenues continues to exceed its share of the national population, a disproportionate share of the revenues raised to repay this debt will ultimately come from Alberta’s taxpayers.

Despite Alberta’s outsized contributions to the federation, several aspects of the federal-provincial fiscal and economic relationships are not working.

Alberta continues to make an outsized contribution to Canada, economically and fiscally.

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Major fiscal transfers

Fiscal Stabilization Program

Alberta’s recent experience with the Fiscal Stabilization Program (FSP) has highlighted the inadequacy of the program in addressing the needs of provinces that experience large year-over-year declines in revenues. Alberta received only $251 million for each of its two most recent claims, for 2015-16 and 2016-17. Even though Alberta experienced a loss of revenue of nearly $7 billion in 2015-16 alone, it received less than four per cent of that amount in federal stabilization support. The arbitrary cap on payments cost Alberta over $2.4 billion in forgone fiscal stabilization entitlements for the two claims combined.

A key ongoing priority with respect to federal transfers is securing meaningful reforms to the FSP. In recent years, Alberta has repeatedly requested major changes to this program, supported by all provinces and territories. A provincial-territorial (PT) consensus set of proposals for reforming the FSP was presented to the federal government in December 2019. This PT consensus reform proposal includes Alberta’s request for the elimination of the cap on payments, retroactive to 2015-16. Other reform elements, also to be retroactive to 2015-16, include lowering the revenue eligibility thresholds for declines in both resource revenues (from a 50 per cent to a 40 per cent decline) and non-resource revenues (from a five per cent to a three per cent decline).

In November 2020, the federal government announced only modest changes to FSP, including an adjustment to the program’s cap (which had been unchanged at $60 per provincial resident for over thirty years). The revised cap of nearly $170 per provincial resident, along with other minor program changes, did not address the fundamental lack of an adequate revenue stabilization mechanism for provinces.

The COVID-19 pandemic severely affected Alberta’s economy and the province’s finances. As a result, Alberta is likely to qualify for a fiscal stabilization payment for the 2020-21 fiscal year. Based on the current program’s capped payment amount, the province expects a payment of around $750 million. The estimated claim amount is not finalized and is dependent on changes to income tax assessments (and reassessments) and the treatment of policy adjustments within the program.

Canada Health Transfer (CHT)

Since September 2020, Canada’s Premiers have repeatedly called upon the federal government to support a sustainable funding partnership for health care through an immediate, substantial and long-term increase to the Canada Health Transfer (CHT). Premiers have requested the federal share of aggregate provincial-territorial health care cost increase from its current level of 22 per cent to 35 per cent. Premiers also requested that this increased federal share be maintained over time with an appropriate increase to the annual CHT escalator.

Alberta maintains its support for this consensus PT proposal, with the understanding that the CHT will continue to be allocated among provinces

60	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

and territories on an equal per capita basis. If the federal government grants this PT request, Alberta can expect to receive an additional $3.3 billion in CHT funding in the first year, with further increases in the medium term.

Each province faces distinct challenges in delivering health care services to its residents. The most effective way the federal government can support the health and well-being of Canadians is by becoming a full and reliable funding partner with provinces and territories, through a significant and sustained increase to the Canada Health Transfer.

Alberta’s concern, shared by other provinces and territories, is with the federal government’s increasing use of short-term, targeted funding, which ignores provincial health system priorities. While the 2021 federal Liberal election platform proposed more than $21 billion (over five years) for targeted health care initiatives, many of the initiatives are expected to be tied to national standards, rather than address the specific needs and priorities identified in each province.

The Inadequacy of Targeted Federal Funding

Time-limited, targeted federal funding agreements for health care:

•   Focus on federal priorities at the expense of provincial and territorial priorities, which frequently vary by jurisdiction.

•   Fail to address the disproportionate financial burden that provinces and territories carry in delivering health care.

•   Undermine the constitutional responsibility of provinces and territories for the design and delivery of health care services.

•   Create expectations that provinces and territories will continue to pursue federal priorities after federal funding expires.

•   Create unnecessary administration through reporting requirements.

Any additional federal funding for health care should occur through the CHT, rather than through targeted funding agreements. The CHT provides provinces and territories with long-term, predictable funding which gives them the flexibility to deliver health care designed to meet the distinct needs of their populations.

The federal government has put off discussing the CHT during the pandemic. Canada’s Premiers have continued to press for a First Ministers Meeting on health care, preferably in the early part of 2022. To date, no meeting date has been set.

Equalization

In Budget 2020, Alberta outlined significant proposed reforms to the Equalization Program. These included the elimination of equalization ‘floor payments’ and the exclusion of provincial non-renewable resource revenues from the calculation of equalization payments. To date, the federal government has not given any indication of intended changes to the program for its next scheduled renewal of the program in 2024.

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The Equalization Program has continued to grow in recent years, even though interprovincial fiscal disparities have been declining (Chart 10).

The current Equalization Program requirement for total equalization payments to grow in line with Canada’s GDP will result in over $5.3 billion in ‘floor payments’ to recipient provinces between 2018-19 and 2022-23, above the entitlements calculated under the basic equalization formula. In 2022-23 alone, the program will pay out $2.1 billion in ‘floor payments’. Without the GDP floor adjustment in the equalization formula, payments made under the program would have actually declined by over $0.5 billion, from $20.4 billion in 2021-22 to $19.9 billion in 2022-23 (Chart 11).

Chart 10: Fiscal disparities among provinces are declining
Average fiscal capacity* of equalization-receiving and non-receiving provinces

The Equalization Program has continued to grow despite declining fiscal disparities between provinces.
Source: Department of Finance Canada * Fiscal capacity as measured by the equalization formula

Chart 11: Equalization “Floor Payments”

Source: Department of Finance Canada

Note:   Other equalization-receiving provinces in each of the five years were Prince Edward Island, Nova Scotia, New Brunswick, and Manitoba. Ontario ceased to qualify for equalization in 2019-20.

62	Canada’s Growth and Prosperity | Fiscal Plan 2022 – 25

Equalization referendum and follow-up	Alberta’s referendum reinforced the need for federal fiscal policies that treat Alberta fairly.
In 2019, the government was elected on a platform which included holding a referendum on equalization, absent significant reforms to federal policies that were harming Alberta’s economy.

With insufficient progress on these matters over the subsequent two years, the government followed through on its platform commitment, holding a referendum on equalization in October 2021. The referendum question asked Albertans if the principle of equalization payments should be removed from Canada’s Constitution. The specific question was:

Should Section 36(2) of the Constitution Act, 1982 - Parliament and the government of Canada’s commitment to the principle of making equalization payments - be removed from the Constitution?

Of those Albertans who responded to the referendum question, a strong majority (62 per cent) supported removing the commitment to making equalization payments from the Constitution.

In follow-up to the referendum, the province has initiated discussions with the federal government on ways to address Alberta’s concerns regarding equalization and other federal policies. These discussions are intended to be broadened to a multilateral engagement with all federal, provincial and territorial jurisdictions in the coming months.

These post-referendum discussions and negotiations will need to address a number of existing and prospective federal policies that are of concern to Alberta. This should include federal action on the following:

• Progress in addressing Alberta’s key concerns regarding the Equalization Program, including ‘floor payments’ and the treatment of non-renewable resource revenues.

• Early and meaningful consultations with the province prior to the introduction of federal policies that significantly affect Alberta’s economy.

• Recognizing and supporting – through public statements and policy reforms – Alberta’s energy industry as a reliable and environmentally responsible source of energy for Canada and the world.

• Removal of federal impediments to pipeline and natural resource development (including those relating to Bills C-69 and C-48).

•   Providing adequate financial stabilization to provinces during severe economic downturns, which includes renewed federal consideration of the provincial-territorial consensus proposals for reforming the FSP.

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BLANK PAGE

64

BUDGET 2022

GOVERNMENT OF ALBERTA | 2022–25

Fiscal Plan

Economic Outlook

65

66	Economic Outlook | Fiscal Plan 2022 – 25

Table of Contents, continued

Economic Outlook | Fiscal Plan 2022 – 25	67

Key Energy and Economic Assumptions

Fiscal Year Assumptions[a]	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
	Actuals	Actuals	Estimate	Forecast	Forecast	Forecast

Crude Oil Prices[b]

WTI (US$/bbl)	54.85	42.32	74.00	70.00	69.00	66.50

Light-Heavy Differential (US$/bbl)	14.82	10.58	13.60	14.30	14.40	14.70

WCS @ Hardisty (Cdn$/bbl)	53.14	41.42	75.90	70.30	68.50	64.80

Natural Gas Price[b]

Alberta Reference Price (Cdn$/GJ)	1.39	2.10	3.40	3.20	2.70	2.60

Production

Conventional Crude Oil (thousands of barrels/day)	484	398	440	441	444	448

Raw Bitumen (thousands of barrels/day)	3,085	2,968	3,220	3,296	3,316	3,368

Natural Gas (billions of cubic feet)	4,045	3,857	4,012	4,118	4,166	4,203

Interest Rates

3-month Canada Treasury Bills (%)	1.56	0.14	0.10	0.70	1.40	1.70

10-year Canada Bonds (%)	1.42	0.74	1.50	1.80	2.30	2.70

Exchange Rate (US¢/Cdn$)	75.2	75.7	79.8	79.0	79.5	80.1

Calendar Year Assumptions[a]	2019	2020	2021	2022	2023	2024	2025
	Actuals	Actuals	Estimate	Forecast	Forecast	Forecast	Forecast

Gross Domestic Product

Nominal (billions of dollars)	351.4	294.8	350.7	390.0	415.5	434.3	452.9

% change	1.5	-16.1	19.0	11.2	6.5	4.5	4.3

Real (billions of 2012 dollars)	347.2	319.7	338.3	356.7	369.1	380.2	390.8

% change	-0.1	-7.9	5.8	5.4	3.5	3.0	2.8

Other Indicators

Employment (thousands)	2,279	2,130	2,239[c]	2,330[c]	2,408	2,467	2,513

% change	0.7	-6.6	5.1[c]	4.1	3.3	2.5	1.9

Unemployment Rate (%)	7.0	11.4	8.7[c]	6.6	5.9	5.7	5.5

Average Weekly Earnings (% change)	1.4	3.2	2.0	3.4	3.8	3.9	3.9

Primary Household Income (% change)	2.4	-5.6	6.8	6.7	6.9	6.2	5.8

Net Corporate Operating Surplus (% change)	2.6	-63.4	147.3	30.8	15.3	5.4	4.0

Housing Starts (thousands of units)	27.3	24.0	31.9[c]	32.2	33.3	34.3	35.4

Alberta Consumer Price Index (% change)	1.8	1.1	3.2[c]	3.2	2.4	2.2	2.2

Retail Sales (% change)	-0.8	-2.7	15.1	9.3	6.4	5.7	5.5

Population (thousands)	4,363	4,420	4,443[c]	4,506	4,578	4,651	4,721

% change	1.5	1.3	0.5[c]	1.4	1.6	1.6	1.5

Net Migration (thousands)	37.7	33.9	4.4[c]	43.8	51.7	52.3	48.9

[a] Forecast was finalized on February 8, 2022
[b] Forecasts have been rounded
[c] Actual

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Economic Outlook 2022–25

Alberta’s economic recovery from the global pandemic and the oil price crisis far exceeded expectations last year. Following a 7.9 per cent contraction in 2020, real gross domestic product (GDP) grew an estimated 5.8 per cent in 2021, with nearly all sectors of the economy rebounding. Exports led the recovery, propelled by oil production, which rose to a new record high amid strong demand and prices. With the rollout of vaccines, the economy reopened in the summer, although the Delta-driven fourth wave and re-introduction of targeted public health measures in the fall temporarily weighed on activity.

Prospects for the Alberta economy are solid, although supply chain disruptions, elevated inflation and COVID-related disruptions remain headwinds. Oil prices have surged, boosting cash flows and activity in the oil and gas sector. Further expansion of the province’s export pipeline capacity will accommodate growing oil production and exports in the coming years. At the same time, recent investment announcements point to growing momentum in sectors such as petrochemicals, technology, finance and other emerging industries. Alberta’s relatively low cost of living, more affordable housing market, higher earnings and lower taxes are attracting people into the province. With economic conditions improving, there are more Canadians moving to Alberta than leaving the province for the first time since 2015.

With strong momentum heading into the new year, Alberta’s real GDP is forecast to grow at a solid clip of 5.4 per cent in 2022 (Chart 1). Oil production will expand at a slower pace, and as the economy moves closer to full recovery, real GDP growth will be increasingly driven by domestic demand. Business investment is accelerating this year, underpinned by strong energy

Chart 1: Alberta economy to grow at a solid pace

Contribution to annual change in Alberta real GDP by expenditure

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance;

e-estimate, f-forecast

*   Includes total household, business and government spending

Alberta economy fully recovers this year amid accelerating business investment and robust consumer spending.

Economic Outlook | Fiscal Plan 2022 – 25	69

prices, improving business confidence and Alberta’s competitive tax regime. A pick-up in population growth and a strengthening labour market will also buoy consumer spending and housing activity. The rapid spread of the Omicron variant has dampened activity in the first quarter of 2022. However, this is expected to be short-lived, reflecting the fading impact of the pandemic over time and households and businesses adapting to the virus. Real GDP growth is forecast to moderate to 3.5 per cent next year as the economy moves into the expansion phase. Alberta’s strong fundamentals – including an attractive tax regime and an educated and relatively young population – will continue to support real GDP growth of 2.9 per cent on average in 2024 and 2025.

Real GDP is expected to return to 2014 level this year (Chart 2). The recovery from the 2015-16 recession marks the longest recovery in Alberta in modern history. Alberta’s economic recovery faced multiple setbacks over the past several years, including market access challenges in late 2018 and 2019, followed by the dual shock of the oil price collapse and COVID-19 pandemic in 2020.

Strong energy prices, rising costs, and pickup in economic activity are boosting nominal GDP.

Chart 2: Incomes outpacing real activity over the medium term

Alberta’s nominal and real GDP, indexed to 2014 level

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance;

e-estimate, f-forecast

Nominal GDP, a broad measure of income, is expected to rise further after fully recovering to pre-pandemic levels in 2021. This year, it is forecast to increase over 11 per cent and exceed its 2014 peak. While growth will be driven by a pickup in real economic activity, rising consumer prices and producer prices will also contribute to the increase. The swift recovery in incomes has boosted provincial government revenues. Over the medium term, nominal GDP growth is forecast to slow to an average of about 5.0 per cent as growth in commodity prices moderate.

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Global economy

Global recovery still on track

The recovery in the global economy remains intact, despite several challenges to growth. After a strong rebound of an estimated 5.9 per cent last year, the International Monetary Fund is forecasting global growth to moderate to 4.4 per cent in 2022 (Chart 3). Lingering supply chain disruptions – which weighed on industrial production and global trade in 2021 – have become more broad-based and are expected to remain a drag on growth this year. However, these are anticipated to slowly dissipate as the pandemic subsides, supply chains adjust and demand rotates away from goods to services. Global growth is forecast to slow further to 3.8 per cent in 2023.

Chart 3: Global growth to moderate after last year’s strong rebound Real GDP growth Sources: International Monetary Fund * Emerging market and developing economies	Ongoing supply chain disruptions, tightening monetary policy, less fiscal support, and the Omicron wave will dampen global growth this year.

The pace of recovery will remain uneven across countries. In advanced economies, where vaccinations have progressed more rapidly, output is above or hovering close to pre-pandemic levels. Growth will moderate as activity stabilizes and monetary and fiscal support measures – which bolstered housing activity and consumer spending last year – unwind. China, which recovered from the pandemic-induced recession more quickly than the rest of the world, is also anticipated to see decelerating growth. This reflects a more prolonged slowdown in the real estate sector and ongoing pandemic-related disruptions. Meanwhile, prospects for recovery among other emerging markets and developing economies are more limited, owing to the lagging pace of vaccination in these countries and the impact of tighter global financial conditions. High food and energy prices are also expected to weigh on growth this year, particularly for energy-import intensive countries and developing economies.

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Omicron-driven wave temporarily weighs on activity

The emergence of the Omicron variant has been a drag to global growth. COVID-19 infection rates have climbed at an exponential pace around the world, although some countries are seeing daily new cases plateauing or receding in recent weeks. Many countries have re-introduced travel restrictions and targeted public health measures in an effort to curb transmission. Even so, ICU hospitalizations and death rates have remained lower as Omicron appears to be less virulent compared to previous COVID-19 strains. In some countries such as the U.S. and United Kingdom, where restrictions have not been tightened as aggressively, consumer activity is slowing but not to the same extent as in previous waves. However, the rapid spread of the Omicron variant has caused significant economic disruptions. In particular, increased absenteeism among workers is exacerbating labour shortages, especially in advanced economies, and putting additional pressure on already strained global supply chains. Nonetheless, the economic drag from the Omicron-driven wave is expected to be short-lived. The impact of the pandemic continues to diminish over time with subsequent waves of the virus as households and businesses adapt further. Countries also have tools at their disposal to respond to potential future resurgences in infections, including development of effective vaccines, adoption of therapeutic drugs and increased use of rapid testing.

Global inflationary pressures elevated

Inflation is expected to remain elevated in the near term before gradually moderating as supply chain disruptions ease, consumers shift their spending from goods to services, and rising interest rates dampen demand. Inflation rose rapidly around the world in the second half of last year, fuelled by soaring commodity prices, persistent supply bottlenecks and robust demand for consumer goods. In some advanced economies, widespread labour shortages

Soaring commodity prices, supply chain disruptions, and robust demand for consumer goods have pushed inflation higher.

Chart 4: Consumer inflation has risen sharply

CPI inflation in select advanced economies

Sources: Statistics Canada, U.S. Bureau of Labor Statistics, Statistical Office of the European Communities, and Haver Analytics

72	Economic Outlook | Fiscal Plan 2022 – 25

have also led to rising wage pressures. The increase in inflation was most notable in the U.S. where it accelerated to seven per cent in December, its fastest pace since the early 1980s. In Canada, the United Kingdom and the Euro area, inflation also increased sharply to multi-decade highs (Chart 4). Even Japan, which struggled with deflation for decades, is seeing positive inflation, although it remains muted. Meanwhile, higher food and energy prices and pass-through from weaker exchange rates have lifted inflation in emerging economies, including Brazil, Russia and Mexico.

Higher inflation and tight labour markets are also feeding into rising wage pressures. In the U.S., wages are accelerating at their fastest pace in many years, particularly in close-contact industries which are struggling to fill job openings. In Canada, widespread labour shortages are also pushing wages higher and contributing to broader price pressures. With the Canadian economy expected to grow about 4 per cent in 2022 and 3 per cent in 2023, the labour market is forecast to strengthen, and wage growth is expected to gather speed.

Monetary stimulus unwinds

In response to rising inflationary and wage pressures, central banks around the world are beginning to tighten monetary policy, albeit at different paces. The Bank of England increased its policy rate twice since mid-December 2021, making it the first major central bank to raise interest rates since the pandemic started. The U.S. Federal Reserve has announced that it will taper off its asset purchases at a faster pace and is about to embark on hiking rates. In contrast, the European Central Bank has reiterated its commitment to keep its key interest rates at current levels this year, but expects to gradually start reducing its balance sheet in March 2022.

Meanwhile, the Bank of Canada (BoC) started scaling back its quantitative easing program in October 2021 (Chart 5). The bank also indicated recently that it would begin to raise interest rates since overall slack in the economy appears to be absorbed. While there is some uncertainty regarding the pace of increases, the BoC is expected to hike rates three times this year, bring its key policy rate to 1.75 per cent over the medium term and begin quantitative tightening thereafter. With expectations that policy rates will increase at a faster pace, long-term government bond yields in the U.S. and Canada have moved higher since the fourth quarter of 2021. While tighter monetary policy is expected to moderate growth in the Canadian economy this year, it will remain supportive to investment and consumer spending as interest rates will remain low by historical standards.

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The Bank of Canada is unwinding its balance sheet after injecting significant liquidity into the financial system; U.S. Federal Reserve is expected to follow suit.	Chart 5: Bank of Canada scaling back its quantitative easing Central bank balance sheets in U.S. and Canada Sources: Bank of Canada, U.S. Federal Reserve, and Haver Analytics

Global oil prices to moderate

A gradual increase in global petroleum supply and fading geopolitical risks are expected to bring oil prices down from recent highs. After a sharp pullback in late 2021, West Texas Intermediate (WTI) surged above US$90/bbl in early February as oil markets tightened. Rising geopolitical tensions and operational challenges in some oil-producing regions have pushed oil prices higher, while demand has held up despite the rapid spread of the Omicron variant. In addition, expectations of a cold winter around the world and power generators switching temporarily to oil product from expensive natural gas further lifted petroleum demand.

As these interim factors dissipate, the global oil market is expected to become more balanced and oil prices are anticipated to retreat from current elevated levels. WTI is forecast to average US$70.00 per barrel (/bbl) in 2022-23, down from US$74.00/bbl in 2021-22 (Chart 6). Global oil demand is forecast to grow more slowly this year as it surpasses pre-pandemic levels. Supply is also expected to rise as OPEC continues to wind down its output cuts. Although not every cartel member has been able to meet its quota, the spare production capacity of larger producers is sufficient to fill the void in the near term. Despite continued focus on shareholder returns and fiscal discipline, U.S. companies have started to increase spending, which should result in solid growth in U.S. production. Over the medium term, continued rebalancing in the global oil market will limit price gains, with WTI settling around US$66.50/bbl by 2024-25, in line with private sector forecasts.

The Canadian dollar is forecast to ease from US¢79.80/Cdn$ in 2021-22 to US¢79.00/Cdn$ in 2022-23. Moderating commodity prices and expectations of a faster pace of rate hikes in the U.S. are likely to keep a lid on the loonie.

74	Economic Outlook | Fiscal Plan 2022 – 25

Chart 6: Oil prices to moderate West Texas Intermediate Sources: Reuters and Alberta Treasury Board and Finance; f-forecast	Oil prices are expected to moderate as geopolitical tensions and other temporary factors dissipate.

Alberta Economy

Investment growing in Alberta’s energy sector

Surging oil prices are bolstering cash positions of oil and gas companies. This, combined with robust demand for energy products around the world, is reinforcing investment in Alberta’s oil and gas sector. After a solid comeback in 2021, upstream oil and gas investment is forecast to increase by over $6.0 billion (or nearly 27 per cent) and surpass the pre-pandemic (2019) level this year (Chart 7). This increase is moderate compared to the overall increase

Chart 7: Oil and gas investment surpassing 2019 level this year

Alberta nominal oil and gas investment and crude oil production

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Oil and gas investment to fully recover this year as the conventional sector gains momentum.

Economic Outlook | Fiscal Plan 2022 – 25	75

in cash flows, as producers remain focused on improving their balance sheets by reducing debt and increasing shareholder returns. The increase in capital spending also reflects higher costs as companies contend with wage pressures and rising input prices. As energy demand and cost pressures ease, growth in capital spending is expected to taper and average $2.7 billion (or 8.5 per cent) per year between 2023 and 2025.

Conventional oil and gas investment will gain momentum in 2022. This builds on the improvement in the second half of last year when drilling activity surpassed 2019 levels. Investment is forecast to grow from $14.0 billion in 2021 to $21.6 billion in 2025. Higher oil prices are boosting drilling while strong demand for natural gas and natural gas liquids (NGLs) will also support higher spending. Natural gas and NGL production is forecast to grow at a steady pace in the medium term to meet increasing demand from oil sands production, power generation and an expanding petrochemical industry in the province. These trends will be reinforced by debottlenecking efforts of the NOVA Gas Transmission (NGTL) system, which will support increased supply and distribution of Alberta’s natural gas within the province as well as to North American and other potential international markets. While prices are expected to moderate following the winter heating season, strong demand fundamentals will continue to support prices. The Alberta reference price (ARP) is expected to rise to Cdn$3.20/GJ in 2022-23 before settling around Cdn$2.60/GJ by 2024-25, higher than in previous years when prices were below Cdn$2.00/GJ.

Oil sands producers will also contribute to investment growth, with rising bitumen production lifting sustaining oil sands investment. Although oil sands producers are likely to maintain capital discipline in expanding production capacity, they are expected to ramp-up investment into new technologies that target emissions reduction, reduce the environmental impact of tailing ponds and improve the water use. Non-conventional investment is expected to increase from $9.3 billion in 2021 to $16.0 billion in 2025.

Light-heavy differential to support Alberta oil prices

The differential between WTI and Western Canadian Select (WSC) is expected to widen but remain in line with pipeline transportation costs. Growing volumes of crude oil transported by pipelines are expected to lift the differential from an average of US$13.60/bbl in 2021-22 to US$14.30/bbl in 2022-23 (Chart 8). The differential is also expected to increase as OPEC continues to bring in more supply of heavier sour grades to the global market. Sufficient export pipeline capacity will also keep the differential less volatile than in previous years. The differential is forecast to average US$14.70/bbl by 2024-25.

76	Economic Outlook | Fiscal Plan 2022 – 25

Chart 8: Light-heavy differential to reflect pipeline economics Oil prices

Sources: Alberta Energy and Alberta Treasury Board and Finance; f-forecast

Oil export capacity is set to improve. The completion of Enbridge’s Line 93 (previously Line 3 replacement project) in late 2021 increased export pipeline capacity between Hardisty, Alberta and the U.S. Midwest, Alberta’s largest oil market. The Gibson/USD Group’s diluent recovery unit in Hardisty, also completed last year, separates diluent from the raw bitumen and creates highly viscous, non-flammable material to be transported by rail to the U.S. Gulf Coast. It increases takeaway capacity at a competitive cost similar to pipeline transportation. Meanwhile, the completion of Trans Mountain Expansion (TMX) in 2023 will add more than 800,000 bpd of pipeline capacity. A relatively narrow differential and a moderate improvement in WTI will sustain WCS prices above US$50/bbl by 2024-25.

Investment continues to diversify in the province

Investment outside oil and gas extraction is anticipated to gain momentum this year as business confidence continues to improve, thanks to Alberta’s competitive tax and cost environment, lower cost of living, and a young and skilled workforce. There were a number of large investment projects that were announced last year which will buoy investment in the coming years. After staying flat last year, investment is forecast to rise $2.2 billion (or 7.5 per cent) in 2022.

Expansions in petrochemical manufacturing, renewable energy, transportation, agricultural and communications infrastructure will boost spending on engineering structures as well as machinery and equipment. Non-residential building investment is also expected to improve, but at a lagged pace as high vacancies in the office segment continue to limit the recovery. E-commerce and inventory stocking by businesses in response to supply bottlenecks will continue to support demand for warehousing and distribution spaces. Meanwhile, adoption of cleaner and emission-reduction technologies will also help facilitate energy transition and diversify the economy. Improvements to

Sufficient export pipeline capacity will keep the light-heavy differential in line with pipeline transportation costs.

Economic Outlook | Fiscal Plan 2022 – 25	77

the regulatory process will also help drive growth in business investment in the coming years. Non-energy investment is forecast to grow at an average of 6.2 per cent between 2023 and 2025. It is expected to exceed oil and gas investment in level terms throughout the forecast period (Chart 9).

Investment outside oil and gas extraction will account for roughly half of total business investment in the province over the forecast horizon.

Chart 9: Non-energy investment accelerating in the coming years

Private non-residential investment* in Alberta by category

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

*    Includes plant, equipment and intellectual property

Petrochemicals

Alberta’s petrochemical manufacturing will remain a large contributor to investment over the medium term. Inter Pipeline’s Heartland Petrochemical Complex (HPC) is planning a staggered start-up this year, with an expectation that 2023 will be its first full year in operation. The commencement of polypropylene facility operations is anticipated in the second quarter of 2022, whereas the propane dehydrogenation facility is expected to be operational several months later. In addition, Northern Petrochemical Corp. signed an agreement to build a carbon-neutral plant in Grande Prairie that will produce 200 million tonnes of methanol and ammonia from natural gas annually. Construction is expected to start in 2023 and will take three years to complete.

Renewable Energy and Emissions Reduction

Projects that support more natural gas consumption in the province and renewable energy will also help fuel expansion in investment outside of oil and gas extraction. Construction of Canada’s largest solar farm (Travers Solar) is underway and is expected to be completed at the end of this year. With 15 solar projects and over 25 wind farms operational or under construction, Alberta will generate electricity for nearby communities and reduce carbon emissions. At the same time, Capital Power is spending $1.2 billion from 2021 to 2024 to convert its Genesee Power Plant from a coal power facility to a combined cycle, natural gas power plant. Similarly, work on the $1.2-billion Cascade Energy power plant in Yellowhead County is also well underway and is expected to be completed in 2023.

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Transportation and Warehousing

Several large scale projects are currently underway in the transportation and warehousing sector. Among these is TC Energy’s $1.5 billion expansion to the NGTL system, with construction anticipated to commence in the second half of 2022 and to wrap up in the second quarter of 2023. Pembina Pipeline is also expected to continue construction of a few phases of its Peace Pipeline System expansions this year. Calgary International Airport also got an approval for the nearly $490 million replacement and expansion of its airside maintenance centre. Among other things, the project will include additions to the existing vehicle storage building and new administration and maintenance stores/ warehouses. Strong demand for logistics and distribution spaces is also boosting construction activity in the industrial segment. According to Colliers, a total of 4.1 million and 7.1 million square feet of new distribution space is slated to be completed in Edmonton and Calgary by the end of this year, respectively. Among these projects is Amazon’s $400 million warehouse facility in Calgary.

Tech, telecommunications and finance sectors

Alberta’s reputation as a world-class innovation, technology and finance hub is also expanding. In addition to the province breaking a new record on venture capital investment in 2021, Amazon Web Services is building a new cloud computing hub in Calgary, the second regional hub in Canada. This is bringing $4.3 billion in investment into the province through 2024. HCL Technologies – a leading global technology company – has also opened its Innovation Center focused on Engineering and R&D services in Edmonton. Just recently, global firm Ernst and Young (EY) announced that it is setting up its first Canadian-based EY Finance Centre of Excellence in Calgary. The centre will offer cutting-edge internal finance services that meet the most pressing needs of the business and is expected to create 200 new jobs over the next three years. Additionally, TELUS will invest $14.5 billion in infrastructure and operations in the next three years, including a broader deployment of its 5G network across the province.

Agri-food

The province’s agri-food sector saw the attraction and expansion of 105 projects between April 2019 and March 2021, with the collective value estimated at $886 million. The confirmed investments will lead to the creation of more than 2,000 jobs. These projects cover a wide range of activities: canola crushing and refining, greenhouse expansion, agri-technology, plant protein fractionation and the processing of grain, cannabis, hemp and other food and beverage products. Moreover, the Government of Alberta, along with Canada Infrastructure Bank and ten irrigation districts, continue efforts to modernize irrigation infrastructure and support economic recovery in the province. The $933 million investment is expected to lead to the expansion of more than 230,000 irrigated acres.

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Cost pressures rising for businesses

Businesses will continue to face higher costs this year. Input costs are expected to remain elevated after surging last year, while labour costs are anticipated to rise with higher wages. Agriculture producers are grappling with high energy, fertilizer and feed prices. Residential and non-residential construction costs grew in the third quarter of 2021 and were up nearly 30 per cent and 7 per cent year-over-year, respectively. Prices rose across a broad range of inputs, ranging from plastic resin (which is used in various building construction materials) to concrete and metal fabrication products. The resurgence in lumber prices in late 2021 has also put additional upward pressure on costs. Strong housing activity in North America, ongoing supply constraints and tighter labour markets will continue to lift construction costs this year, albeit at a more moderate pace. Growth in construction costs will moderate over the forecast period, although persistent supply chain disruptions and elevated transportation costs will drive up prices of imported goods this year.

Pickup in services boost exports

Exports will continue to be a growth driver in Alberta’s economy after a strong recovery last year. They are forecast to grow 5.5 per cent this year and 3.5 per cent on average over the medium term (Chart 10) on the back of solid gains in services and manufacturing. Services exports are set to gain momentum as pandemic-related travel restrictions ease and tourism-related activities pick up. Business-related services are also expected to get a boost from Alberta’s expanding technology and finance sectors. These will propel real services exports to grow by 7.3 per cent this year and 4.3 per cent over the medium term.

A pickup in services and more broad-based recovery in manufacturing will buoy exports this year.

Chart 10: Export growth to moderate but remain solid

Contribution to annual change in real exports by component

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

80	Economic Outlook | Fiscal Plan 2022 – 25

Alberta’s real manufacturing exports are also expected to advance by 7.0 per cent this year before moderating to 3.4 per cent over the medium term. Robust export demand and capacity expansions will boost shipments of petrochemical products. Durable manufacturing, which lagged behind the recovery in 2021, is also poised to benefit from strengthening business investment. In particular, demand for machinery and equipment should improve with drilling activity gaining momentum in North America. Solid residential construction activity will also continue to support wood manufacturing sales.

Rising oil production will continue to be a key driver of overall exports. After rebounding strongly to a new record high last year, oil production is forecast to rise at a more modest pace of about 90,000 barrels per day (bpd) to reach nearly 3.7 million bpd in 2022. Growth in oil production is expected to slow between 2023 and 2025. Even so, oil exports will account for over 40 per cent of the annual growth in real exports over the forecast period. Recent changes to North American infrastructure, including the reversed Capline pipeline in the U.S., will further facilitate delivery of Alberta’s oil products to markets as production is anticipated to reach almost 3.9 million bpd by 2025. Natural gas will also be a source of growth for exports in the coming years, supported by robust demand and expanding export pipeline capacity.

The province’s agri-food sector will continue to feel the lingering effects of last year’s challenges. Primary agricultural exports will be weighed down by lower available crop supplies resulting from last summer’s extremely dry conditions. The impact on export values, however, will be buffered by strong crop prices. The livestock production sector is facing challenges from high feed prices, although beef exports and other value-added products are expected to again significantly support exports this year. In 2021, total agri-food exports were more than one billion dollars higher than in 2020, with notable increases in the province’s top five exports of beef, wheat, canola seed, canola oil and canola meal. A growing global population and improving demand will remain supportive of agri-food exports, although high energy and input costs, supply bottlenecks and other pandemic-related disruptions will remain headwinds to the agri-food industry in 2022.

Corporate profits move higher

Corporate profits are set to rise further, underpinned by solid energy and other commodity prices and strengthening economic activity. Net corporate operating surplus – a measure of corporate profits and driver of corporate income tax revenues – is forecast to jump nearly 31 per cent to over $58 billion this year, the highest level since the 2015-16 recession (Chart 11). This comes on the heels of last year’s strong rebound, with manufacturing, finance and insurance, and oil and gas extraction leading the recovery. Construction and retail trade also contributed to last year’s growth while supply chain constraints weighed on transportation and warehousing, with particular weakness in rail car loadings. Elevated cost pressures, however, are squeezing margins across industries. Over the medium term, growth in net operating surplus is forecast to slow in line with moderating oil prices and economic growth.

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Solid energy prices and economic activity are expected to boost corporate profits to the highest level since the 2015-16 recession.

Chart 11: Corporate profits strengthening over the medium term

Alberta net operating surplus

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance;

e-estimate, f-forecast

Population growth rebounding

Alberta’s population growth is expected to gain traction due to increasing levels of net migration, driven by both higher immigration and net gains from interprovincial migration. It is forecast to accelerate from 0.5 per cent in the 2021 census year to 1.4 per cent this year. While the pandemic severely impacted international migration, Canada adapted by increasing immigration targets and focusing on transitioning temporary residents to permanent residency, which has helped bolster immigration to pre-pandemic levels. Economic conditions in Alberta have substantially improved, and the province is poised to lead the provinces in economic growth this year. Alberta’s lower cost of living, more affordable housing, relatively higher earnings and lowest overall taxes have also been a major draw for people moving from other provinces. Net interprovincial migration is turning positive, with nearly 4,500 people arriving from other provinces during the third quarter of 2021. The province is expected to see a net interprovincial inflow of around 7,000 people in the 2022 census year.

Over the medium term, Alberta’s population growth is expected to stabilize at around 1.5 per cent (Chart 12). In 2025, immigration levels are forecast to ease off as federal immigration targets return to normal levels, followed by gradual increases. Interprovincial migration is expected to rise steadily to 11,000 by 2025. Meanwhile, natural increase (births minus deaths) is expected to normalize into its long-term trend as births and deaths return to pre-pandemic patterns.

Solid expansion in employment

Building on the strong momentum in the second half of last year, employment is expected to expand further. It is forecast to advance 4.1 per cent this year (Chart 13). Employment in contact-intensive and tourism-related services – which lagged behind the recovery last year – is expected to regain momentum in the second quarter following the temporary drag from the Omicron-driven wave. Goods sector employment is also poised to strengthen further after failing

82	Economic Outlook | Fiscal Plan 2022 – 25

to make much headway last year due to weakness in agriculture and the uneven recovery in the manufacturing sector. A solid pick-up in business investment and robust export demand is expected to underpin the improvement, led by the energy and construction sectors. Rising input costs, supply side bottlenecks and labour shortages may have restrained job gains in these industries particularly in the latter half of 2021. Over the medium term, employment growth is forecast to moderate to 3.3 per cent next year before continuing at a solid clip of 2.2 per cent thereafter.

Chart 12: Population growth picking up

Annual change in the Alberta population by component

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance;

    f-forecast

Interprovincial migration is turning positive, with nearly 4,500 people arriving from other provinces during the third quarter of 2021.

Chart 13: Unemployment rate to recede on rising employment

Labour market indicators

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance,

    f-forecast

* The number of people working or looking for work.

The unemployment rate is expected to decline and dip below the 2019 average this year amid solid expansion in employment.

Economic Outlook | Fiscal Plan 2022 – 25	83

Unemployment rate recovering

With the solid expansion in employment, the unemployment rate is expected to decline further this year. It is forecast to average 6.6 per cent, significantly lower than 8.7 per cent in 2021 and slightly below the 2019 average. This is a positive sign for the labour market; however, it is still adjusting. Last year, muted growth in the working-age population, coupled with the slow return of people into the workforce, held back labour supply as the economy reopened and demand in some sectors bounced back quickly. These supply side constraints, along with skills mismatches between job seekers and employers, contributed to high job vacancies and labour shortages despite elevated unemployment in the province (see Alberta at Work chapter on page pages 21-40). Some of these factors are temporary and should dissipate over time. Rising migration should lead to a pick-up in Alberta’s working-age population growth. The labour force participation rate is also anticipated to improve to an average of 69.6 per cent this year as the impact of the pandemic subsides and a broader recovery in employment encourage more people to return to the workforce. Younger workers, particularly males, have been slower to join the workforce (Chart 14), although improving energy and construction activity is expected to boost participation. The improvement in the participation rate among older workers has also lagged behind compared to other age groups. An aging population, lingering concerns over the virus and healthy balance sheets – owing to strong equity markets – may have prompted some older workers to retire early and leave the workforce permanently.

Labour force participation rates slower to recover for some males amid uneven recovery in employment and other pandemic-related factors.	Chart 14: Male part-rates for youth and mature workers lagging Male participation by age (seasonally adjusted), indexed to 2019 average Sources: Statistics Canada and Haver Analytics

84	Economic Outlook | Fiscal Plan 2022 – 25

Growth in employment is forecast to outpace labour force growth over the medium term. This will help pull the unemployment rate lower to 5.5 per cent by the end of the forecast period. While the labour force participation rate is expected to improve to 70.2 per cent by 2025, it is not forecast to return to pre-pandemic levels due to an aging population.

Faster wage growth lifts household incomes

Along with rising employment, faster wage growth is expected to buoy earnings and household incomes. Wages began to pick up in the fourth quarter of 2021 amid strong job vacancies and labour shortages, although the increases were largely limited to temporary employees and newly hired workers in certain industries (such as wholesale trade and construction). With the labour market tightening, employers are anticipated to continue raising wages in 2022 in an effort to compete and attract workers. At the same time, expectations of high inflation among workers are expected to put additional upward pressure on wages. As a result, growth in average weekly earnings is forecast to accelerate from 2.0 per cent last year to 3.4 per cent in 2022. Further improvements in the labour market should lift earnings growth to around 3.9 per cent for the remainder of the forecast horizon. Similarly, primary household income – a key driver of personal income tax revenues – is forecast to rise 6.7 per cent this year before moderating to a solid pace of 5.8 per cent by 2025.

Inflation to stay elevated in the short run

Factors that led to higher consumer prices last year are expected to keep inflation elevated in the near-term before moderating. Rising global inflation has turned out to be more persistent than initially anticipated early on in the pandemic. Alberta was no exception, with headline inflation spiking to a nearly 15-year high of 4.8% in December 2021. Ongoing supply chain disruptions, sharp rises in energy and food prices, and escalating construction costs all contributed to rising inflation particularly in the latter part of 2021. This was further exacerbated by the floods in British Columbia and the rapid spread of the Omicron variant.

After being elevated in the near term, inflation is set to moderate as base-year effects fade, COVID-19 infections recede and supply chain disruptions dissipate. Rising interest rates, along with the further reopening of the services sector, are expected to dampen demand and prices for some consumer goods, such as motor vehicles and other durable goods. Faster wage growth and rising food prices, however, will keep inflation above pre-pandemic rates in the short-term. Inflation is forecast to average 3.2 per cent in 2022, the same as last year’s rate, before declining gradually to around 2.2 per cent by the end of the forecast period.

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Services spending gathers momentum

With the strong recovery in services, real consumer spending is anticipated to surpass pre-pandemic levels this year. Tourism-related services rebounded strongly in the summer of 2021, but a resurgence of COVID-19 infections and subsequent tightening of public health measures in the Fall dampened activity. The re-introduction of travel restrictions in November and rapid spread of the Omicron variant will likely weigh on activity in the first quarter of this year. Looking past these near term challenges, services spending is expected to regain momentum. This will boost growth in real consumer spending to 5.9 per cent this year (Chart 15). Similar to last summer, consumers are expected to shift more of their spending towards services as public health measures ease. Meanwhile, high household savings, improving consumer confidence and pent up demand for some consumer goods related to the reopening will also buoy spending. Growth in real consumer spending is forecast to moderate to 3.2 per cent by 2025 as consumption patterns normalize and interest rates rise further.

Consumer spending on services to regain momentum after Omicron-driven weakness in the near term.

Chart 15: Services to buoy growth in real consumer spending this year

Contribution to annual change in Alberta real consumer spending by component

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance;

e-estimate, f-forecast

86	Economic Outlook | Fiscal Plan 2022 – 25

Solid housing market activity

The strength in Alberta’s housing market is expected to continue this year. With the strong resale activity, home unit sales reached a record high in the fourth quarter of last year while housing starts accelerated to the fastest pace since 2015. While expectations of rising interest rates may have pulled some activity forward, an upturn in migration is also boosting demand in the province. Despite rising house prices, Alberta’s housing market remains among the most affordable in the country.

Tight inventories, a pickup in migration and strengthening employment and wages are expected buoy activity this year. Housing starts are forecast to average around 32,000 units, close to the 2021 level (Chart 16). While interest rates are set to rise this year, they will remain historically low and accommodative for homebuyers. Over the medium term, housing starts are expected to increase to an annual pace of about 35,000 units by 2025. While interest rates are anticipated to rise further, faster population growth and a strengthening labour market will support activity.

Chart 16: Housing starts rising gradually Alberta housing starts	Tight inventories, increasing migration and a strengthening labour market are expected buoy housing activity.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

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Risks to the Economic Outlook

The ever-present uncertainty surrounding global oil prices, the short-term negative effects of the Covid-19 Omicron variant, and the potential for long-term negative effects of the Covid-19 pandemic on households and business investment creates a number of risks to the Alberta economy. In Budget 2022, the high and low range has been widened to demonstrate volatility associated with Alberta’s economy and revenue. These alternate scenarios are more illustrative of the range as opposed to likely outcomes.

The Budget 2022 low scenario assumes oil prices plunge well below the base forecast starting in the spring of 2022 due to easing geopolitical tensions and weaker than anticipated global energy demand, combined with sufficient supply to balance the market at lower price levels than the base forecast. Prices begin to recover in late 2022 and hover around US$50/bbl over the medium term. This leads to significantly less investment in the oil and gas sector and lower oil production in Alberta, which spills over into weaker economic growth in the broader Canadian economy. In addition to a negative oil price shock, the low scenario assumes a temporary reduction of consumption in early 2022 resulting from the spread of the Omicron variant and a permanent shift in household preferences resulting from the pandemic. These changes lead to more spending on goods, less spending on services, reduced labour supply, and a preference for more household saving. The combined effects of the oil price shock and pandemic effects are lower Canadian interest rates and a weaker Canadian Dollar. In Alberta, these translate to lower consumption, lower employment, lower investment, and a lower rate of population growth. The low scenario’s weak economy has commensurately negative impacts on Alberta’s corporate and personal tax revenue, and the low oil prices negatively affect Alberta’s natural resource revenue.

The Budget 2022 high scenario assumes oil prices remain well above the base forecast starting in early 2022, driven by continued global demand growth combined with the effects of global underinvestment in recent years limiting oil production. The high oil prices drive higher energy sector investment and oil production in Alberta, though companies remain disciplined in their capital allocation decisions and refrain from investing to the point of overheating the economy. The improving energy sector outlook leads to incremental increases in Canadian interest rates and the Canadian Dollar, which are only a modest drag on the rapid economic growth Alberta experiences in corporate profits, business investment, and exports. This stronger economic performance in the province leads to stronger household consumption growth, higher wage growth, higher employment growth, and an unemployment rate declining more than in the base forecast. This economic strength translates into moderate increases in Alberta’s corporate and personal tax revenue, and higher energy prices lead to even faster growth in Alberta’s natural resource revenue.

Neither scenario includes additional fiscal policy responses from the federal or provincial governments beyond what is included in the base forecast that would buffer the downside to the economy in the low scenario or that would temper the upside to the economy in the high scenario.

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Table 1: Scenario Impacts

Fiscal Year Assumptions	2022-23	2023-24	2024-25
WTI (US$/bbl)

Base	70.00	69.00	66.50

High	85.00	86.00	87.50

Low	44.50	48.00	50.50

Light-Heavy Differential (US$/bbl)

Base	14.30	14.40	14.70

High	15.90	16.50	17.10

Low	12.60	12.90	13.40

Exchange Rate (US¢/Cdn$)

Base	79.0	79.5	80.1

High	83.6	84.0	84.4

Low	74.4	74.7	76.2

Tax and Resource Revenue ($ billions)

Base	34.4	34.5	34.6

Variance from base

High	5.8	8.1	10.7

Low	-10.6	-9.6	-8.1

Calendar Year Assumptions	2022	2023	2024	2025

Real GDP (%)

Base	5.4	3.5	3.0	2.8

High	6.7	4.3	3.6	3.2

Low	3.8	2.5	2.6	2.3

Nominal GDP (%)

Base	11.2	6.5	4.5	4.3

High	15.5	9.2	6.9	5.9

Low	0.9	5.2	5.4	4.6

Employment (thousands)

Base	2,330	2,408	2,467	2,513

High	2,344	2,437	2,505	2,560

Low	2,307	2,375	2,432	2,472

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BLANK PAGE

90

Economic Outlook

Annex

91

Benchmarking Tables

Oil Price Benchmark
West Texas Intermediate (US$/bbl)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (December 17, 2021)	70.80	68.50	67.83	67.17

Stokes Economics (January 14, 2022)	73.00	70.00	67.00	68.50

Banks and Investment Dealers

Credit Suisse (January 5, 2022)	72.00	65.00	59.00	59.00

Deloitte (January 2022)	74.00	70.00	n/a	n/a

Goldman Sachs (January 2022)	93.25	101.00	76.00	n/a

Laurentian Bank (January 24, 2022)	86.75	80.00	72.50	n/a

National Bank (January 2022)	82.75	80.00	n/a	n/a

RBC Capital Markets (December 15, 2021)	76.75	84.75	n/a	n/a

Scotiabank (January 19, 2022)	71.00	72.00	n/a	n/a

TD Bank (January 19, 2022)	77.00	72.50	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 11, 2022)	71.32	63.50	n/a	n/a

GLJ Petroleum Consultants (January 1, 2022)	73.00	69.01	67.24	68.58

Sproule Associates Limited (January 31, 2022)	74.05	70.00	68.00	69.36

Confidential Forecasts Provided to the Government of Alberta[a]

Average	73.00	66.50	65.00	63.00

High	93.25	101.00	76.00	76.92

Low	67.03	49.45	51.94	51.00

Average of All Private Forecasts	75.50	72.00	67.00	65.00

Government of Alberta (calendar year)	73.00	70.00	67.00	65.50

Includes forecasts finalized on or before February 7, 2022.

a

The Government of Alberta surveys, on a confidential basis, private sector forecasts from PIRA, the Bank of Montreal, IHS Markit, Rystad, and Wood Mackenzie. The annual figures presented here are an average of the forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average and the consultant average have been rounded to the nearest 50 cents.

Both the Government of Alberta and the private sector underestimated the WTI oil price by 33% and 24.9% respectively for 2021.	How Oil Price Forecasters Fared in Budget 2021
	West Texas Intermediate (US$/bbl)
	Organization (#)	How did they do in Budget 2021?
	National Forecasting Agencies (2)	48.97
	Banks and Investment Dealers (9)	51.72
	Industry Analysts (3)	47.90
	Confidential Forecasts (5)	52.00

	Average	51.00
	Government of Alberta (calendar year)	45.50
	2021 Actual	67.91
	Sources: Alberta Treasury Board and Finance and Alberta Energy

92	Economic Outlook | Fiscal Plan 2022 – 25

Light-Heavy Oil Price Differential Benchmark
WTI-WCS Price Differential (US$/bbl)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (December 17, 2021)	12.18	12.24	12.84	13.39

Banks and Industry Analysts

GLJ Petroleum Consultants (January 1, 2022)	13.25	13.00	13.27	13.53

Goldman Sachs (January 2022)	13.50	12.00	12.00	n/a

RBC Capital Markets (December 15, 2021)	14.12	14.50	n/a	n/a

Scotiabank (January 19, 2022)	15.00	16.00	n/a	n/a

Sproule Associates Limited (January 31, 2022)	13.12	12.75	13.01	13.27

Confidential Forecasts Provided to the Government of Alberta[a]

Average	13.50	12.80	12.30	12.70

High	15.00	16.00	13.27	13.66

Low	12.18	11.98	11.66	11.90

Average of All Private Forecasts	13.50	13.20	12.50	13.00

Government of Alberta (calendar year)	14.40	14.30	14.70	14.80

Includes forecasts finalized on or before February 7, 2022.

a

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from PIRA, the Bank of Montreal, IHS Markit, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

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Natural Gas Price Benchmark
Henry Hub (US$/MMBtu)[a]

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (December 17, 2021)	3.35	3.22	3.17	3.13

Stokes Economics (January 14, 2022)	3.80	3.50	3.15	3.21

Banks and Investment Dealers

Credit Suisse (January 5, 2022)	3.70	3.25	3.00	2.75

Goldman Sachs (January 2022)	3.37	2.91	2.75	n/a

RBC Capital Markets (December 15, 2021)	3.50	3.45	n/a	n/a

Scotiabank (January 19, 2022)	3.75	3.28	n/a	n/a

TD Bank (January 19, 2022)	4.29	3.70	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 11, 2022)	3.79	3.63	n/a	n/a

GLJ Petroleum Consultants (January 1, 2022)	3.80	3.50	3.15	3.21

Sproule Associates Limited (January 31, 2022)	4.02	3.50	3.25	3.32

Confidential Forecasts Provided to the Government of Alberta[b]

Average	3.60	3.30	2.80	2.90

High	4.29	3.70	3.25	3.32

Low	3.18	2.91	2.44	2.30

Average of All Private Forecasts	3.70	3.30	3.00	3.00

Government of Alberta (calendar year)	3.90	3.20	2.90	3.00

Includes forecasts finalized on or before February 7, 2022.

a

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price in CAD$IGJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO price reflects transportation costs and regional supply/demand impacts as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

b

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from Rystad, Petral, IHS Markit, PIRA, Wood McKenzie, and the Bank of Montreal. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Both the Government of Alberta and the private sector underestimated the natural gas prices by 22% and 24.7% respectively for 2021.	How Natural Gas Price Forecasters Did in Budget 2021
	Henry Hub (US$/MMBtu)
	Organization (#)	How did they do in Budget 2021?
	National Forecasting Agencies (2)	2.94
	Banks and Investment Dealers (6)	2.81
	Industry Analysts (3)	2.92
	Confidential Forecasts (6)	2.70

	Average	2.80
	Government of Alberta (calendar year)	2.90
	2021 Actual	3.72
	Sources: Alberta Treasury Board and Finance and Alberta Energy

94	Economic Outlook | Fiscal Plan 2022 – 25

United States / Canada Exchange Rate Benchmark
(US¢/Cdn$)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (December 17, 2021)	78.3	77.2	76.2	76.2

Stokes Economics (January 14, 2022)	80.0	80.5	80.5	81.1

Banks

BMO Capital Markets (February 4, 2022)	80.1	80.4	n/a	n/a

CIBC World Markets (January 13, 2022)	77.5	76.8	n/a	n/a

Deloitte (January 2022)	80.5	n/a	n/a	n/a

Laurentian Bank (February 4, 2022)	81.0	82.8	n/a	n/a

National Bank (January 2022)	81.8	n/a	n/a	n/a

RBC Royal Bank (January 2022)	78.9	n/a	n/a	n/a

Scotiabank (January 19, 2022)	82.8	81.5	n/a	n/a

TD Bank (January 19, 2022)	80.8	80.0	n/a	n/a

High	82.8	82.8	80.5	81.1

Low	77.5	76.8	76.2	76.2

Average of All Private Forecasts	80.2	79.9	78.4	78.6

Government of Alberta (calendar year)	78.9	79.4	79.9	80.4

Includes forecasts finalized on or before February 7, 2022.

Canadian Long-Term Interest Rate Benchmark
10-Year Government of Canada Bonds (%)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (December 17, 2021)	1.96	2.47	2.67	2.69

Stokes Economics (January 14, 2022)	2.03	2.95	3.36	3.65

Banks

BMO Capital Markets (February 4, 2022)	1.90	2.30	n/a	n/a

CIBC World Markets (January 28, 2022)	2.13	2.36	n/a	n/a

Deloitte (January 2022)	1.74	n/a	n/a	n/a

Laurentian Bank (February 4, 2022)	2.14	2.26	n/a	n/a

National Bank (January 2022)	1.96	2.00	1.95	n/a

RBC Royal Bank (January 2022)	1.81	2.11	n/a	n/a

Scotiabank (January 19, 2022)	2.35	2.65	n/a	n/a

TD Bank (January 19, 2022)	2.05	2.26	n/a	n/a

High	2.35	2.95	3.36	3.65

Low	1.74	2.00	1.95	2.69

Average of All Private Forecasts	2.00	2.40	2.70	3.20

Government of Alberta (calendar year)	1.80	2.20	2.60	2.80

Includes forecasts finalized on or before February7, 2022.

Economic Outlook | Fiscal Plan 2022 – 25	95

Alberta Real Gross Domestic Product Benchmark
(% change)

Organization	2021	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (October 25, 2021)	5.7	6.1	2.9	2.2	2.3

Stokes Economics (January 14, 2022)	5.8	4.2	2.5	2.5	1.8

Banks

BMO Capital Markets (February 4, 2022)	6.0	4.4	3.8	n/a	n/a

CIBC World Markets (January 13, 2022)	6.3	4.0	3.5	n/a	n/a

Laurentian Bank (January 18, 2022)	6.2	3.8	2.6	n/a	n/a

National Bank (January 2022)	5.0	4.1	2.7	n/a	n/a

RBC Royal Bank (December 2, 2021)	5.9	4.7	3.8	n/a	n/a

Scotiabank (January 19, 2022)	5.1	4.4	3.7	n/a	n/a

TD Bank (December 15, 2021)	5.3	5.0	4.0	n/a	n/a

High	6.3	6.1	4.0	2.5	2.3

Low	5.0	3.8	2.5	2.2	1.8

Average of All Private Forecasts	5.7	4.5	3.3	2.4	2.0

Government of Alberta (calendar year)	5.8	5.4	3.5	3.0	2.8

Includes forecasts finalized on or before February 7, 2022.

Alberta Nominal Gross Domestic Product Benchmark
(% change)

Organization	2021	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (October 25, 2021)	16.2	5.7	4.4	4.0	3.7

Stokes Economics (January 14, 2022)	22.0	7.6	4.0	3.5	4.8

Banks

CIBC World Markets (January 13, 2022)	25.3	6.0	4.7	n/a	n/a

Laurentian Bank (January 18, 2022)	18.2	6.8	4.8	n/a	n/a

National Bank (January 2022)	21.3	12.5	3.2	n/a	n/a

RBC Royal Bank (December 2, 2021)	21.7	9.9	3.7	n/a	n/a

Scotiabank (January 19, 2022)	18.1	8.5	6.8	n/a	n/a

TD Bank (December 15, 2021)	21.0	9.2	5.6	n/a	n/a

High	25.3	12.5	6.8	4.0	4.8

Low	16.2	5.7	3.2	3.5	3.7

Average of All Private Forecasts	20.5	8.3	4.6	3.7	4.3

Government of Alberta (calendar year)	19.0	11.2	6.5	4.5	4.3

Includes forecasts finalized on or before February 7, 2022.

96	Economic Outlook | Fiscal Plan 2022 – 25

Alberta Employment Benchmark
(% change)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (October 25, 2021)	5.1	2.2	1.6	1.4

Stokes Economics (January 14, 2022)	3.6	2.4	1.8	1.1

Banks

BMO Capital Markets (February 4, 2022)	3.3	1.5	n/a	n/a

Laurentian Bank (January 18, 2022)	2.9	1.2	n/a	n/a

National Bank (January 2022)	3.4	1.7	n/a	n/a

RBC Royal Bank (December 2, 2021)	2.5	1.8	n/a	n/a

Scotiabank (January 19, 2022)	4.0	2.0	n/a	n/a

TD Bank (December 15, 2021)	3.6	2.2	n/a	n/a

High	5.1	2.4	1.8	1.4

Low	2.5	1.2	1.6	1.1

Average of All Private Forecasts	3.6	1.9	1.7	1.3

Government of Alberta (calendar year)	4.1	3.3	2.5	1.9

Includes forecasts finalized on or before February 7, 2022.

Alberta Unemployment Rate Benchmark
(%)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (October 25, 2021)	7.1	6.7	6.5	6.4

Stokes Economics (January 14, 2022)	7.1	6.1	5.7	5.6

Banks

BMO Capital Markets (February 4, 2022)	6.8	6.4	n/a	n/a

CIBC World Markets (January 13, 2022)	7.2	6.6	n/a	n/a

Laurentian Bank (January 18, 2022)	6.9	6.4	n/a	n/a

National Bank (January 2022)	8.2	7.9	n/a	n/a

RBC Royal Bank (December 2, 2021)	6.7	5.3	n/a	n/a

Scotiabank (January 19, 2022)	6.4	5.6	n/a	n/a

TD Bank (December 15, 2021)	7.1	6.4	n/a	n/a

High	8.2	7.9	6.5	6.4

Low	6.4	5.3	5.7	5.6

Average of All Private Forecasts	7.1	6.4	6.1	6.0

Government of Alberta (calendar year)	6.6	5.9	5.7	5.5

Includes forecasts finalized on or before February 7, 2022.

Economic Outlook | Fiscal Plan 2022 – 25	97

Alberta Housing Starts Benchmark
(thousands)

Organization	2022	2023	2024	2025

National Forecasting Agencies

Conference Board of Canada (October 25, 2021)	29.1	29.5	30.8	32.2

Stokes Economics (January 14, 2022)	31.1	30.4	29.2	28.4

Banks

BMO Capital Markets (February 4, 2022)	31.0	31.0	n/a	n/a

Laurentian Bank (January 18, 2022)	28.0	27.0	n/a	n/a

National Bank (January 2022)	27.0	26.5	n/a	n/a

RBC Royal Bank (December 2, 2021)	32.3	30.0	n/a	n/a

Scotiabank (January 19, 2022)	32.0	30.0	n/a	n/a

TD Bank (December 15, 2021)	30.9	28.8	n/a	n/a

High	32.3	31.0	30.8	32.2

Low	27.0	26.5	29.2	28.4

Average of All Private Forecasts	30.2	29.1	30.0	30.3

Government of Alberta (calendar year)	32.2	33.3	34.3	35.4

Includes forecasts finalized on or before February 7, 2022.

98	Economic Outlook | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA | 2022–25

Fiscal Plan

Revenue

Note: Amounts presented in tables may not add to totals due to rounding.

100	Revenue | Fiscal Plan 2022 – 25

Revenue Outlook

Alberta’s economy and government revenue have seen large swings since the onset of the global pandemic - unusually large, even for Alberta’s traditional volatility. COVID-19 battered economies around the world, as activities and travel ceased or were limited to prevent the spread of the virus, and financial markets, energy demand and prices tumbled. As vaccinations began and as coverage expanded, recovery began, with many activities recommencing, and energy demand rose, even as subsequent pandemic variants and waves swirled. This and other supply-demand issues, caused energy prices to rise significantly.

There have been several years of limited global energy investment, mainly from COVID-19 impacts, but also in part related to rising climate-concerns and commitments to transition to cleaner energy production. That transition has, in turn, impacted natural gas demand as it is a cleaner source of power generation, but meeting surging demand in Europe and elsewhere has become difficult. The resulting spike in natural gas prices has encouraged power producers to switch to oil products to meet needs, boosting oil prices as well. OPEC+ producers have continued managing oil supply, but some are struggling to revive production, exacerbating the unexpectedly-rapid surge in energy demand. This, coupled with geopolitical issues in Europe and the Middle East, have boosted oil prices. Alberta’s economy follows gyrations in energy markets, so government revenue has rebounded significantly from the 2019-20 and 2020-21 declines. While forecasters see supplies growing, demand easing and medium-term energy prices settling down, assumptions about timing, with energy transition and geopolitical issues, complicate forecasting.

Total revenue in 2021-22 is now estimated at $61.7 billion, $18 billion more than Budget 2021, and $18.6 billion higher than 2020-21. Income taxes have strengthened, up $3.1 billion from budget, and resource revenue, led by bitumen royalties and propelled by elevated oil prices, is up $10.4 billion. Investment income has increased $2.5 billion, and federal transfers have increased $1.1 billion, mainly from special one-time COVID-19 supports and assistance to the livestock sector pummelled by a severe drought in 2021.

Total Revenue

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Personal income tax	11,257	11,647	13,261	13,382	14,442	15,455

Corporate income tax	3,037	1,891	3,343	4,040	4,517	4,896

Other tax revenue	5,285	5,527	5,456	5,612	5,778	5,913

Resource revenue – bitumen	2,006	1,482	9,515	10,349	9,213	8,160

Resource revenue – other	1,085	1,374	3,722	3,491	3,115	2,756

Federal transfers	10,532	10,181	11,306	12,054	11,641	11,895

Investment income	2,643	2,205	4,660	3,173	3,492	3,699

Net income from bus. enterprises	(83)	1,877	2,509	2,435	2,630	2,656

Premiums, fees and licences	4,021	4,133	4,304	4,490	4,606	4,736

Other revenue	3,355	3,380	3,616	3,581	3,700	3,685

Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852

Total revenue in 2022-23 is forecast at $62.6 billion, $0.9 billion higher than in 2021-22, led mainly by growth in bitumen royalties and income taxes.

Total revenue in 2021-22 is forecast at $61.7 billion, $18 billion higher than Budget 2021.

Revenue | Fiscal Plan 2022 – 25	101

Revenue growth forecast to average 1% between 2022-23 and 2024-25, as household income and corporate profits drive income tax revenue.

WTI forecast at US$74/bbl in 2021-22, US$70/bbl in 2022-23 and US$66.50 by 2024-25.

Employment has fully recovered to pre-pandemic levels.

Total revenue in 2022-23 is estimated at $62.6 billion, up $0.9 billion from 2021-22. The increase is largely due to higher corporate income taxes, bitumen royalties, a $750 million Fiscal Stabilization payment related to the revenue decline in 2020-21 relative to 2019-20, partly offset by a $1.5 billion drop in investment income as markets were exceptionally strong in 2021 but are expected to trend back to more normal rates of return moving forward. While bitumen royalties have increased $0.8 billion with growing production, other resource revenue is expected to be $0.2 billion lower, as oil and natural gas prices begin to recede and stabilize. Corporate income tax is up $0.7 billion, or almost 21%, due mainly to higher oil prices and production, and Alberta’s competitive tax regime spurring investment and broader business activity.

Revenue is forecast to grow by an average of 1% over the following two years, or about $0.6 billion per year, reaching $63.9 billion in 2024-25. The increases are driven mainly by strong growth in income taxes, with bitumen royalties and other resource revenue decreasing as prices trend down with global supply catching up to demand.

The forecast is based on the global economy moving toward full recovery, as the world emerges fitfully from the COVID-19 pandemic, its variants, and the associated shuttering of economies, travel and other “normal” activities. There is a great deal of uncertainty regarding global commitments on environmental issues, following a year of extreme weather events and insufficient energy production in some areas. Alberta is well-positioned though, with expertise on cleaner and alternative energy production, an attractive business climate, entrepreneurial culture and fiscally-responsible government.

It is expected that the energy market demand-supply imbalance will largely be resolved toward the end of 2022, prompting oil and natural gas prices to descend somewhat. The light-heavy oil price differential, broadened in prior years due to insufficient egress capacity for Alberta production, causing large price discounts for producers, was narrowed by pandemic impacts. The differential is expected to widen slightly for the next several years, with accelerating production from increasing oil sands operations, but nowhere near previous spreads, as pipeline expansions are being completed (Enbridge Line 3 in October 2021, and TransMountain expansion expected in early 2023). The West Texas Intermediate oil price (WTI) is forecast at US$74 per barrel (/bbl) for 2021-22, $70/bbl in 2022-23, and reaches $66.50/bbl by 2024-25; the light-heavy differential is forecast at US$13.60/bbl in 2021-22, $14.30 in 2022-23 and $14.70 by 2024-25.

Alberta’s economic recovery was initially led by households, with fully-recovered employment, revived consumer spending, moderate population growth and strengthening housing markets. More recently, growth has also been led by exports, with higher energy prices and our attractive business conditions, lower corporate taxes, red tape reduction and Recovery Plan initiatives. These support investment and job creation in sectors such as technology and innovation, manufacturing, petrochemicals, aerospace and finance.

102	Revenue | Fiscal Plan 2022 – 25

2021-22 Third Quarter Revenue Forecast

Relative to the three-year forecast in Budget 2021, revenue has increased by $45.4 billion, with an additional $18 billion in 2021-22, and $15.2 billion and $12.3 billion in 2022-23 and 2023-24, respectively. Most of the improvement is from income taxes, driven by increased corporate profits and labour income, resource revenue, due to the jump in energy prices, investment income, from strong market returns this year, and federal transfers. Compared to the forecast in the 2021-22 Mid-year Fiscal Update and Economic Statement, released at the end of November 2021, revenue is $3.8 billion higher in 2021-22, and has increased by $7 billion and $6.7 billion in 2022-23 and 2023-24. The variances from the mid-year forecast are essentially the same as above, except for federal transfers which are lower in 2021-22 due mainly to re-profiling.

The third quarter forecast for 2021-22 reflects the following main changes:

•	Personal income tax (PIT) revenue in 2021-22 is forecast at $13.3 billion, $2 billion higher than 2020-21 revenue, $1.6 billion greater than budget, and $186 million more than mid-year. This is mainly due to improved labour markets, with jobs lost at the pandemic’s onset now fully recovered, and population and household income growth. A prior-years’ adjustment (PYA) of $717 million is also included, complicating annual changes relative to 2021-22 revenue, as the PYA reflects underreporting of audited

Evolution of Revenue Forecast since Budget 2021

(millions of dollars)

	Budget	2021-22	Budget	Change fr	Change fr

Fiscal Year	2021	Mid-year	2022	Bud 2021	Mid-year

2021-22:

Personal income tax	11,647	13,075	13,261	1,614	186

Corporate income tax	1,891	2,916	3,343	1,452	427

Other taxes	5,527	5,421	5,456	(71)	35

Resource revenue	2,856	10,908	13,237	10,381	2,329

Federal govt. transfers	10,181	11,367	11,306	1,125	(61)

Investment income	2,205	3,995	4,660	2,455	665

Revenue fr. other sources	9,390	10,235	10,429	1,039	194

Total 2021-22 revenue	43,697	57,917	61,692	17,995	3,775

2022-23:

Personal income tax	12,439	13,083	13,382	943	299

Corporate income tax	2,482	3,308	4,040	1,558	732

Other taxes	5,748	5,648	5,612	(136)	(36)

Resource revenue	4,718	9,859	13,840	9,122	3,981

Federal govt. transfers	9,872	10,393	12,054	2,182	1,661

Investment income	2,325	3,110	3,173	848	63

Revenue fr. other sources	9,838	10,242	10,506	668	264

Total 2022-23 revenue	47,422	55,643	62,607	15,185	6,964

2023-24:

Personal income tax	13,258	13,792	14,442	1,184	650

Corporate income tax	3,139	4,110	4,517	1,378	407

Other taxes	5,939	5,826	5,778	(161)	(48)

Resource revenue	5,869	9,231	12,328	6,459	3,097

Federal govt. transfers	9,785	10,043	11,641	1,856	1,598

Investment income	2,478	2,822	3,492	1,014	670

Revenue fr. other sources	10,397	10,578	10,936	539	358

Total 2023-24 revenue	50,865	56,402	63,134	12,269	6,732

Revenue has increased from Budget 2021 by $45.4 billion over 2021-22 to 2023-24.

Revenue | Fiscal Plan 2022 – 25	103

Corporate profits are estimated 147% higher in 2021 than they were in 2020.

The WTI oil price is forecast at US$74/bbl in 2021-22, $28/bbl more than budget and $31.68/bbl more than the 2020-21 average.

PIT revenue in the 2019-20 and 2020-21 consolidated financial statements. As assessments of 2020 personal income tax are only finalized in early 2022, the PIT reported in the prior two year-end statements were still estimates. The 2020 assessments ended up significantly higher, primarily as substantial COVID-19 income support measures increased household incomes.

•	2021-22 corporate income tax revenue is forecast at $3.3 billion, an increase of $306 million from 2020-21. This is $1.5 billion more than estimated in Budget 2021, and $427 million more than the mid-year forecast. Net corporate operating surplus (corporate profits) is now forecast to have grown 147% in 2021, relative to 2020, when corporate profits collapsed by 63% from 2019. The strong growth continues in 2022, estimated at 31%, and elevates the base for future year forecasts.

•	Other tax revenue in 2021-22 is estimated at $5.5 billion, $171 million more than 2020-21, due mainly to increased activity with health restrictions easing. The exception is tobacco tax revenue, which has declined from forecasts for several years, due to lower-than-expected consumption. Other tax revenue is forecast to be $71 million lower than budget though, as health restrictions were extended relative to Budget 2021 assumptions, reducing fuel tax and tourism levy revenue, while tobacco taxes have been weaker-than-expected. The decreases are partially offset by increases from: insurance taxes, as 2020-21 revenue ended higher than expected, enlarging the base used to forecast 2021-22; cannabis tax; freehold mineral rights tax, due to higher energy prices. Relative to mid-year forecasts, other tax revenue has increased $35 million, with higher fuel, cannabis and education property tax, from improved economic conditions and lower-than-expected municipal property tax credits, partly offset by lower tobacco tax revenue.

•	Resource revenue is forecast at $13.2 billion in 2021-22, $10.4 billion higher than the budget estimate and $10.1 billion more than 2020-21. After collapsing in spring of 2020 when COVID-19 hit the world, and remaining weak for the rest of 2020, oil prices recovered in 2021 and then began climbing dramatically beginning in the fall and into 2022. Natural gas prices have followed a similar path. Global energy demand has surged since expanding vaccination coverage has enabled loosening of health restrictions, while production has been slower to return, and much investment in new production was deferred over the last several years. Investment decisions were also impacted by a renewed focus on transitioning to alternative energy sources or development of cleaner production, which has been a standard in Alberta’s industry for over a decade. The WTI oil price is expected to average US$74 per barrel (/bbl) in 2021-22, $28/bbl more than estimated in Budget 2021, $31.68/bbl more than the 2020-21 fiscal year average, and $3.50/bbl more than the mid-year forecast. The Alberta Reference Price, used to calculate natural gas royalties, is forecast at $3.40 per gigajoule (/GJ), 80 cents/GJ greater than budget, $1.30/GJ more than last year and ten cents/GJ more than mid-year.

•	Federal government transfers of $11.3 billion are forecast for 2021-22. This is $1.1 billion higher than the Budget 2021 estimate, $0.8 billion more than in 2020-21, but $61 million lower than forecast in the mid-year report.

104	Revenue | Fiscal Plan 2022 – 25

-	The increase from budget largely reflects: a one-time $465 million supplement to the Canada Health Transfer (CHT) plus a $117 million revised forecast for the base CHT, helping to fund needed higher health expense; $116 million for immunization; $293 million in additional agriculture assistance following the severe drought in summer 2021; a one-time $244 million supplement to the Canada Community-Building Fund for municipal infrastructure; $191 million for child care funding (comprising $135 million under the new five-year Canada-Alberta Canada-wide Early Learning Child Care Agreement and a one-time supplement of $56 million for workforce support under the extended original agreement); $91 million for Safe Return to Class; $65 million for job support programs; funding for flood support and to fight mountain pine beetle infestations; partly offset by over $500 million in infrastructure support and site rehabilitation re-profiling to future years.
-	The $0.8 billion increase from 2020-21 in general reflects the changes above, but also includes the following year-over-year budgeted variances: increases of $290 million for regular growth in the Canada Health and Social Transfers, $660 million in infrastructure support, $138 million in labour market programming, and $200 million in site rehabilitation and Low Carbon Economy Leadership Fund transfers, offset by decreases from COVID-19 2020-21 transfers, including the $1.3 billion Safe Restart Agreement and $269 million Critical Worker Benefits.
-	The $61 million decrease from mid-year mainly consists of net re-profiling to future years of $215 million in infrastructure support, partly offset by the revised CHT forecast and additional agriculture support.

•	Investment income in 2021-22 is forecast at $4.7 billion, $2.5 billion higher than Budget 2021, $0.7 billion more than mid-year, and $2 billion more than 2020-21. Financial market returns were exceptionally strong in 2021. Income from Agriculture Financial Services Corporation crop insurance fund is lower as its balance declined with the significant withdrawals required for substantial indemnity payments after the severe 2021 drought.

•	Revenue from other sources includes net income from government business enterprises (GBEs), premiums, fees and licences, and various other sources. These revenue sources have increased by $1,039 million from Budget 2021, by $194 million from mid-year and by $3.1 billion from 2020-21.

-	GBE net income is forecast at $2.5 billion, up $632 million from budget, due mainly to a $227 million increase in ATB Financial net income, from improving economic conditions and lower loan losses, and a $446 million improvement in Alberta Petroleum Marketing Commission (APMC) net income. The change to the ownership structure of the Sturgeon Refinery has improved net income from operations, and could have implications for the $2.5 billion write-down in the refinery’s value reported in 2019-20. As the valuation is still being determined, is non-cash and does not change borrowing requirements, nothing has been included in the forecast yet. The increase in GBE net income from mid-year is due primarily to improved APMC income. The change from 2020-21 mainly reflects a $1.7 billion increase to APMC income, as 2020-21 included a $1.3 billion loss on Keystone XL

Federal transfers increased by $1.1 billion in 2021-22, driven by one-time COVID-19 funding and agriculture assistance.

Financial market returns driving $2.5 billion increase in 2021-22 investment income relative to Budget 2021.

Revenue | Fiscal Plan 2022 – 25	105

Strong lumber prices boosted timber royalties and fees by $163 million in 2021-22.

Alberta Health Services and school board fee revenue declined by $118 million from budget in 2021-22.

Resource revenue forecast at $13.8 billion for 2022-23, the second highest resource revenue on record.

pipeline and $0.5 billion in Sturgeon Refinery operating losses, as well as $0.9 billion in higher net income from gaming activities, the Balancing Pool and ATB Financial, all mainly driven by strengthening economic recovery.
-	Premiums, fees and licences revenue in 2021-22 is $171 million greater than budget, $21 million higher than mid-year and $283 million more than in 2020-21. The change from budget comprises: $163 million from timber royalties and fees, due to strong lumber prices in 2020 and 2021; $68 million from the ATB Financial payment in lieu of taxes (PILOT); $10 million in Alberta Securities Commission fees; $21 million in post-secondary institution (PSI) tuition; $29 million from higher 911 levy, parks fees and registry activities; offset by $118 million lower fee revenue from school boards and Alberta Health Services (AHS) out-of-province patients and parking. The change from mid-year is mainly due to increases of $21 million in tuition fees and $46 million in timber royalties, less a $41 million reduction in school board fees. The increase from 2020-21 mainly reflects $173 million in PSI tuition, $102 million higher energy industry levies ($113 million in Alberta Energy Regulator levies were waived in 2020-21), and a net $121 million in higher revenue from ATB Financial PILOT, AHS and various other fees, offset partially by a $113 million reduction in timber royalties and fees.
-	Other revenue is up $236 million from budget, $261 million from 2020-21, but is $53 million lower than the mid-year forecast. The increase from budget includes: $207 million higher external investment management charges paid by clients with the higher income this year; $162 million more in Technology Innovation and Emissions Reduction Fund (TIER) compliance payments due to recovering activity, higher energy prices and the planned federal carbon price hikes; net “refunds of expense” revenue of $56 million, comprising $76 million in reversals of accrued expense reported in 2020-21 financial statements, less a reduction of $20 million in the aggregate assessment charged to automobile insurers for health care costs caused by uninsured drivers; partly offset by a net $189 million in decreases mainly in PSI and school board sales revenue, and fines and penalties. The increase from 2020-21 consists of $244 million higher external investment management charges, $52 million higher TIER revenue, $56 million in higher fines and penalties, offset by a net $91 million in reduced revenue mainly as there were more expense overaccruals in 2019-20 that had to be reversed, increasing 2020-21 revenue. The $53 million decrease from the 2021-22 mid-year forecast is mainly from lower PSI and school board sales revenue, partly offset by higher TIER compliance payments and reversals of prior-year expense overaccruals.

Non-Renewable Resource Revenue

Non-renewable resource revenue in 2022-23 is estimated at $13.8 billion, $0.6 billion more than the 2021-22 forecast, and the second highest recorded by Alberta (revenue was $14.3 billion in 2005-06). Revenue is being driven by the current high oil and natural gas prices, and mainly from bitumen royalties

106	Revenue | Fiscal Plan 2022 – 25

and growth in production. The forecast assumes prices will begin to decline in 2022-23, and as a result, conventional crude oil and natural gas and by-products royalties are on par or slightly lower relative to 2021-22. By 2024-25, resource revenue is forecast to be $10.9 billion, as the global supply-demand imbalance resolves and prices decrease. The WTI price is expected to average US$74 per barrel (/bbl) in 2021-22, US$70/bbl in 2022-23 and drop to US$66.50/bbl by 2024-25.

The light-heavy oil price differential narrowed noticeably over the last several years, as production limits and COVID-19 impacts on oil demand and production meant egress issues retrenched. Several pipeline optimizations and the Line 3 replacement have been completed and the TransMountain pipeline expansion is now expected in 2023. These provide relief and expected capacity needs over the forecast horizon, and mean the differential will now reflect pipeline costs, instead of more expensive and less safe rail, and also reduce the volatility in prices Alberta producers are able to achieve. The forecast assumes the differential will expand from US$13.60 in 2021-22, to about US$14.50/ bbl over the three years 2022-23 to 2024-25, with growing production.

Factors affecting royalties are the light-heavy price differential, US-Canadian dollar exchange rate, production, oil sands project status and producer costs:

•	The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI US dollar price less a “light-heavy differential.” The differential is linked to costs of transporting Alberta production to Gulf Coast refineries or coastal ports for export, and to the different properties of heavy oil relative to light sweet crude. Sufficient pipeline capacity lowers costs and the differential, increasing prices for Alberta producers; insufficient capacity means moving product by other means, such as rail, increasing costs and the differential, lowering WCS prices. With ongoing production growth, and higher costs for diluent needed to facilitate transport of heavy oil, the differential is expected to climb to US$14.30/bbl in 2022-23 and then to US$14.70/bbl by 2024-25.

 Prices of Oil and Natural Gas, 1999-00 to 2024-25

Enbridge Line 3 replacement completed in 2021.

Light-heavy oil price differential less volatile and tied more to pipeline costs.

Revenue | Fiscal Plan 2022 – 25	107

A forecast strengthening of the Canadian dollar exchange rate lowers growth in royalty revenue.

•	A weaker Canadian dollar supports royalty revenue. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the rate is higher with a lower Canadian dollar. A lower Canadian dollar also increases oil prices when they are converted from US into Canadian dollars, elevating producers’ revenue in Canadian dollars. The exchange rate forecast increased from budget in 2021-22 by almost two and a half cents, to 79.8US¢/Cdn$, and is expected to remain at about that level for the next few years. It is forecast at 79US¢/Cdn$ in 2022-23 and then 80.1US¢/Cdn$ by 2024-25.

•	Bitumen, conventional crude oil and natural gas production are now estimated to be slightly higher than estimated for 2021-22 and the next two years relative to Budget 2021, based on higher output this year, but pandemic-led investment restraint has somewhat muted expected oil production growth rates, while a resurgence in demand for natural gas has spurred increase in production growth relative to Budget 2021 estimates. Bitumen production is forecast to grow by 4.6%, or 148 kbd between 2021-22 and 2024-25, while conventional production growth is 1.7% and natural gas 4.7%.

•	Oil sands royalties change when projects reach post-payout status (total project revenue exceeds total capital and operating costs). Prior to payout, royalties are 1–9% of gross revenue, while after payout, they are the greater of 1–9% of gross revenue or 25–40% of net revenue.

•	The energy industry continues to seek efficiencies, improve productivity, lower emissions intensity per barrel produced, and reduce costs. Oil sands companies continue to examine their processes to optimize their operations.

Bitumen royalties are estimated at $10.3 billion in 2022-23, $834 million, more than in 2021-22, due primarily to higher calendar year prices in 2022 (US$73/bbl) relative to 2021 (US$68/bbl). Royalties are forecast to decrease $2.2 billion over the next two years, an annual average of 11%, reaching $8.2 billion in 2024-25.

Oil and Natural Gas Assumptions

	2020-21 Actual	2021-22 Budget Forecast		2022-23 Estimate	2023-24 Target	2024-25 Target

Revenue (millions of dollars)

Bitumen royalty	2,006	1,482	9,515	10,349	9,213	8,160

Crude oil royalty	466	627	1,666	1,670	1,619	1,478

Natural gas / by-products royalties	465	467	1,722	1,458	1,151	959

Prices

West Texas Intermediate (US$/bbl)	42.32	46.00	74.00	70.00	69.00	66.50

WCS @ Hardisty (Cdn$/bbl)	41.42	40.70	75.90	70.30	68.50	64.80

Differential (US$/bbl)	(10.58)	(14.60)	(13.60)	(14.30)	(14.40)	(14.70)

Ab. Refererence Price (Cdn$/GJ)	2.10	2.60	3.40	3.20	2.70	2.60

Production (thousands of barrels / day)

Conventional	398	410	440	441	444	448

Raw bitumen	2,968	3,202	3,220	3,296	3,316	3,368

Natural gas (billion cubic feet / yr)	3,857	3,921	4,012	4,118	4,166	4,203

Exchange rate

(US¢/Cdn$)	75.7	77.4	79.8	79.0	79.5	80.1

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Conventional oil royalties are estimated at $1.7 billion in 2022-23, almost identical to revenue in 2021-22, but then fall by an average of 6% per year, to $1.5 billion by 2024-25, as prices scale back from current levels.

Natural gas and by-product royalties are estimated at $1,458 million in 2022-23, $264 million, or 15% lower than in 2021-22, due primarily to decreasing natural gas and natural gas liquid prices (i.e. natural gas by-products). The natural gas Alberta Reference Price (ARP) climbed an estimated $1.30 per gigajoule (/GJ), relative to 2020-21, and 80 cents relative to the Budget 2021 estimate, to an estimated $3.40/GJ in 2021-22. This is the highest price since 2014-15, when it averaged $3.51. It is forecast to trend down to $3.20/GJ in 2022-23, and to $2.60/GJ by 2024-25. Revenue is forecast to fall also, to $959 million by 2024-25. Prices for natural gas by-products, such as propane, butane and pentanes plus, follow oil prices, which are also retrenching from current highs.

The outlook for natural gas and by-products has improved, with upside demand from oil sands projects and power generation, and with Alberta’s low corporate taxes and overall attractive business climate supporting expansion in the petrochemical sector. Steady production growth in Alberta is forecast.

Bonuses and sales of Crown land leases revenue in 2022-23 is estimated at $236 million, an increase of $51 million from 2021-22, as land sales were suspended for part of 2021. Revenue trends down to $206 million by 2024-25, following energy prices.

Non-Renewable Resource Revenue

(millions of dollars)

	2020-21 Actual	2021-22 Budget Forecast		2022-23 Estimate	2023-24 Target	2024-25 Target

Bitumen royalty	2,006	1,482	9,515	10,349	9,213	8,160

Crude oil royalty	466	627	1,666	1,670	1,619	1,478

Natural gas & by-products royalty	465	467	1,722	1,458	1,151	959

Bonuses & sales of Crown leases	24	151	185	236	225	206

Rentals and fees / coal royalty	130	128	149	127	120	113

Total Resource Revenue	3,091	2,856	13,237	13,840	12,328	10,916

Tax Revenue

Tax revenue is forecast at $23 billion in 2022-23, 37% of total revenue. This is $974 million, or 4.4% higher than in 2021-22, mainly due to increases of $697 million in corporate income tax (CIT), $121 million in personal income tax (PIT), and $120 million in fuel and insurance taxes.

Tax revenue is forecast to grow by an average of 6.8% for the following two years, reaching $26.3 billion by 2024-25. This mainly reflects strong growth in income taxes, particularly CIT. Of the $3.2 billion increase in tax revenue between 2022-23 and 2024-25, $2.9 billion, or 91%, is from income taxes.

Personal income tax revenue in 2022-23 is estimated at $13.4 billion, an increase of $121 million from 2021-22. PIT in 2021-22 is now expected to be $1.6 billion higher than the Budget 2021 forecast due to the rebounding economy, job creation, population and household income growth, propelled

Outlook for natural gas prices has improved, with higher demand from oil sands operators and global electricity producers retiring coal-fired plants.

Alberta’s economic growth leads to increased jobs and activity, improving household income and corporate profits, yielding higher income tax revenue.

Revenue | Fiscal Plan 2022 – 25	109

Job Creation Tax Cut contributing to increased investment and diversification in Alberta.

Corporate income tax revenue growing by over 10% between 2022-23 and 2024-25.

New education property tax requisition-setting policy and two years of freezes provide savings of $247 million in fiscal year 2022-23, relative to Budget 2020 forecast.

by higher energy prices, low tax regime and Alberta’s Recovery Plan initiatives. In addition, revised 2020 assessment data was more than expected, increasing the base used to forecast future years and requiring a positive $717 million prior-years’ adjustment in 2021-22 to reverse understated revenue in 2019-20 and 2020-21, reported in government financial statements. Part of this is due to the impact on incomes, and thus PIT, of the various special federal transfers supporting Canadians. PIT revenue is forecast to increase by $2.1 billion, or an average of 7.5% per year between 2022-23 and 2024-25, to $15.5 billion, from improving employment and household income growth.

Corporate income tax is estimated at $4 billion in 2022-23, $697 million higher than forecast for 2021-22. CIT dramatically rose in 2021-22, increasing $1.5 billion from Budget 2021, as energy prices strengthened, and economic activity broadened, supporting growth in the corporate operating surplus (i.e., corporate profits). The accelerated Job Creation Tax Cut, red tape reduction, Recovery Plan and government fiscal prudence have served to increase investment and diversification in Alberta, with a number of major projects or announcements occurring, in sectors such as petrochemicals, renewable energy, aerospace, agrifood and innovation and technology. Real GDP is estimated to have grown 5.8% in 2021, following the 7.9% decrease in 2020, and is forecast to grow 5.4% in 2022. While 2020 growth was led by the household sector, in 2021 manufacturing exports became a driving force. CIT is forecast to grow by an average of 10.1% between 2022-23 and 2024-25, reaching $4.9 billion.

Education property tax revenue is forecast at $2.5 billion in 2022-23, an increase of $27 million from 2021-22, when the requisition was frozen for the second year in a row. The base requisition was set using the Education operating expense growth, which was 1.5% for 2022-23 at that time. The requisition will continue to be reviewed annually, but the forecast for future years uses the Education operating expense increase policy. As the previous forecast for 2022-23 and 2023-24 was based on the Budget 2021 policy (increasing by population growth plus inflation), moving to 1.5% growth saves taxpayers $30 million in 2022-23 and $77 million in 2023-24. Further, the planned $87 million increase to the 2020 requisition was reversed when COVID-19 hit, and this tax saving, plus the second-year freeze for the 2021 requisition in Budget 2021, both compound through subsequent years as well. Indeed, relative to the Budget 2020 forecast, taxpayers are saving $247 million in 2022-23 from the requisition freezes and policy change. Revenue rises to $2.6 billion by 2024-25. Included in 2021-22 revenue is 2021 supplemental tax of $5 million, less $10 million in credits under the Provincial Education Requisition Credit (PERC). An estimated $15 million for PERC is deducted from 2022-23 and 2023-24 revenue, as the program was extended for two years. PERC provides an equivalent education tax credit for municipalities who are unable to collect education property tax on delinquent oil and gas properties. The residential / farm mill rate is $2.65 per $1,000 of equalized assessment, and the non-residential rate is $3.90 per $1,000 of equalized assessment for 2022.

Other tax revenue is forecast at $3.1 billion in 2022-23, $129 million higher than in 2021-22, primarily from fuel, insurance tax and tourism levy revenue, due to anticipated recovery in consumption and premiums growth, with

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economic recovery and activity returning. Tobacco tax revenue has been weak for several years, and continues to fall, while cannabis tax revenue has exceeded budget estimates, with strong growth expected. Other tax revenue is forecast to reach $3.3 billion by 2024-25, mainly from fuel, cannabis and insurance tax revenue growth. The tourism sector was severely affected by COVID-19, with travel restrictions or bans, and people staying home. Government tourism levy revenue was severely impacted, but has started to recover, with 2021-22 revenue $17 million or 51.5% greater than 2020-21, and the 2022-23 forecast $23 million or 46% higher than 2021-22. Tourism levy revenue is expected to climb by about 8% per year, to $94 million by 2024-25, as the tourism sector strategy and Alberta’s natural beauty attract visitors.

Tax Revenue
(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	11,257	11,647	13,261	13,382	14,442	15,455

Corporate income tax	3,037	1,891	3,343	4,040	4,517	4,896

Education property tax	2,483	2,472	2,477	2,504	2,541	2,566

Other taxes	2,802	3,055	2,979	3,108	3,237	3,347

Total Tax Revenue	19,579	19,065	22,060	23,034	24,737	26,264

Federal Transfers

Federal transfers are forecast at $12.1 billion in 2022-23, $748 million, or 6.6% higher than the 2021-22 forecast. Main increases in 2022-23 include:

•	a one-time $750 million Fiscal Stabilization payment for the revenue decline Alberta experienced in 2020-21 relative to 2019-20, based on the program’s revised - but insufficient from the provincial governments’ perspectives - cap of $170 per person;

•	regular growth in the Canada Health (CHT) and Canada Social Transfers (CST), offset by the one-time $465 million CHT bump in 2021-22;

•	a net $267 million in re-profiled infrastructure support;

•	$539 million additional funding under the new Canada-Alberta Canada- wide Early Learning Child Care Agreement (CAELCC), as 2021-22 only included funding for the last quarter of the fiscal year;

•	these are partly offset by the winding down of special COVID-19 transfers, such as Safe Return to Class, labour market and immunization programs, and by lower agriculture support as funding for the severe 2021 drought was added in 2021-22.

Federal transfers decline $413 million in 2023-24, as the fiscal stabilization payment does not continue, capital plan funding starts to decrease, and as the CAELCC growth is much lower, reflecting the change from an entire fiscal year of funding. Revenue in 2024-25 is forecast at $11.9 billion, or 18.6% of total revenue, materially different from the 24.4% in 2020-21.

The CST and CHT grow in line with federal annual escalators and changes to Alberta’s share of the national population. For CST, the escalator is 3%, while for CHT, it is based on the higher of the three-year average of national

Tourism levy revenue growth indicates recovery underway and impact of tourism sector strategy.

$750 million Fiscal Stabilization Payment in 2022-23 for revenue decline in 2020-21.

Special federal transfers for COVID-19 winding down.

Revenue | Fiscal Plan 2022 – 25	111

Federal transfers for health expected to increase to help sustain rising health care costs.

New Canada-Alberta Canada-wide Early Learning and Child Care Agreement to provide $1 billion by 2024-25.

Cost-shared agriculture insurance premiums 20% discount reversed in 2022-23 to replenish the crop insurance fund, after significant withdrawal in 2021-22 for the severe 2021 drought.

nominal GDP growth, or 3%. The forecast assumes the average national nominal GDP growth will exceed 3% in all years, and that Alberta’s share of the national population has and will continue to increase. Alberta’s government allocates significant taxpayer dollars to our health care system, as health cost drivers - population growth and aging, costs of new drugs and technology, and general inflation - are substantial. Alberta is increasing health operating expense by $600 million per year over the next three years, and expects that the federal government will contribute more. Alberta has joined other Premiers in advocating that the federal government increase its share of provincial-territorial health care costs to 35%.

The forecast includes funding for a number of other specific programs:

•	Revenue from labour market agreements for employment and training was boosted $203 million to over $500 million in 2021-22, but resets to annual funding of $322 million beginning in 2022-23;

•	The first Early Learning and Child Care Agreement, started in 2017-18, was extended and supplemented by $56 million for workforce support in 2021-22. The base funding increases by $15 million in 2022-23, to $60 million, and then moves to annual funding of $65 million per year;

•	The new CAELCC, intended to support $10 a day child care, began in 2021-22 with $135 million, and climbs to $1 billion by 2024-25;

•	Transfers for housing, currently about $90 million a year, are being boosted under the new national program, by $32 million in 2022-23, $40 million in 2023-24, growing to $44 million by 2024-25;

•	Revenue and expense under the $1 billion site rehabilitation program are being re-profiled into future years, with $325 million budgeted in 2023-24, subject to federal government approval;

•	Under the 2017-18 $1.3 billion ten-year home care and mental health care agreement, Alberta received $584 million in the first five years, with about 60% devoted to home and community care, and 40% for mental health and addictions services. The agreement is to be renewed; Budget 2022 includes estimated revenue for the first three of the final five years out to 2026-27.

Federal support for infrastructure includes ramping up of Alberta’s share of $3.65 billion under the Investing in Canada Infrastructure Plan (ICIP) and ongoing municipal support under the Community-Building Fund, partially offset by winding down of the Public Transit Infrastructure Fund and Clean Water and Wastewater Fund. Most of the ICIP Public Transit stream funding has been allocated to Edmonton and Calgary LRT projects; $390 million in ICIP funding is being re-profiled from 2021-22 to future years.

Finally, 2022-23 agriculture support transfers are decreasing $253 million, largely due to a $288 million increase in 2021-22, primarily for livestock producers affected by the severe drought. Agriculture support then increases by an average of 6.2% per year, reaching $334 million by 2024-25. The 20% reduction to agriculture insurance premium rates planned for 2021-22 and the next four years, enabled by a healthy balance in the crop insurance fund and implemented in Budget 2021, has been reversed as the 2021 drought required a significant $2.1 billion withdrawal to pay indemnities to producers. This

112	Revenue | Fiscal Plan 2022 – 25

reduced the fund’s balance below the actuarially-determined target, meaning producers, and the Canadian and Alberta governments, have to pay higher premium rates over the next several years to replenish it. Federal government contributions thus increase by $38 million in 2022-23 and $53 million in 2023-24 relative to the previous forecast.

Transfers from Government of Canada

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Canada Health Transfer	4,838	4,959	5,542	5,352	5,825	6,174

Canada Social Transfer	1,744	1,792	1,796	1,868	1,934	2,002

Transfers to SUCH sector	573	582	589	579	581	591

Infrastructure support	434	1,095	1,026	1,293	992	973

Agriculture support programs	298	256	549	296	312	334

Labour market agreements	299	437	502	322	322	322

Can-Ab Canada-wide ELCC	-	-	135	674	830	997

Other transfers	2,346	1,060	1,167	1,670	845	502

Total Federal Transfers	10,532	10,181	11,306	12,054	11,641	11,895

Investment Income

Investment income is forecast at $3.2 billion in 2022-23, a $1.5 billion or 32% decrease from 2021-22. The Heritage and endowment funds have benefitted from a strong surge in global equity markets, both in 2020 and 2021, after markets initially dropped when COVID-19 first emerged. As the forecast assumes market returns will trend back to “normal” rates, as is typical, income tends to decrease in years after above-average returns. In addition, investment income from various funds and accounts, including the crop insurance fund in Agriculture Financial Services Corporation, varies based on fund balances, some of which have declined.

Investment income is estimated to increase by an average of 8% per year between 2022-23 and 2024-25, reaching $3.7 billion. This is mainly from Heritage and endowment fund income growth, and higher net income from loans to local authorities as derivative costs are expected to decline.

Fund Assets / Investment Income

(millions of dollars)

		Investment Income

	Assets as at	2020-21	2021-22		2022-23	2023-24	2024-25

	Mar. 31, 2021	Actual	Budget	Forecast	Estimate	Target	Target

Heritage Savings Trust Fund	16,389	1,521	1,180	3,226	1,976	2,141	2,236

Endowment funds [a]	4,462	367	304	707	440	494	535

Loans to local authorities	15,929	-	149	120	185	290	337

Ag. Financial Services Corp.	5,615	166	156	139	113	120	126

SUCH sector	n.a.	336	274	334	287	291	296

Other [b]	7,813	252	142	134	172	156	169

Total Assets / Inv. Income	50,208	2,643	2,205	4,660	3,173	3,492	3,699

[a]	Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.
[b]

Assets include the cash reserve, pre-borrowing, Alberta Enterprise Corporation and Technology Innovation and Emissions Reduction Fund. Income includes earnings from cash, and from a variety of smaller funds and accounts and student loans.

Heritage Savings Trust Fund and endowment fund investment income estimated at $3.9 billion in 2021-22, but forecast to decrease $1.5 billion in 2022-23 as markets reset to “normal” returns.

Revenue | Fiscal Plan 2022 – 25	113

AGLC gaming net income to improve with economic growth, and cannabis net income turning positive in 2022-23 as legal market now established and mark-up introduced.

ATB Financial net income rebounded strongly in 2020-21 and 2021-22, and now expected to stabilize.

Revenue from Other Sources

Revenue from other sources is forecast at $10.5 billion in 2022-23, an increase of $77 million from 2021-22. Revenue increases by $571 million between 2022-23 and 2024-25, an average of 2.7% per year, to $11.1 billion.

Alberta Gaming, Liquor and Cannabis Commission (AGLC) net income from gaming and lottery activities fell dramatically as casinos and other venues were shut down or had limited access for most of 2020 and parts of 2021. Forecast net income from gaming and lotteries improved during 2021-22 after initially dropping in the summer when health restrictions were extended, while net income from liquor operations has remained weak, and is expected to remain so. In 2022-23, gaming net income increases by $211 million, or 16.8% and then by another $121 million, an average of 2.4% per year, to $1.6 billion in 2024-25. This includes additional revenue from the new online betting platform and airport entertainment centres. Net income from cannabis is expected to turn positive in 2022-23, as a 6% mark-up is now being charged to retailers, offset partially by eliminating the 2% education fee that was being charged. Charging a mark-up was delayed to permit the legal market to become firmly established, and costs of production have been falling.

ATB Financial net income is forecast at $313 million in 2022-23, $107 million lower than in 2021-22. Net income in 2021-22 was expected to rise from 2020-21, but final 2020-21 results were much improved, due mainly to lower credit losses, boosting forecast net income in 2021-22. Economic recovery also has contributed to reduced estimates for 2021-22 credit losses. Net income remains flat going forward, primarily as credit losses stabilize and ATB Financial continues to refine its operations, reaching $318 million in 2024-25.

The Balancing Pool was consolidated in government reporting at year-end 2016-17, as required by the Auditor General, with a $2 billion net liability resulting from the return of various power purchase arrangements reported as negative revenue. As the Pool is required to extinguish its net liability by 2030, it needs to generate sufficient net income over this period to do so. The net liability dropped $763 million in 2017-18, mainly due to re-evaluating the net present value calculation. The Pool lost $113 million in 2020-21, due to lower electricity prices from COVID-19 impacts on activity and demand. Balancing Pool net income is forecast at $112 million per year from 2022-23 to 2024-25, based on continuing efforts to decrease the net liability.

Net income from Alberta Petroleum Marketing Commission (APMC) was negative $2.7 billion in 2019-20, comprising a $2.5 billion provision for an onerous contract related to the Sturgeon Refinery and $156 million operating loss, mainly related to debt toll payments. The government changed the refinery ownership structure during 2021-22, to improve prospects moving forward, saving taxpayers an estimated $2 billion over the life of the refinery. This is primarily from restructuring refinery debt. The net loss forecast in Budget 2021 for 2021-22 was reduced from $570 million to $124 million primarily due to this optimization transaction. The expense provision reported in 2019-20 is being re-evaluated, and may be updated for year-end. Budget 2022 excludes any changes to this non-cash provision, as work to determine the appropriate

114	Revenue | Fiscal Plan 2022 – 25

amount is still ongoing. APMC net income is forecast as a loss of $329 million in 2022-23, much lower than $577 million estimated in Budget 2021. By 2024-25, net income of APMC is expected to be a loss of $247 million.

Post-secondary institution tuition fees are estimated at $1,645 million in 2022-23, an increase of $149 million from 2021-22, as enrolment and fee rates increase. Tuition fees are projected to grow to $1,754 million by 2024-25, with enrolment growth and as institutions move to become more self-sustaining. The MacKinnon Panel recommended that post-secondary institutions explore broader revenue streams to reduce reliance on the government, including asking students to pay a higher proportion for their post-secondary education.

School board and Alberta Health Services (AHS) fees decreased $118 million in 2021-22 from the Budget 2021 estimate, due to intermittent school closures and on-line learning, and lower hospital parking fees and out-of-province patient billings. These fees are expected to recover relatively robustly as pandemic health restrictions unwind, increasing by $80 million in 2022-23, to $661 million, and reaching $723 million by 2024-25.

Other premiums, fees and licences revenue is forecast at $2,184 million in 2022-23, a decrease of $43 million from 2021-22. Timber royalties and fees and lower ATB Financial payment-in-lieu of taxes, from lower net income, are the main reasons for the decline. Timber royalties are $126 million lower in 2022-23 relative to 2021-22. North American lumber prices have been exceptionally strong for the last two years due to unexpected demand increases during the pandemic coupled with initial industry response limiting supply growth, which is re-balancing now. These are partly offset by higher revenue from a number of sources: agriculture insurance premiums, as the significant withdrawal from the crop insurance fund in 2021-22 for indemnity payments due to the severe drought has required reversing the 20% discount in premiums implemented last year; land titles, as the government is temporarily beefing up services to lower the backlog and time to register transactions; and forecast increases in fees as activity picks up with economic growth. Revenue from other premiums, fees and licences revenue stays relatively flat for the next several years, reaching $2,259 million by 2024-25.

School jurisdiction, post-secondary institution (PSI) and health entity (the SUCH sector) sales, rentals and services revenue is expected to rebound also as pandemic restrictions ease, and activity expands with the growing economy. Revenue rises $139 million to $876 million in 2022-23, and to $952 million by 2024-25. Fundraising and donations revenue is not forecast to increase however. These types of revenue are linked to economic conditions, and SUCH sector entities employ a relatively conservative approach to forecasting the revenue.

Compliance payments from large industrial emitters to the Technology Innovation and Emissions Reduction Fund (TIER) jumped $162 million higher in 2021-22 relative to budget, with the rebound in economic activity, higher energy prices and industrial output, as well as decisions regarding offset credit usage versus compliance payments in light of the federal government’s future and ongoing carbon tax increases. Revenue is forecast to decline by $94 million in 2022-23, to $421 million, and remain relatively flat going forward.

Revenue | Fiscal Plan 2022 – 25	115

Alberta government revenue is volatile and unpredictable.

Other notable changes include: a decrease of $55 million in 2022-23 external investment management charges that are based on investment income and billed to clients such as pension plans for their share, reflecting lower forecast investment income, as markets are not expected to continue achieving exceptional returns; an increase of $41 million in fines and penalties as activity returns and grows; a $70 million reduction in refunds of expense, as 2021-22 revenue included a net $56 million increase; increases of $20 million, $30 million and $40 million in each of 2022-23 to 2024-25 from selling housing assets as part of the ten-year affordable housing strategy, with proceeds to be used to fund it.

Revenue from Other Sources

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
AGLC - gaming / lottery	774	1,249	1,257	1,468	1,553	1,589

AGLC - liquor	897	898	862	850	854	861

AGLC - cannabis	(12)	(15)	(11)	7	5	6

ATB Financial	211	193	420	313	313	318

Balancing Pool	(113)	107	94	112	112	112

Alberta Petroleum Marketing Comm.	(1,855)	(570)	(124)	(329)	(223)	(247)

Post-secondary tuition fees	1,323	1,475	1,496	1,645	1,720	1,754

Health / school board fees	543	699	581	661	703	723

Other premiums, fees and licences	2,155	1,959	2,227	2,184	2,183	2,259

SUCH sales, rentals, services	683	894	737	876	932	952

SUCH fundraising, donations, gifts	673	645	640	640	642	647

TIER Fund	463	353	515	421	465	411

Other	1,551	1,504	1,736	1,659	1,677	1,692

Total Revenue fr. Other Sources	7,293	9,390	10,429	10,506	10,936	11,077

Risks

As a small, open economy with a sizeable resource sector, Alberta is highly impacted by developments beyond its borders. Fluctuations in global supply and demand can translate into large price swings for Alberta commodity exports and substantial shifts in corporate investment and economic activity. The uncertainty about the length and severity of the COVID-19 pandemic appears to be dissipating, but the resulting increase in global demand and current geopolitical events have increased prices, causing inflationary concerns, and exacerbated supply-chain issues. Factors such as energy prices, equity markets, exchange and interest rates, geopolitical events, global economic swings and weather add to the uncertainty and challenges for the economy and fiscal planning in Alberta.

Alberta government revenue is much more volatile and unpredictable than the broader economy, especially non-renewable resource revenue, corporate income tax and investment income. Due in large part to the role of resource revenue, Alberta revenue growth has been more than twice as volatile as Ontario, Quebec, and British Columbia since 2000. This clearly makes government fiscal planning challenging.

116	Revenue | Fiscal Plan 2022 – 25

These risks have never been more evident than in the last several years. In 2020-21, when the COVID-19 pandemic shocked the world, crushing economies and activity, the impact was particularly hard on Alberta, and government revenue declined by over $3 billion from 2019-20, and by almost $6 billion from 2018-19, when Alberta’s economy was finally turning the corner from the 2015 global recession and financial market collapse. Revenue in 2021-22 has risen $18.6 billion from 2020-21, and $18 billion from the Budget 2021 forecast. Non-renewable resource revenue, investment income and corporate income tax revenue remain the most volatile revenue source for Alberta.

In order to highlight risks and volatility, alternative forecast scenarios have been presented since Budget 2019. For Budget 2022, the impact on non-renewable resource revenue, income tax and other taxes from low and high scenarios have been developed, and are outlined on pages 88-89 in the Economic Outlook chapter.

Some of the main factors impacting Alberta government revenue and their sensitivities are presented below and on the following page. Sensitivities show the impact of small changes in key variables, holding all else constant.

Global and US Economies

Budget 2022 assumes global economic expansion of 4.4% in 2022, scaling back to 3.8% in 2023, with supply chain disruptions and inflationary pressures hampering growth, and with differing scales of vaccination application. The recent dislocation between energy supply recovery and rapidly-returning demand, coupled with transition to alternative or more “cleanly” produced power, have added volatility. Substantial risks remain. Weaker-than-forecast global growth would harm Alberta’s revenue forecast, as oil prices would remain lower for longer.

Energy Prices

Price forecasts depend on assumptions about demand and supply. Factors influencing demand include beating COVID-19, economic growth in disparate regions around the world, from the US to China to Europe, pipeline or refinery outages, and storage and speculative market activities by traders.

Sensitivities to Fiscal Year Assumptions, 2022-23a

(millions of dollars)

	Change	Net Impact

Oil price (WTI US$/bbl)	-$1	-500

Light-heavy oil price differential (US$/bbl)	+$1	-460

Natural gas price (Cdn$/GJ)	-10c	-10

Exchange rate (US¢/Cdn$)	+ 1c	-445

Interest rates	+1%	-525

Primary household income	-1%	-160

[a]

Sensitivities are based on current assumptions of prices and rates, displaying impacts over a 12 month period. They can vary significantly at different price and rate levels. Energy price sensitivities do not include potential impacts of price changes on land lease sales revenue.

High and low scenarios developed to demonstrate volatility of Alberta government revenue, and Fiscal Plan risks.

Energy price forecasts influenced by private sector energy analysts.

Revenue | Fiscal Plan 2022 – 25	117

Historically-low interest rates expected to begin rising.

On the supply side, the level and duration of compliance with production cuts by OPEC and several non-OPEC members is critical, in addition to the response by US producers. Other factors include investment and drilling decisions by other producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, or simple weather-related production disruptions.

Interest Rates

Interest rates remain at historic lows, as nations tried to support economies hammered by COVID-19, but they are expected to rise, particularly as pent-up demand and energy fundamentals spike inflation. Lower rates generally help government investment income. While short-term investments perform poorly, the market value of bonds with higher rates increase. Lower rates also typically encourage business investment, economic activity and consumer spending. Rising rates pose risks for indebted households, consumer spending and the government. With significant improvement to the government’s forecast fiscal situation, substantially less - in fact none in 2022-23 - borrowing is planned. This should alleviate risk around likely higher rates in the near future, which would make borrowing or refinancing of debt more expensive.

Exchange Rates

A stronger Canadian dollar decreases the value of exports and the demand for exports priced in Canadian dollars. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings.

Equity Markets

Equity markets can be affected by a wide range of factors, such as the strength of the US, European and developing economies, or fluctuations in commodity prices and interest rates. Alberta has significant assets invested globally. Forecast investment income is based on long-term expected rates of return, which have been quite strong for the last several years.

Net Corporate Operating Surplus

Corporate profits in Alberta were hit hard in 2020, but bounced back exceptionally in 2021. It is difficult to predict how net corporate operating surplus translates to corporate income tax revenue. Taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses which can be carried forward or back and affect corporate income tax revenue for years.

118	Revenue | Fiscal Plan 2022 – 25

Alberta’s Resource Revenue Royalty Structure

The Alberta government has substantial non-renewable resource revenue (NRR), including royalties from bitumen, crude oil, natural gas and by-products and coal, as well as revenue from bonuses and sales of Crown leases, and rentals and fees.

Alberta’s royalty regimes follow a concession system where mineral rights are owned by the Crown. Companies earn the right to explore mineral rights through land sale auctions, and then pay royalties to the Crown for a share of the resulting production. The share is calculated by applying a royalty formula, which is unique to each commodity.

•	The generic oil sands royalty regime is based on the revenue of individual projects. The royalty rate is determined by oil prices and whether the project is in pre- or post-payout. Royalty rates are calculated based on the West Texas Intermediate (WTI) oil price expressed in Canadian dollars. An oil sands project reaches payout when its cumulative revenue exceeds its cumulative eligible costs for the first time. Prior to payout, royalties are 1–9% of gross revenue, while after payout, they are the greater of 1–9% of gross revenue or 25–40% of net revenue.

•	Royalties for natural gas and by-products, and conventional oil, are well-based, and are calculated based on two systems: the former Alberta Royalty Framework (ARF), and the current Modernized Royalty Framework (MRF). Since January 2017, new wells drilled pay under MRF, while most producing wells drilled before then pay under ARF (scheduled to fully transition to MRF by end of 2026). The MRF regime is a revenue minus cost system similar to the oil sands regime, but with a standardized cost (C*) based on an industry average to drill and complete a well. This benefits companies that reduce costs below the industry average. MRF also has a payout feature where pre-payout wells pay a lower royalty rate which increases once the well has recovered its C* costs.

Three main factors drive royalty revenue: price, cost to produce, and quantity. The exchange rate is also a driver as most commodities are priced in US dollars. Energy prices, like prices for other goods, are determined by supply and demand. The Alberta government uses information and advice from energy analysts, and compares the forecast with those from investment houses, banks and private forecasters.

•	The most important oil prices to Alberta are WTI and Western Canadian Select (WCS). WTI is the North American price benchmark for light sweet crude oil, which broadly captures global oil pricing trends. WCS is the Western Canadian price benchmark for heavy oil - a heavy Alberta-produced crude composed largely of bitumen blended with diluents. Alberta oil prices trade at a differential to WTI to reflect local market fundamentals, adjustments in quality relative to WTI, and transportation costs.

•	The most important natural gas and natural gas liquid prices are: Henry Hub, AECO, Alberta Reference Price (ARP) and natural gas liquid prices. Henry Hub is the US and North American price benchmark for natural gas, while AECO is the Western Canadian price benchmark. ARP is the monthly weighted average field price of all Alberta natural gas sales, and is used to calculate royalties. Natural gas by-product or liquid prices, such as propane, butane, and pentanes plus, closely follow WTI prices but with regional discounts reflecting local supply and demand fundamentals. Alberta natural gas prices have remained depressed and volatile, while natural gas by-product prices have provided some relief to natural gas operators as they follow WTI prices.

Bitumen production and costs are based on project forecasts submitted annually by oil sands operators, and compared with internal and external forecasts for reasonableness. Forecasts for conventional oil and natural gas production use Alberta Energy Regulator estimates, current market trends and industry activity. Costs are based on C* (the industry average).

All these drivers can impact payout status, affecting royalties dramatically. This is especially the case for bitumen. Changes to project costs or revenue may delay pre-payout projects from reaching post-payout status and paying higher royalties on net revenue, while royalties from post-payout projects could be much lower, especially if they are pushed into paying based on gross revenue.

Revenue | Fiscal Plan 2022 – 25	119

BLANK PAGE

120	Revenue | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA  |  2022–25

Fiscal Plan

Expense

Note: Amounts presented in tables may not add to totals due to rounding.

122	Expense | Fiscal Plan 2022 – 25

Expense

Laying the Foundation for Growth

For the past two years, Alberta’s government has been focused on protecting the lives and livelihoods of Albertans and Alberta businesses from the impacts of COVID-19. The response to the pandemic brought to light some key challenges in the province, such as the capacity in our health care system and labour shortages in key sectors of the economy. Budget 2022 makes investments to address these challenges and continues to demonstrate Alberta’s commitment to economic growth and providing a high standard of living for all Albertans. Even through the great challenge of responding to the pandemic, Alberta’s government remained committed to good financial management and fiscal prudence. Budget 2022 demonstrates progress on addressing recommendations from the MacKinnon Panel Report related to spending.

In 2022-23, spending on COVID-19 and related economic recovery begins to taper off with the focus turning to economic growth. Spending on “regular” operating expense is increasing by $1.1 billion from the 2021-22 forecast, and will increase modestly over the following two years. These targeted increases fund important investments in health care, education, economic growth initiatives and other programs and services that Albertans rely on. In addition, new spending under the Canada-Alberta Early Learning and Child Care agreement will proceed with $666 million in 2022-23 and grow to nearly $1 billion by 2024-25.

Health Care Capacity

Budget 2022 provides targeted funding to provide additional health care capacity on a permanent basis, including adding new ICU beds, to ensure the health care system can respond to future system-wide challenges. This budget invests in strategic priorities to reduce wait times and improve healthcare outcomes, Community Care, Continuing Care and Home Care programs, mental health and addictions supports, Emergency Medical Services and more. In 2022-23, a $750 million COVID-19 Contingency is included to address the surgical backlogs caused by the COVID-19 pandemic and additional costs required in response to the COVID-19 pandemic.

Alberta at Work

Alberta’s government responded swiftly to address the economic impacts of the pandemic through Alberta’s Recovery Plan. The plan supported important initiatives like the acceleration of the Job Creation Tax Cut, launch of the Innovation and Employment Grant, implementation of the Alberta Jobs Now Program and a number of sector-specific strategies aimed at diversifying the economy and creating jobs. While Alberta’s Recovery Plan laid the foundation for Alberta’s economic recovery, the recovery has been uneven and there remain challenges such as labour shortages in key sectors, youth unemployment, long-term unemployment, and barriers to entry for underrepresented groups.

Expense | Fiscal Plan 2022 – 25	123

Budget 2022 includes strategic investments for the Alberta at Work initiative, with over $500 million in operating expense funding over the next three years. Alberta at Work seeks to assist Albertans – no matter where they are on their career path – in participating in the labour market with jobs that support their aspirations and improve their lives. New, strategic investments build on existing strengths, such as our world-class K-12 education system, universities and colleges that are consistently ranked among the best in the world, and other career, employment and income support services, to ensure that Albertans have access to meaningful support throughout their careers. This includes:

•	Creating a new program for non-repayable support to low-income students in qualified high-demand programs;

•	Expanding capacity in targeted areas of the adult learning system;

•	Supporting skills development and training and other career, employment and income support services to assist Albertans in finding and maintaining employment;

•	Investments that support advancing an existing career through reskilling and upskilling opportunities; and

•	Funding to attract workers and investment to the province.

Fiscal Management

Even through responding to the unprecedented COVID-19 pandemic, Alberta’s government remained committed to responsible and sustainable fiscal management. Alberta’s government established fiscal anchors, including keeping net debt to GDP under 30 per cent, bringing per capita spending in line with other provinces and after the pandemic, re-establishing a timeframe to balance the budget. Budget 2022 shows that Alberta’s government has held firm to these fiscal anchors.

In 2019, the MacKinnon Panel Report found Alberta’s per capita spending was the highest in Canada and despite the higher levels of funding, the outcomes were not any better, and in some instances were worse than other provinces. Since then, Alberta’s government has been working to align per capita spending with Canada’s largest provinces while also improving outcomes. Budget 2022 keeps “regular” operating expense increases below population growth and inflation. As a result, Alberta is expected to fall within the projected per capita spending range of the 3-province (British Columbia, Ontario and Quebec) average in 2022-23. In Budget 2022, operating expense increases primarily support health, kindergarten to post-secondary education, and social services while targeting supports to address unemployment as outlined in the table below.

124	Expense | Fiscal Plan 2022 – 25

Budget 2022 – Expense Summary

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Operating Expense:

Health	20,285	21,418	21,503	22,018	22,618	23,218

Kindergarten to Post-Secondary Education

Kindergarten to Grade 12	7,707	8,248	8,252	8,390	8,517	8,549

Post-Secondary	5,132	5,044	5,233	5,444	5,521	5,619

Social Service Ministries	7,139	7,623	7,523	7,820	7,876	7,990

Other Ministries / Legislative Assembly	5,941	5,948	6,477	6,462	6,412	6,425

Operating Expense (excl. COVID-19 / Recovery Plan, CAELCC, CBR)	46,205	48,280	48,988	50,134	50,944	51,801

Canada-Alberta Early Learning and Child Care (CAELCC) Agreement	-	-	134	666	823	992

Capital Grants (excl. COVID-19 / Recovery Plan)	1,752	2,608	2,203	2,148	2,427	2,597

Amortization / Inventory Consumption (excl. COVID-19) / Loss on Disposals	3,659	4,009	3,753	4,057	4,161	4,182

Debt Servicing	2,486	2,764	2,401	2,662	2,754	2,837

Pension Provisions	(282)	(369)	(363)	(289)	(299)	(309)

Expense (excl. COVID-19 / Recovery Plan, Contingency, CBR)	53,820	57,294	57,116	59,378	60,810	62,100

COVID-19 / Recovery Plan - Operating Expense	4,059	919	2,636	687	474	153

COVID-19 / Recovery Plan - Capital Grants / Inventory Consumption	1,051	229	900	281	168	148

Contingency - COVID-19	-	1,250	-	750	-	-

Contingency - Recovery Plan	-	500	213	-	-	-

Contingency and Disaster and Emergency Assistance	721	750	3,109	1,000	750	750

Crude-by-rail provision (CBR)	443	976	925	-	-	-

Total Expense	60,099	61,918	64,899	62,096	62,202	63,151

In conjunction with the progress on per capita spending, and an economic rebound that far exceeded expectations and strengthening oil prices, Budget 2022 shows surpluses of $0.5 billion in 2022-23, $0.9 billion in 2023-24 and $0.7 billion in 2024-25, demonstrating that Alberta’s government has a plan to balance the budget. This is the most important step in slowing, and ultimately reversing, the growth of Alberta’s debt and debt servicing costs, and reducing the burden to taxpayers.

Health

The Ministry of Health is responsible for the delivery of health services to all Albertans and is working towards building a more resilient and sustainable health care system. Alberta is investing $100 million per year in targeted funding in Budget 2022 to provide additional health care capacity on a permanent basis, including adding new ICU beds, to ensure the health care system can respond to future pandemics and other system-wide health challenges, while improving health outcomes.

Budget 2022 provides $22 billion for Health operating expense in 2022-23, an increase of 2.4 per cent, or $515 million, from 2021-22, excluding the costs relating to COVID-19. Operating expense will further increase by 2.7 per cent in each of 2023-24 and 2024-25. Budget 2022 includes record-high health care investment to support increasing health care costs from an aging and growing

Expense | Fiscal Plan 2022 – 25	125

population, inflation, and the COVID-19 pandemic impacts. The funding that the federal government provides for health care needs to keep in pace with the escalating costs. Alberta, like all provincial and territorial governments, has called on the federal government for a renewed and reinvigorated partnership for sustainable health care funding. For the health system to be sustainable, a significant long-term increase from the federal government is needed. Alberta’s government has made this investment on the assumption that the Canada Health Transfer is increasing, accordingly. By imposing short-term targeted funding, the federal government constrains provinces and territories to take action in areas that may not be the areas of most urgent need for their citizens. Alberta is already working to address immediate challenges facing our health care system and to achieve longer-term improvements.

The ministry is doing its part by continuing to improve efficiencies and monitor costs, maintaining fiscal responsibility in order to bring per capita spending closer to comparator provinces. As shown in the table below, Alberta is on the right trajectory, with significant convergence in our per capita spending versus comparator provinces.

Alberta Health Care Spending Per Capita vs Comparator Provinces

	AB	BC	ON	QC	Avg (BC, ON, QB)
Health per capita spending (2020-21)	$5,575	$5,403	$5,421	$5,763	$5,529

Difference (versus average)	$46	$(126)	$(108)	$234

Population (in millions)	4.42	5.16	14.74	8.58

Total health spending difference from average (in billions)	$0.20	$(0.65)	$(1.60)	$2.01

There are significant differences in Health Program delivery across provinces. To improve comparability across jurisdictions, provincial / local consolidated Statistics Canada data are utilized in this comparison.

2020-21 government spending in all provinces was highly impacted by the COVID-19 pandemic, particularly in area of health, affecting data comparability.

COVID-19 Pandemic Response

The ministry continues to manage the COVID-19 pandemic with community providers and the acute care system under continuous strain. Alberta has taken significant steps to protect Albertans against highly transmissible COVID-19 variants through health system surge capacity, providing free rapid test kits, increasing access to vaccines and reducing vaccine hesitancy. Health operating expense for the COVID-19 pandemic response is forecast at $1.4 billion in 2021-22, with an additional $427 million in inventory consumption for personal protective equipment, rapid test kits and testing supplies. Operating expense includes the costs attributed to contact tracing and testing, support for continuing care operators, additional staff and hospital utilization, vaccine deployment and other incremental operating costs. While the long-term implications of COVID-19 on the health care system are still to be determined, health costs for the COVID-19 pandemic in 2022-23 will be addressed through the COVID-19 Contingency. This includes fully addressing the surgical backlog in 2022-23 resulting from the impact of the pandemic.

126	Expense | Fiscal Plan 2022 – 25

Alberta Health Services

The AHS operating budget will increase to nearly $15.1 billion in 2022-23, a $476 million, or 3.3 per cent increase from the 2021-22 forecast, excluding COVID-19 costs. Strategic priorities, such as the Alberta Surgical Initiative and the CT and MRI Access Initiative, will fulfill Alberta’s commitment to reduce wait times and improve healthcare outcomes for Albertans. Despite the pandemic, record volumes of surgeries were completed in Chartered Surgical Facilities (CSFs) in 2021-22 and will further increase in 2022-23. CSFs free up capacity in hospitals and reduce wait times. Alberta’s government has launched a provincial Emergency Medical Services (EMS) advisory committee to provide immediate and long-term recommendations that will inform a new provincial EMS service plan, while AHS is rolling out a 10-point plan to quickly add EMS capacity. Budget 2022 includes $64 million more for EMS to address capacity needs and other pressures within this system. As part of the AHS Review, AHS and Alberta Precision Laboratories have reached an agreement for DynaLIFE Medical Labs to deliver community laboratory services across the province, beginning July 1, 2022. Savings realized through the DynaLIFE contract will be re-invested in AHS’ core front-line healthcare services.

Physician Compensation and Development

Budget 2022 maintains the planned level of spending on physicians at $5.5 billion per year (including grants to post-secondary institutions for academic medicine – reported in Advanced Education). Alberta’s government and the Alberta Medical Association (AMA) are exploring a return to formal negotiations toward a new provincial agreement. In the interim, Alberta’s government and the AMA are acting on high-priority health care system issues such as the COVID-19 response. On January 1, 2022, Alberta implemented two high-priority changes to recognize the value of physician time in patient care, balancing payments for virtual and in-person options to allow physicians to choose the best mode of care delivery without having to worry about compensation. Interest-based negotiations is the next phase, where Alberta’s government and the AMA will address common interests such as quality of care, health care system sustainability, and stability of physician practices.

Alberta recently announced the Rural Education Supplement and Integrated Doctor Experience (RESIDE) program, which will provide $6 million to 60 new family physicians in total, over the next three years, to attract physicians to practice in 15 identified rural or remote communities of need. Through a number of programs, Alberta’s government is spending approximately $90 million per year to address rural physician recruitment and retention.

Care in the Community

Budget 2022 includes nearly $3.7 billion for Community Care, Continuing Care and Home Care programs, an increase of $219 million or 6.3 per cent from the 2021-22 forecast. A total of 1,515 new continuing care beds (long-term care, designated supportive living and mental health beds, as well as mental health and adult day program spaces) will open in 2022-23. Many of these new beds are pursuant to a Request for Expression of Interest and

Expense | Fiscal Plan 2022 – 25	127

Qualifications process managed by AHS. Additional funding for Home Care will support more Albertans to stay healthy and independent, connected with their social supports, and remain in their own homes for as long as possible. Home Care is an effective, efficient, and client-centred program that reduces the need for more intensive forms of care.

Budget 2022 will fulfill Alberta’s commitment to provide $20 million over four years to improve access to palliative care and caregiver support for Albertans and their families. This includes addressing the four priority recommendations in the Advancing Palliative and End-of-Life Care in Alberta final report, providing earlier access to care upon diagnosis, as well as additional education and training, community services and supports, and research and innovation.

Mental Health and Addictions

In Budget 2019, Alberta committed $140 million over four years to ensure Albertans have access to a continuum of high quality care and supports as Alberta responds to an increase in mental health and addictions issues. Currently Alberta spends approximately $1 billion on mental health and addictions and Budget 2022 invests an additional $20 million to further implement a recovery-oriented system of care that will offer a coordinated network of community based services and supports that is person-centered and builds on the strengths and resilience of individuals, families and communities.

Drugs and Supplemental Health Benefits

Budget 2022 includes funding of $2 billion, an increase of $110 million, or 5.7 per cent, from 2021-22. The Seniors Drug Benefits program is the largest component of this suite of programs, with $674 million budgeted in 2022-23, supporting over 700,000 seniors.

Ministry of Health – Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	60	61	61	63	63	63

Physician Compensation and Development	4,914	5,271	5,386	5,351	5,380	5,380

Drugs and Supplemental Health Benefits	1,850	1,948	1,923	2,033	2,076	2,142

Population and Public Health	600	628	591	661	704	726

Acute Care	3,688	3,784	3,852	3,881	4,003	4,184

Continuing Care	1,145	1,207	1,207	1,223	1,256	1,315

Emergency Medical Services	501	523	513	587	615	622

Community Care	1,488	1,620	1,597	1,719	1,750	1,847

Home Care	651	731	669	750	823	856

Diagnostic, Therapeutic and Other Patient Services	2,402	2,404	2,441	2,457	2,595	2,710

Administration	470	483	467	513	533	537

Support Services	1,864	1,963	2,023	1,992	2,069	2,098

Information Technology	572	677	654	672	633	618

Research and Education	72	101	101	106	106	109

Cancer Research and Prevention Investment	8	18	18	11	11	11

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	20,285	21,418	21,503	22,018	22,618	23,218

COVID-19 / Recovery Plan	1,093	-	1,365	10	-	-

Total Operating Expense	21,378	21,418	22,868	22,028	22,618	23,218

128	Expense | Fiscal Plan 2022 – 25

Kindergarten to Post-Secondary Education

Education – K–12

The Ministry of Education provides leadership, direction, and oversight in the delivery of a student-centered education system that promotes the success of students, and provides assurance to the public.

The ministry’s operating expense forecast for 2021-22 is an increase of $42 million from Budget 2021 that primarily reflects funding for students to overcome learning disruptions due to COVID-19 through targeted learning supports.

Support to the Education System

(millions of dollars)

	2020-21 Actual	2021-22 Budget Forecast		2022-23 Estimate	2023-24 Target	2024-25 Target

Department of Education Funding to School Jurisdictions A	7,408	7,528	7,580	7,670	7,798	7,829

Department of Education Operations B	82	93	91	93	93	93

Department of Education Funding and Operations	7,491	7,621	7,671	7,763	7,890	7,922

School Jurisdictions funded from Own-Source / Reserves	266	627	627	627	627	627

One-time Federal Government funding for COVID-19	199	99	91	13	-	-

Total Support to the Education System	7,956	8,347	8,389	8,403	8,517	8,549

A	Includes Education Property Tax revenue received directly by opted-out School Authorities and Curriculum Implementation funding
B	Includes Curriculum Implementation Resource Development

Budget 2022 provides an increase of more than $700 million over the next three years to support teachers, address cost pressures, and recognize enrolment growth. The increase of 1.7 per cent in operating expense in 2022-23 will ensure funding for the required number of teachers and support staff, address increases in property and vehicle insurance premiums, to support schools in maintaining enhanced cleaning protocols, and to mitigate the impacts of the COVID-19 pandemic on student learning. Targeted funding of $30 million in 2022-23 and $40 million in each of the following two years will enable schools to support students experiencing academic challenges and create school environments supporting student well-being and mental health. Access to specialized services will be expanded to home education families through a new program to ensure all children in Alberta, regardless of educational choice, receive the supports they need to be successful. Ventilation improvement projects will be supported with $13 million in 2022-23 for the School Safe Indoor Air initiative.

Budget 2022 also provides $191 million over the next three years for curriculum updates across all subject areas for Kindergarten to Grade 12. In 2022-23, $59 million will be invested in teacher professional learning and quality teaching and student resources, both critical for delivering updated curriculum and preparing students for the future. The curriculum will have renewed focus on literacy, numeracy and practical skills giving students a strong foundation of essential knowledge to support future learning and prepare youth for the

Expense | Fiscal Plan 2022 – 25	129

jobs of tomorrow. Students in junior high and high school will benefit from an investment of $3 million over the next three years in a financial literacy initiative giving them financial knowledge for today’s world.

Alberta students have access to work-based learning and post-secondary credential opportunities in high school that bridge them to careers, trade designations and jobs. Education will expand opportunities for vocational education with focused programming in both the skilled trades and field of STEM (science, technology, engineering and mathematics) under the Alberta at Work initiative. Through this initiative, Education will develop and expand collegiate programs and charter schools, with particular attention on opportunities in the trades which will deliver on Alberta’s promised support to the collegiate model. This is expected to focus on expanding opportunities in the trades, work that will be led by Advanced Education but will be integrated with the K-12 system. To support these efforts, $25 million has been allocated over the next three years.

Ministry of Education – Operating Expense

(millions of dollars)

	2020-21 Actual	2021-22 Budget Forecast		2022-23 Estimate	2023-24 Target	2024-25 Target

Ministry Support Services	7	6	6	6	6	6

Instruction - Early Childhood Service to Grade 12	5,959	6,427	6,428	6,553	6,663	6,688

Operations and Maintenance	738	734	734	737	739	739

Student Transportation	315	377	377	386	392	392

School Facilities	11	6	9	6	6	6

Governance and System Administration	265	276	276	276	276	276

Program Support Services	89	109	109	109	109	109

Accredited Private Schools and Early Childhood Service Operators	324	314	314	317	326	333

Sub-Total Operating Expense (before COVID-19/Recovery Plan)	7,707	8,248	8,252	8,390	8,517	8,549

COVID-19 / Recovery Plan	248	99	136	13	-	-

Total Operating Expense	7,956	8,347	8,389	8,403	8,517	8,549

Advanced Education

The Ministry of Advanced Education oversees Alberta’s adult learning system, which provides Albertans the training and education opportunities they need to secure rewarding careers in the current and future labour market. Through Advanced Education’s investments in people, infrastructure, and research capacity, the post-secondary sector helps drive job creation, innovation, and the development of skilled and adaptive workers who contribute to the growth and prosperity of the Alberta economy.

The ministry’s operating expense forecast for 2021-22 of $5.3 billion reflects an increase of $195 million from Budget 2021 primarily in Post-Secondary Institutions’ (PSI) spending. This is mainly due to costs from new labour agreements, and increases in the Provision for Future Costs of Student Loans as a result of eliminating the loan subsidy provision and applying a new default rate calculation in 2020.

130	Expense | Fiscal Plan 2022 – 25

Post-Secondary Institutions - Funding Sources

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Operating Expense funded by Government of Alberta	2,516	2,363	2,375	2,379	2,327	2,329

Operating Expense funded by Own-Source / Reserves	2,084	2,250	2,411	2,635	2,703	2,799

Total PSI Operating Expense	4,600	4,613	4,786	5,014	5,030	5,128

Operating Expense funded by Own-Source / Reserves	45%	49%	50%	53%	54%	55%

The Mackinnon Panel Report recommended PSIs achieve a revenue mix comparable to those of British Columbia and Ontario, including less reliance on government grants and more funding from tuition and alternative revenue sources. In Alberta, own-source revenue for PSIs is forecasted to cover 50 per cent of PSI operating expense in 2021-22 and, by 2024-25, this will rise to 55 per cent.

The Alberta 2030: Building Skills for Jobs strategy, released in 2021-22, is a transformational vision and new direction of working for Alberta’s higher education system. This 10-year strategy will develop a highly skilled and competitive workforce, strengthen innovation and commercialization of research, and forge stronger relationships between employers and post-secondary institutions. The post-secondary system, guided by the Alberta 2030 strategy, plays a vital role in diversifying and growing Alberta’s economy; developing, attracting and retaining talent; strengthening innovation and commercialization of research; and building partnerships between employers, institutions and industry.

Ministry of Advanced Education – Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	9	7	8	7	7	7

Program Delivery Support	69	72	73	73	75	67

Support for Adult Learning	82	75	78	87	85	87

Student Aid	296	189	209	225	235	241

Foundational Learning Supports	77	92	89	92	93	93

Post-Secondary Operations	4,600	4,608	4,776	4,959	5,025	5,123

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	5,132	5,044	5,233	5,444	5,521	5,619

COVID-19 / Recovery Plan	8	12	17	62	5	5

Total Operating Expense	5,141	5,055	5,250	5,506	5,526	5,624

Expense | Fiscal Plan 2022 – 25	131

Under the Alberta at Work initiative, Advanced Education is investing in targeted enrolment growth in specific areas to foster economic growth, including technology, veterinary medicine, agriculture, financial services and aviation. Other investments will support the expanding apprenticeship programs; micro-credential courses; innovation initiatives; and providing grants to individuals to access education and skills programs. These actions will ensure that anticipated demand in key sectors is met.

Support for Vulnerable Albertans

Children’s Services

The Ministry of Children’s Services is committed to the safety, well-being and development of children and youth. Through early learning, childhood development, intervention services and youth transition programs, the ministry works to provide children, youth and families the support they need to thrive and help create economically vibrant, growing communities.

The ministry’s 2021-22 forecast includes $15 million in re-allocated funding to help child care providers with COVID-19 costs and an additional $134 million in funding for the Canada-Alberta Early Learning and Child Care agreement. The operating expense budget, excluding the Canada-Alberta Early Learning and Child Care agreement, for Children’s Services is $1.7 billion in 2022-23.

Child care is essential for supporting Alberta’s workforce and economic growth. Access to high-quality, affordable child care allows parents to participate in training, education or the workforce. The recently signed made-in-Alberta federal-provincial child care agreement will expand affordable and high quality child care to offer Alberta’s families choices and flexibility. The agreement will support economic growth through the creation of approximately 42,500 new child care spaces. The Canada-Alberta Early Learning and Child Care agreement will provide $666 million in operating expense funding in 2022-23 for a total of over $2.6 billion dollars by 2024-25 to enhance the affordability, accessibility, inclusivity and quality of licensed child care programs. The investment will lower child care fees for Alberta’s parents by half, on average, by early 2022 and to an average of $10 per day per child by 2026. Investments are also being made into Alberta’s Early Learning and Child Care workforce, with funds for professional development, training, supports for staff to obtain higher certification levels and wage top-ups to help recruit and retain highly skilled educators. This support will help ensure the high quality, inclusive and culturally appropriate child care that parents expect.

Through Youth in Transition programs, the ministry provides services and supports to youth and young adults to facilitate a successful transition from receiving services in care to adulthood. Youth in Transition programs include social and emotional supports, financial agreements, tuition and living expenses for youth pursuing post-secondary education.

132	Expense | Fiscal Plan 2022 – 25

The ministry collaborates with other ministries, other levels of government, agencies, civil society organizations, First Nations, Inuit, Metis and urban Indigenous communities to promote healthy families and communities. Children’s Services is committed to keeping Indigenous children and families together whenever safely possible, and connected to family, culture and community.

Work is also underway with partner ministries and communities to combat human trafficking as it relates to child intervention. Children’s Services is currently exploring potential options in response to the Human Trafficking Task Force Report recommendations and participates in a cross-ministry Human Trafficking Working Group led by Justice and Solicitor General.

Ministry of Children’s Services – Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	6	6	6	6	6	6

Child Intervention	796	841	841	843	842	842

Child Care	238	388	374	403	408	408

Early Intervention Services for Children and Youth	128	128	128	124	124	124

Indigenous Partnerships and Strategic Services	7	10	9	10	10	10

Alberta Child Benefit	48	-	-	-	-	-

Alberta Child and Family Benefit	219	345	345	335	325	325

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	1,443	1,717	1,702	1,722	1,715	1,715

COVID-19 / Recovery Plan	147	-	15	-	-	-

Total Operating Expense	1,590	1,717	1,718	1,722	1,715	1,715

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Canada-Alberta Early Learning and Child Care Agreement	-	-	134	666	823	992

Community and Social Services

The Ministry of Community and Social Services supports communities in providing services to Albertans that have disabilities, face homelessness, or require access to women’s shelters and other social services supports. The ministry provides employment services and financial supports to help Albertans find jobs and live independently.

The ministry’s 2021-22 forecast is $109 million lower than Budget 2021 due to lower demand for income support programs, partially offset by a $34 million increase in COVID-19 supports. These supports include critical worker benefit for essential workers, and funding for women’s and homeless shelters. The ministry’s operating expense is $3.9 billion in 2022-23, increasing by 3 per cent to $4 billion by 2024-25.

As a result of the COVID-19 pandemic, Community and Social Services has seen temporary lower demand for income support programs due to clients accessing federal pandemic related benefits. During the COVID-19 pandemic, the ministry has partnered with homeless-serving agencies in the community to expand their services to make sure all individuals can access basic necessities. Through its regular Homeless Support and Outreach Services’ operations, the

Expense | Fiscal Plan 2022 – 25	133

ministry will continue to provide $193 million in 2022-23 towards services and supports to women’s shelters and Albertans experiencing homelessness. To help promote healthy relationships and support Albertans leaving domestic violence and abuse, almost $14 million will be provided for sexual assault services and approximately $5 million will be provided for Family Violence Prevention programs in 2022-23.

The ministry will provide $106 million in 2022-23 for Career and Employment Services to assist Albertans in finding employment by providing access to career, workplace and labour market information that identifies training opportunities. Budget 2022 includes $30 million over two years to provide enhanced employment supports to Albertans, including income support clients as part of Alberta at Work. The ministry expects to provide career and employment services to help enhance employability of approximately 10,000 new and existing clients and manage demand on income support programs.

The ministry provides financial support, health benefits, daily living and other community supports for Albertans with disabilities. The ministry has committed $5 million in 2022-23 to continue building on successful partnerships and supporting employment opportunities for Albertans with disabilities.

The Family and Community Support Services program, which supports communities through preventative social services that help enhance Albertans’ well-being and increase their emergency preparedness abilities, is maintained at $100 million each year. Community and Social Services is also providing $6 million for the Civil Society Empowerment Fund to continue partnerships with non-profit organizations and charities to address pressing social challenges and help to support strong, resilient, violence-free communities.

Ministry of Community and Social Services – Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	16	15	15	15	15	15

Employment and Income Support	759	852	747	813	762	763

Assured Income for the Severely Handicapped	1,314	1,359	1,328	1,371	1,445	1,513

Disability Services	1,262	1,331	1,322	1,392	1,399	1,423

Homeless and Outreach Support Services	200	193	200	193	193	193

Community Supports and Family Safety	141	137	132	138	132	132

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	3,691	3,887	3,744	3,923	3,946	4,039
COVID-19 / Recovery Plan	82	-	34	-	-	-

Total Operating Expense	3,773	3,887	3,778	3,923	3,946	4,039

Justice and Solicitor General

The Ministry of Justice and Solicitor General helps ensure that all Albertans can live in safe and secure communities while having access to a fair and innovative justice system where the rule of law is upheld and government undertakings are administered according to law.

134	Expense | Fiscal Plan 2022 – 25

The ministry’s operating expense forecast for 2021-22 is $1.4 billion, an increase of $99 million from Budget 2021. This is mainly due to RCMP collective agreement costs and increased costs for Alberta Sheriffs, Correctional Services, and Court and Justice Services due to costs from new labour agreements, and increased costs and delays in implementing savings initiatives due to the COVID-19 pandemic.

The ministry will deliver new and enhanced online services and digital platforms to better meet the needs of citizens, court users and the judiciary as the justice system modernization continues. In their commitment to protecting Albertans and their interests, the ministry continues to study new and innovative approaches to policing, including the feasibility of a provincial police service. Through the Rural Alberta Provincial Integrated Defense Response program, the ministry has expanded the authorities of Fish and Wildlife and Traffic Sheriffs to respond to calls and assist the RCMP in emergency situations. In addition, the Alberta Law Enforcement Response Teams will continue to combat serious and organized crime. Efforts to recruit 50 new Crown Prosecutors and additional support staff continue which will ensure criminal matters are dealt with in a timely and appropriate manner. Further, the ministry is assessing the current victim service delivery model to ensure proper supports are provided to victims of crime. Funding for Alberta Security Infrastructure Program (ASIP) Grant, to fund security and minor infrastructure improvements to facilities that serve communities at risk of hate or bias-motivated crimes or incidents, increases to $5 million starting in 2022-23.

Work is also underway with partner ministries and stakeholders to lead Alberta’s Nine-Point Action Plan to Combat Human Trafficking. Justice and Solicitor General is leading Alberta’s response to the Human Trafficking Task Force Report recommendations, including a cross-ministry Human Trafficking Working Group.

Ministry of Justice and Solicitor General - Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	15	14	15	15	15	15

Court and Justice Services	193	190	204	215	214	214

Legal Services	44	40	40	46	46	46

Alberta Crown Prosecution Services	102	99	99	99	99	99

Strategy, Support and Integrated Initiatives	153	145	149	151	169	176

Alberta Human Rights	6	7	7	7	7	7

Public Security	534	521	569	596	611	610

Correctional Services	290	267	292	284	284	284

Victims of Crime and Public Safety Fund	56	63	70	63	63	63

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	1,394	1,346	1,445	1,475	1,508	1,514

COVID-19 / Recovery Plan	5	-	-	-	-	-

Total Operating Expense	1,399	1,346	1,445	1,475	1,508	1,514

Expense | Fiscal Plan 2022 – 25	135

Seniors and Housing

The Ministry of Seniors and Housing provides programs and services to assist seniors and promote their safety and well-being. The ministry also supports the development of affordable housing and ensures Albertans in need have access to housing options.

The ministry’s 2021-22 operating expense forecast is $664 million, a $9 million decrease from Budget 2021, primarily due to lower than forecasted demand in the Alberta Seniors Benefit program and in the Supplementary Accommodation Benefit program. The decrease in demand is mainly due to seniors accessing pandemic related federal supports and reduced uptake in long-term care beds. Some of the unspent funding from these programs has been redirected to support seniors’ lodges to meet COVID-19 public health orders and to provide personal protective equipment and cleaning supplies along with additional staffing to support one of the hardest hit demographics.

Population Projection for Alberta Seniors

65 years and over (2022-2038)

Alberta’s senior population is projected to grow to over 1 million by 2035, and financial assistance caseloads are also expected to increase. Budget 2022 reflects this growth and the importance of effective and sustainable supports for seniors’ health and well-being by maintaining financial supports for those most in need. Compared to other provinces, Alberta has one of the lowest poverty rates among seniors.

Budget 2022 commits to maintaining seniors financial supports as Alberta’s seniors population grows while also supporting transformational changes in the affordable housing system.

136	Expense | Fiscal Plan 2022 – 25

Seniors Benefit Comparison

	Max Monthly Benefit	Max Monthly Benefit	Annual Non-deductible Income Threshold

	(single)	(couple)	(single)

AB	$285.92	$428.83	$21,925

BC	$99.30	$220.50	$2,280

SK	$300.00	$530.00	$4,560

MB	$54.00	$116.00	$9,746

ON	$83.00	$166.00	$1,992

QC		No seniors benefit program

NB	$33.33	$66.67	N/A+

NS		No seniors benefit program

PEI		No seniors benefit program

NL	$109.42	$109.42	$40,663*

YT	$273.05	$546.10	N/A+

NT	$196.00	$394.00	N/A+

NU	$300.00	$600.00	N/A+

Average	$60.77	$128.83	$1,424

(BC, ON, QC)

All data as of November 18, 2021.

Annual income thresholds based on publicly available data.

+ Same benefit amount ($400/yr.) for singles and couples paid if seniors/couple receives GIS.

* Same benefit maximum and thresholds for singles or couples.

Budget 2022 includes funding for Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing. The strategy outlines Alberta’s plan to support an additional 25,000 households over the next decade.

Stronger Foundations outlines steps to achieve a financially sustainable affordable housing system that supports those most in need, improves access, enhances planning and governance, increases efficiency, and enables growth and investment. This includes developing and implementing an Affordable Housing Asset Management Framework to optimize the affordable housing portfolio owned by the Alberta Social Housing Corporation; expanding partnerships with government, municipal, non-profit, and private housing partners through a new Affordable Housing Partnership Framework; and working with local governments to understand and address their specific needs.

To achieve its goals, Stronger Foundations funding sources include the federal government through the National Housing Strategy, along with revenue generated by reinvesting the proceeds of the sale of unused and under-used real estate assets through the Housing Asset Management Framework.

As part of the Stronger Foundations strategy, Budget 2022 includes an additional $14 million over the next three years, to fund additional rental supports for approximately 3,000 households in need of affordable housing. Rental benefits will provide more immediate relief for the demand for affordable housing by serving Albertans with low-income and those who are in between jobs.

Expense | Fiscal Plan 2022 – 25	137

Ministry of Seniors and Housing – Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	5	4	4	4	4	4

Alberta Seniors Benefit	403	450	410	476	479	479

Alberta Social Housing Corporation	171	182	183	184	186	202

Housing	11	10	10	10	10	10

Seniors Services	20	26	23	27	27	27

Sub-total Operating Expense (before COVID-19 / Recovery Plan)	611	673	632	701	707	722

COVID-19 / Recovery Plan	36	-	32	-	-	-

Total Operating Expense	647	673	664	701	707	722

Economic Development and Resource Management

Agriculture, Forestry and Rural Economic Development

The Ministry of Agriculture, Forestry and Rural Economic Development supports Alberta’s economic recovery by enabling growth, diversification, sustainability and innovation in the agriculture and forest sectors. The ministry is also responsible for wildfire and forest management, food quality and safety, and driving sustainable economic growth in rural Alberta communities.

The ministry’s 2021-22 operating expense forecast is $860 million, an increase of $19 million from Budget 2021, primarily due to $11 million in federal funding to enhance control of mountain pine beetle infestations and to support investment, trade and growth opportunities under the Canadian Agricultural Partnership, and $8 million for cloud-based information technology. The federal funding extends into 2022-23, with the ministry’s operating expense maintained at $860 million. Over $55 million is allocated to support the Mountain Pine Beetle Program in 2022-23, with $30 million in provincial funding.

The ministry’s 2021-22 disaster and emergency assistance forecast of $3.1 billion is mainly attributable to the severe drought conditions experienced in 2021. This includes $2.4 billion for AgriInsurance indemnities, $400 million for AgriRecovery support to livestock producers and beekeepers, $160 million for wildfire presuppression and response, and $69 million for other agriculture insurance and income support programs.

Budget 2022 reflects the continued implementation of the Agri-food Sector Investment and Growth Strategy, with an established target of attracting $1.4 billion in new investment and creating 2,000 new jobs by 2023-24. In addition to significant irrigation infrastructure investments included in the Capital Plan, the ministry is attracting new investment and expanding trade in collaboration with Invest Alberta and the province’s international offices. Budget

138	Expense | Fiscal Plan 2022 – 25

2022 provides $37 million annually to Results Driven Agriculture Research, in support of producer-driven research to power competitiveness, profitability, productivity and sustainability of Alberta’s agriculture industry.

The Forest Jobs Action Plan plays a key role in Alberta’s recovery by committing sustainable, long-term fibre access for forest companies and supporting reliable, good-paying jobs for hundreds of Albertans, while ensuring our forests continue to provide positive benefits for the environment and can be enjoyed by future generations. Three new timber allocations in Northern Alberta have been awarded under the plan to support rural economic growth and responsible forest management.

The ministry is leading government’s priority on rural economic development. To ensure all regions benefit from Alberta’s economic recovery and growth, the ministry will engage with rural stakeholders and Indigenous Peoples to inform a new rural economic development plan.

Culture and Status of Women

The Ministry of Culture and Status of Women supports Albertans’ quality of life, physical and mental health, and community engagement while developing strategies that support organizations and businesses in a variety of sectors by creating new opportunities for Albertans to thrive in an increasingly dynamic and culturally rich economy. The ministry also supports Francophonie in the province, and promotes social and economic opportunities for women and gender diverse individuals.

The ministry’s 2021-22 operating expense forecast is $176 million reflecting a decrease resulting from lower spending from heritage sites across Alberta and the Jubilee Auditoria due to closures and restrictions resulting from the COVID-19 pandemic. This is partially offset by an increase of $3 million for the Stabilize Program for donations that support the non-profit and volunteer sector. The program provides matching private donations from $25,000 to $100,000 to registered charities that host, own, and/or operate live events.

The ministry is allocating $26 million in 2022-23 to support the development of the arts and artists through the Alberta Foundation for the Arts. It is also promoting gender representation and gender equality by investing in women in STEM (science, technology, engineering and mathematics) and Persons Case Scholarships that supports students studying in the arts, humanities and social sciences who are working to advance gender equality.

Energy

The Ministry of Energy manages Alberta’s energy and mineral resources to ensure they are developed responsibly, in a way that benefits and brings value to Albertans. This includes advancing the province’s position as a leader in environmental, social and governance outcomes and demonstrating the critical role Alberta’s resources, technology and diverse energy mix will play in the global energy future. The ministry also enables the provision of safe and reliable electricity and natural gas to customers across the province.

Expense | Fiscal Plan 2022 – 25	139

The ministry’s 2021-22 operating expense forecast of $819 million reflects a decrease of $144 million from Budget 2021, primarily due to a decrease in the Site Rehabilitation Program partially offset by an increase in the cost of selling oil. Alberta has requested an extension to the Site Rehabilitation Program from the federal government, due to COVID-19 impacts, weather delays, and labour shortages. Budget 2022 reprofiles $325 million in Site Rehabilitation Program funding from fiscal years 2021-23 to 2023-24, subject to federal approval. By 2024-25, the ministry’s operating expense will lower to $572 million, mainly due to the conclusion of the Site Rehabilitation Program.

Budget 2022 reflects the ongoing implementation of liability management activities, which will enable industry to better manage the clean up of oil and gas wells, pipelines and facilities at every step of development. In 2022-23, over $78 million has been allocated for orphan well and large facilities decommissioning through levies collected from industry.

The ministry continues to focus on the implementation of the Natural Gas Vision and Strategy, including capitalizing on opportunities in liquefied natural gas and petrochemical manufacturing, and creating conditions for development of emerging opportunities like hydrogen and the plastics circular economy. With the release of the Alberta Hydrogen Roadmap, Alberta is presenting a plan of action to create jobs and reduce emissions, and position the province as an international leader in clean hydrogen. Budget 2022 provides $41 million over three years to the Alberta Energy Regulator to support the establishment of new regulatory frameworks for geothermal and mineral resources.

Albertans are currently faced with rising utility expenses. Should natural gas prices increase significantly, Alberta’s government will introduce a natural gas rebate to provide consumer protection support to Albertans. Between the months of October 2022 and March 2023, natural gas consumers with less than 2,500 gigajoules (GJ) of annual natural gas consumption will receive a rebate when regulated natural gas companies charge regulated rates above $6.50/GJ. Most households, small apartment buildings, farms, and small industrial and commercial businesses will be eligible under this program. Additional details will be made available prior to program launch.

Jobs, Economy and Innovation

The Ministry of Jobs, Economy and Innovation leads Alberta’s economic development efforts to get Albertans back to work by delivering policies, strategies, and programs that restore investor confidence in Alberta, increase investment and trade, grow and diversify key sectors of the province’s economy, and lay the foundation for an innovative and competitive economy.

The ministry’s operating expense forecast for 2021-22 is $608 million, an increase of $178 million from Budget 2021, mainly due to the Small and Medium Enterprise Relaunch Grant program reinstatement and eligibility expansion, and the extension of the Tourism Levy Abatement. Budget 2022 includes increased support for the Alberta Film and Television Tax Credit, the Innovation Employment Grant, and downtown revitalization efforts in both Calgary and Edmonton. In addition, the ministry provides supports to Alberta

140	Expense | Fiscal Plan 2022 – 25

at Work with investments in developing workforce and investment attraction through the Alberta Technology and Innovation Strategy, the implementation of a rural funding stream within the Investment and Growth Fund, and by marketing the Alberta Advantage to Canada and internationally.

The ministry also continues to build out sector strategies with close alignment to labour market demand. The Clean Hydrogen Centre of Excellence meets a number of policy pillars outlined in the Hydrogen Roadmap to achieve a clean hydrogen economy, including research and innovation to safely accelerate cost-effective clean hydrogen technology commercialization. The ministry will continue to support the recovery of Alberta’s tourism sector by developing and implementing policies and programs with Travel Alberta to position the sector for growth. Through the Investment and Growth Strategy, the ministry will encourage investors to choose Alberta to create jobs and accelerate economic diversification.

Labour and Immigration

The Ministry of Labour and Immigration enhances Alberta’s competitive advantage by attracting and developing the skilled and diverse workforce Alberta needs while continuing to focus on promoting safe, fair and healthy workplaces.

The ministry is leading the Alberta at Work initiative which provides a framework to address current and longer-term labour market challenges including attracting talent, providing responsive programming, and ensuring businesses have access to the skilled workforce required to grow Alberta’s economy. Delivering programs that support workers in developing new skills, attracting entrepreneurs and students from around the world, and providing labour market intelligence to improve the effectiveness of provincial programs will continue to drive economic growth and diversification across the province.

The ministry’s 2021-22 operating expense forecast is $552 million, an increase of $222 million from Budget 2021, primarily due to the increased commitment to support Albertans by helping them gain employment through the Alberta Jobs Now program and recognizing the efforts of frontline workers through the COVID-19 pandemic by providing a one-time payment of $1,200 through the Critical Worker Benefit program.

The ministry’s operating expense budget includes $79 million over the next three years to support Alberta at Work through skills development, training and wage programs and ensuring robust data and analytics are available to support operational and policy improvements.

Expense | Fiscal Plan 2022 – 25	141

Environment and Regional Planning

Environment and Parks

The Ministry of Environment and Parks represents the interests of Albertans in delivering a balanced, common-sense and results-based approach to the stewardship of Alberta’s environment while enabling sustainable resource development that supports social and economic well-being.

The ministry’s 2021-22 operating expense forecast of $604 million reflects an increase of $105 million from Budget 2021, primarily to support emissions reduction initiatives funded by the Technology Innovation and Emissions Reduction (TIER) Fund. The ministry’s 2022-23 operating expense budget of $534 million is lower than the 2021-22 forecast, mainly due to emissions reduction spending allocations that are based on the level of compliance payments made into the TIER Fund from regulated facilities and federal contributions from the Low Carbon Economy Leadership Fund.

Budget 2022 includes $19 million over the next three years for continued work on the Digital Regulatory Assurance System, which will shift industry away from multiple independent and outdated information systems to one single, consolidated digital system for regulatory applications, approvals and long-term environmental monitoring. This modernization will help Alberta’s government maintain a leading role as a regulator, increase stakeholder confidence and help with economic recovery.

The ministry continues to work on caribou recovery planning through holistic sub-regional planning processes to ensure a practical and balanced approach that supports a sustainable economy while demonstrating leadership in environmental stewardship. Budget 2022 provides an increase of $10 million annually, beginning in 2023-24, for the implementation and scaling of habitat restoration efforts. This provincial funding commitment will be used to leverage contributions from the federal government and industry.

Alberta’s parks are a key part of economic recovery, supporting opportunities and jobs in tourism, hospitality and services. Budget 2022 allocates $75 million in operating expense for Alberta Parks in 2022-23, to address increased recreational activity on Crown Lands, keeping parks accessible and sustainable.

Technology Innovation and Emissions Reduction

The Technology Innovation and Emissions Reduction (TIER) Regulation system is a centrepiece of Alberta’s approach to climate change and emissions management. The TIER system covers about 500 facilities in Alberta, which collectively account for about 60 per cent of Alberta’s total emissions. The system design drives innovative ways for industry to reduce emissions and invest in clean technology to save money and stay competitive. TIER incents emission reductions across a variety of sectors as it also enables the use of carbon emission offsets.

Alberta’s government is continuing to tackle climate change and emissions management through practical solutions with tangible results; this includes

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policies and programs tailored to Alberta’s unique economy and communities. Work is underway to support even more emissions reductions, increased economic diversification and job creation in 2022.

Alberta continues to protect the competitiveness of our major industries through the TIER Regulation and through the Alberta Methane Emission Reduction Regulation. These provincial systems achieve similar environmental outcomes as federal policies but significantly lower the cost burden. Alberta will continue to protect the interests of Albertans and our major industries against recently announced federal climate policies that will have an impact on our economy and threaten our role as a responsible energy supplier.

Technology Innovation and Emissions Reduction

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

TIER Fund	463	353	515	421	465	411

Federal Low Carbon Economy Leadership Fund and Other Dedicated Revenue	-	59	52	44	5	-

Total	463	412	567	464	470	411

Allocations

Innovation and Technology and Carbon Capture and Storage Projects	562	120	186	162	191	241

Low Carbon Economy Leadership Fund Projects	-	58	51	44	5	-

Regulatory and Operations	8	11	11	11	11	11

Coal Phase-Out Agreements and Workforce Transition	89	19	19	9	4	5

Climate Resilience Projects	50	5	5	4	-	-

Deficit and Debt Reduction / Canadian Energy Centre	172	125	206	159	181	154

Total Allocations	881	338	477	389	392	411

Amount Available for Future Carbon Capture Projects (Cumulative)	-	73	73	149	227	305

The TIER Fund is a compliance option for regulated industry to pay into if they do not meet emissions targets. The first $100 million in annual revenue – and 50 per cent of the remaining revenue paid into the fund – is used for emissions reduction and climate change adaptation initiatives. The remaining TIER funds support Alberta’s deficit and debt reduction and the Canadian Energy Centre.

Over the past three years, Alberta’s government has announced a suite of programs supported by the fund, creating thousands of jobs, helping to reduce emissions, and helping Alberta communities adapt to the impacts of climate change. These programs support technology development and deployment for priority areas including carbon capture, utilization and storage, methane emission management, industrial energy efficiency, and clean energy development. Investments in innovative projects for small, medium and large industries across all sectors in Alberta are helping facilities lower emissions, and create investment opportunities while cutting costs.

Budget 2022 includes $698 million of TIER funding over three years for projects and programs that will support jobs, reduce emissions and help Albertans adapt to climate change. Included in this are continued investments

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in programs delivered by key partners, including Emissions Reduction Alberta, Alberta Innovates and the Municipal Climate Change Action Centre. An additional $305 million over four years is being reserved in the TIER Fund for investments in future carbon capture, utilization and storage projects.

Indigenous Relations

The Ministry of Indigenous Relations works with Indigenous communities, the federal government, industry and other stakeholders to support strong, vibrant Indigenous communities and people who fully participate in a prosperous, competitive and diverse Alberta.

The ministry’s 2021-22 operating expense forecast is $168 million, a 7 per cent reduction from Budget 2021, primarily resulting from the COVID-19 impact restrictions on gaming revenues collected from government-owned slot machines operating at First Nations casinos that are flowed-through to the First Nations Development Fund (FNDF) program, along with a reduction in spending by the Alberta Indigenous Opportunities Corporation (AIOC). This is partially offset by $8 million in operating expense funding provided for the Residential Schools Research Grant to Support Indigenous-led engagement, research and related activities associated with the documented and undocumented deaths and burials of Indigenous children at any of the historical Indian residential school sites in Alberta.

Budget 2022 continues to support jobs and growth through various meaningful initiatives. Since 2006, over $1.5 billion has been provided through the FNDF program to First Nations in support of over 5,000 economic, social and community development projects and is projected to fund $113 million in 2022-23 increasing to $120 million by 2024-25 resulting from higher gaming participation projections. The Employment Partnership Program is allocated $5 million with aims to increase Indigenous participation in training and employment opportunities. Further, $8 million is allocated to the AIOC to support Indigenous groups seeking to make medium to large-scale investments in natural resource projects that will benefit Alberta’s economy.

Budget 2022 also provides an additional $2 million to fund important ministry initiatives that raise awareness, understanding, and promote safety and prosperity for Indigenous communities. Funding has been directed to Advancing Reconciliation, which is an initiative to develop communication and engagement branding that will further reconciliation efforts with Indigenous communities. In addition, funding has been directed to address recommendations from the final report from the Alberta Joint Working Group on Missing and Murdered Indigenous Women and Girls. The Report was received in January, and the ministry is committed to the work required to assess and implement the recommendations in order to ensure a safer province for Indigenous and 2SLGBTQQIA+ people.

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Municipal Affairs

The Ministry of Municipal Affairs helps municipalities provide well-managed, collaborative, and accountable local governments to Albertans. The ministry also supports Alberta’s communities to participate in future economic growth and help sustain local jobs by providing municipalities funding, property assessment and taxation supports, and is a key contributor to keeping Albertans safe.

The ministry’s 2021-22 operating expense forecast is $269 million, an increase of $23 million from Budget 2021. This increase reflects additional funding provided for 911 Call Centres Support, COVID-19 Care Teams, and the Self-Isolation Benefit. Also in 2021-22, $32 million was required for additional Disaster Recovery Program costs, primarily due to the 2020 Northern Alberta Flood and 2020 East Central Disaster Recovery Program.

Budget 2022 includes $23 million in each of the next three years to ensure Alberta’s 911 system is robust, agile and adaptable to new technological requirements, and an additional $5 million over the next three years for a Strategic Stockpile of Personal Protective Equipment to continue to ensure the safety of Albertans for future public health events.

Transportation

The Ministry of Transportation promotes economic vitality by managing a safe, efficient, and affordable multi-modal transportation system that connects Alberta communities, supports market access, and enables economic growth.

The ministry’s 2021-22 operating expense forecast is $450 million, an increase of $42 million from Budget 2021, primarily due to increases in environmental liabilities relating to salt contamination at highway maintenance yards, slide repairs, and road maintenance. Budget 2022 includes increased funding for summer highway maintenance, repairs to park roads, water management infrastructure maintenance, and Commercial Driver Grants which supports Alberta at Work. It is estimated that by 2023 there will be a shortage of approximately 3,600 commercial drivers in Alberta. The ministry is continuing to focus on truck drivers as a key area of labour market demand leveraging proven success with the new Driving Back to Work program.

General Government

Executive Council

Executive Council supports the Premier, Cabinet and ministries as they deliver and implement Alberta’s agenda. The ministry supports advancing Alberta’s priorities across Canada and internationally.

The ministry’s 2021-22 operating expense forecast is $18 million, which reflects $500,000 lower spending than Budget 2021, due to savings from temporary vacancies. Budget 2022 reflects increases in each of the next three years to maintain the existing organization structure and ensure appropriate support for the complex and interrelated policy issues that the ministry oversees.

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Infrastructure

The Ministry of Infrastructure provides public infrastructure that contributes to the province’s economy and Albertans’ quality of life through leadership, expertise, collaboration with partners, and alternative capital financing partnerships.

The ministry’s operating expense forecast is $439 million in 2021-22, an increase of $14 million from Budget 2021, primarily due to higher than anticipated electricity prices and electricity consumption during the summer heat waves, and enhanced cleaning requirements spurred by the COVID-19 pandemic.

Budget 2022 reflects the ministry establishing an Alternative Capital Financing Partnerships Office, which will serve as the central authority within the Alberta government for public-private partnerships (P3) and other innovative infrastructure partnerships, providing oversight, expertise, and exploring alternative revenue generation options.

Service Alberta

The Ministry of Service Alberta plays a strategic role within Alberta’s government to support economic recovery by driving innovation, modernizing government and fostering efficient delivery of government programs, services and information.

The ministry’s 2021-22 operating expense forecast is $487 million, an increase of $24 million from Budget 2021, primarily due to a transfer from capital investment for priority IT cloud-based services.

The ministry is a leader in delivering services digitally and continues to develop and implement a Digital Strategy that ensures all new systems are digital by default and improve Albertans’ access to government services. Further, the ministry will enhance data and information management to support more informed and timely decisions, and to drive innovation in government services and industry. Beginning in 2022-23, Service Alberta will establish a community of interest that will aim at strengthening the overall cybersecurity posture of the province through information sharing, and the establishment of best practices. The ministry has also dedicated $9 million in 2022-23 to address the Land Titles registration backlog, with the goal of returning to normal turnaround times of 10 to 15 days by the end of December 2022.

Treasury Board and Finance

The Ministry of Treasury Board and Finance coordinates government-wide budgeting, reporting, financial management and economic analysis, and the administration of tax and revenue reporting. The ministry also provides policy and regulatory oversight for Alberta’s liquor, gaming, cannabis, financial, securities, insurance and pension sectors. Through the Public Service Commission, the ministry ensures a professional and non-partisan public service that supports Albertans. The ministry is also responsible for providing government communications, public relations and marketing services through Communications and Public Engagement.

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The ministry’s 2021-22 operating expense forecast is $1.9 billion, an increase of $290 million from Budget 2021. This increase is primarily due to performance incentives for investment managers through the Alberta Investment Management Corporation. These increases are recovered from clients, both internal and external, and are also tied to strong investment returns for those clients. As part of Budget 2022, the ministry remains committed to maintaining fiscal discipline and controlling Alberta’s spending to support the fiscal objectives while working closely with ministries to ensure adequate funding to deliver on the commitments the Alberta government has made to Albertans, including:

•	Supporting Alberta’s economic recovery by creating an environment that attracts investment and job creators, removing barriers to job creation, and supporting economic diversification;

•	Developing new initiatives to help Albertans secure family-supporting jobs and addressing unemployment in key sectors;

•	Leading, coordinating, monitoring and tracking red tape reduction efforts across the Alberta government to achieve a one-third reduction by 2022-23;

•	Modernizing government and undertaking transformational changes necessary to ensure the services on which Albertans rely remain effective and accessible;

•	Maintaining a competitive tax environment; and

•	Negotiating a fair deal for Alberta within Canada.

Efficient Delivery of Government Services

Public Sector Compensation

The MacKinnon Panel Report noted that historically, Alberta’s public sector has been observed to cost more than most Canadian jurisdictions for the delivery of public services. At the same time, the MacKinnon Panel Report also highlighted Alberta’s lower cost of living measured by a comparison of provincial taxes and utilities in key cities in each of the provinces. In response, Alberta’s government has committed to a more efficient public sector, seeking compensation efficiencies across all sectors to ensure Albertans receive the best deal for their taxpayer contributions. Recent labour agreements with Alberta’s registered nurses and the Alberta Public Service have allowed Alberta’s government to reduce its spending in comparison to the three largest provinces, while ensuring that public sector employees are paid a competitive wage.

By 2020, Alberta’s per capita spending on compensation declined by 3.7 per cent from 2018 levels to $5,280, which was only 6 per cent higher than the next three provinces. This translates into realized efficiency improvements worth about $1.9 billion since 2018 and demonstrates Alberta’s progress to address compensation overspending in Alberta. It also presents more opportunities to explore additional efficiencies to completely eliminate the spending gap relative to other jurisdictions, which could translate into additional savings of around $1.2 billion.

Expense | Fiscal Plan 2022 – 25	147

Finding efficiencies in public sector spending will allow the province to focus its spending on the programs and services that benefit all Albertans like health care, education, and economic expansion. For example, the size of Alberta’s public service has been reduced by about 7 per cent over 3 years from 2018-19 to 2021-22.

Compensation for Alberta’s Public Sector

(millions of dollars)

	2018-19	2019-20	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Actual	Actual	Budget	Forecast	Estimate	Target	Target

Alberta Health Services	8,321	8,531	8,836	8,615	9,506	8,707	8,842	8,835

School Jurisdictions	6,262	6,228	6,105	6,365	6,430	6,421	6,520	6,540

Post-Secondary Institutions	3,505	3,532	3,374	3,258	3,406	3,499	3,530	3,598

Alberta Public Service (Departments)	2,904	2,903	2,723	2,634	2,694	2,730	2,731	2,735

Other Government Agencies	645	618	558	602	710	672	673	674

Sub-total	21,637	21,811	21,595	21,474	22,746	22,029	22,296	22,382

Physician Compensation and DevelopmentA	5,213	5,268	4,872	5,206	5,311	5,244	5,273	5,273

Total	26,850	27,079	26,468	26,680	28,057	27,273	27,569	27,655

A Excludes	non-compensation expense included in the Ministry of Health’s operating expense on page 128.

Pensions

Over the last ten years, the financial position of public sector pension plans has improved with most plans being close to or at least 100 per cent funded, on an on-going basis, indicating there are sufficient funds to pay for the retirement benefits for current active members and retirees. The contribution rates for members and employers have been decreasing in the last couple of years to reflect the improved financial position of the plan, and has resulted in almost $100 million in contribution savings to the Government of Alberta in 2022-23. This has occurred at a time of low interest rates which would have typically put more financial pressure on the plans.

Red Tape Reduction

Through the removal of unnecessary regulation, Alberta’s government continues to strengthen the fundamentals that make this province one of the best places to do business, invest or start a family. By eliminating needless irritants or duplicative requirements as well as undertaking more thorough modernization of the regulatory environment, we are creating a climate to support economic growth and family-supporting jobs.

Alberta will continue to engage with industry stakeholders, municipalities, non-profits and the public to pursue further opportunities for reform. Continued input from the nine Red Tape Reduction Industry Panels representing key industry sectors remain critical in informing further efforts to enhance Alberta’s regulatory framework. This work will help identify and eliminate unnecessary regulatory burdens while maintaining consumer, environmental, health and safety protections, and ensuring fiscal accountability.

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Significant activity took place in 2021-22 to reduce red tape, including two Red Tape Reduction Implementation Acts making 17 legislative changes to remove unnecessary burdens imposed on Albertans and businesses. Further legislative reform is expected in 2022-23 along with the continued implementation of other significant ongoing initiatives. Some of the key recent highlights from the work of Red Tape Reduction include:

•	Enhancing the efficiency of our environmental regulatory system and reducing backlogs while maintaining environmental protection through the Digital Regulatory Assurance System;

•	Promoting economic growth by allowing licensed cannabis retailers to enter the online cannabis market, and enabling municipalities to create entertainment districts – designated public areas where adults may responsibly consume alcohol; and

•	Reducing the time spent on applications and reporting by social service agencies and non-profits that receive funding from Alberta’s government while maintaining appropriate oversight and accountability.

In accordance with the provisions of the Red Tape Reduction Act, Alberta’s government will continue to be accountable for reducing red tape, which will be reflected in regular reporting and ensuring the ongoing coordination of cross-government innovation. Alberta’s government will continue to eliminate regulatory requirements and has now reduced more than 20 per cent of the requirements identified in government legislation, regulation, policies and forms in 2019. Alberta’s efforts continue to be well regarded by stakeholders and investors, including the Canadian Federation of Independent Business which gave Alberta an ‘A’ Rating in its 2021 Red Tape Report Card.

For more information on red tape reduction, or to submit your ideas, visit https://www.alberta.ca/cut-red-tape.aspx or email CutRedTape@gov.ab.ca

Procurement

In 2021, Alberta’s government commissioned a review of procurement practices across the Alberta government, municipalities, post-secondary institutions, school boards, agencies, boards and commissions in the province, as well as a survey of best practices in comparable jurisdictions. As recommended, Alberta’s government will build upon and enhance the use of category management strategies to maximize opportunities for savings and streamline procurement processes. In addition, a number of procurement categories will be explored to improve standardization, reduce red tape, and ensure industry experiences an accessible, fair, and efficient environment when doing business with Alberta’s government.

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BUDGET 2022

GOVERNMENT OF ALBERTA  |  2022–25

Fiscal Plan

Capital Plan

Note:  Amounts presented in tables may not add to totals due to rounding.

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2022 Capital Plan

Alberta’s Budget 2022 Capital Plan outlines infrastructure investments that continue to deliver on commitments that support economic growth and job creation, while building and maintaining public infrastructure that communities, families and businesses need. This plan makes prudent and informed investments in infrastructure projects that expand capacity in the health care system, attract private sector investment, and support skills, jobs and long-term economic growth. This includes investments to support skills development and training that will enable Albertans to secure jobs, while addressing long-term unemployment and key sector labour shortages, positioning the province for investment attraction and growth.

The three-year Budget 2022 Capital Plan of $20.2 billion will spend, on average, $6.7 billion per year on infrastructure projects that build and diversify the economy, support core government services, and support tens of thousands of jobs. The plan continues to deliver on government’s existing commitments, and has a significant focus on maintaining Alberta’s existing assets through increases to Capital Maintenance and Renewal.

The Capital Plan not only supports traditional jobs in construction, engineering and the trades traditionally associated with infrastructure investment, but many projects in this plan provide the core infrastructure needed to deliver skills development programming in the K-12 and post-secondary education systems. The strategic investments that support skills development will help to increase the number of Albertans who are participating in the labour market, with family- and individual-supporting jobs that support their aspirations and improve their lives.

The total Capital Plan of $20.2 billion over three years will create opportunities for private sector participation and support an average of over 19,000 direct and 12,000 indirect jobs per year through to 2024-2025.

Alberta’s Government is committed to transparency and rigorous decision-making based on long-term strategic capital planning. The Infrastructure Accountability Act ensures prudent decision-making on capital projects by legislating prioritization criteria to guide how projects are evaluated, a governance framework for developing the annual Capital Plan, and the development and regular update of a 20-Year Strategic Capital Plan.

The Act establishes six criteria that Alberta’s Government must consider when evaluating a capital planning submission. The criteria evaluate how the capital projects will:

•	address health, safety, and compliance needs;

•	align with government priorities and strategies;

•	foster economic activity and create jobs;

•	improve program delivery and services;

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•	consider life cycle costs and whether it will generate a return on investment; and

•	enhance the resiliency of communities.

In December 2021, the Government of Alberta published Building Forward: Alberta’s 20-Year Strategic Capital Plan, providing a blueprint for long-term infrastructure investment and development in Alberta. The plan provides direction for how Alberta’s Government can best meet future infrastructure needs and build vital infrastructure that will provide Albertans with the services they need and encourage economic growth.

Projects in the 2022 Capital plan were evaluated based on the criteria outlined in the Infrastructure Accountability Act, and fit in to the broader strategic context of Building Forward: Alberta’s 20-Year Strategic Capital Plan.

Skills, Jobs and Economic Growth

Alberta offers an incredible value proposition to attract investment as one of the most tax competitive jurisdictions in North America with a comparatively low cost of living, a vastly improved regulatory environment and world-class infrastructure. The 2022 Capital Plan prioritizes projects that will support skill development for workers, directly stimulate private sector investments in the province, and increase Alberta’s competitive advantage. Additionally, projects that support core government services like education, post-secondary education and health care improve quality of life, making the province a destination of choice—a place of opportunity where people and businesses stay and grow. Public capital investments can also drive private sector capital investments that strengthen communities and diversify the economy.

Some of the key investments in the 2022 Capital Plan that support skills, jobs and economic growth include:

•	$320 million over three years for the Broadband Strategy;

•	$1.8 billion over three years for Roads and Bridges;

•	$15 million over three years for the Aboriginal Business Investment Fund;

•	$41 million over three years for the Southern Alberta Institute of Technology’s John Ware Building Redevelopment project; and

•	$10 million over two years for the Clean Hydrogen Centre of Excellence.

The Alberta at Work initiative provides a framework to address labour market challenges by attracting talent, and ensuring Albertans have access to programming to develop the skills needed to thrive in Alberta’s economy. This initiative is focused on increasing the number of Albertans who are participating in the labour market, with family- and individual-supporting jobs that support their aspirations and improve their lives. The Budget 2022 Capital Plan includes two projects under the Alberta at Work initiative: $46.5 million over three years for charter school infrastructure and Collegiates and $58.5 million over three years for the University of Calgary Veterinary Medicine Expansion.

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Health Care Capacity

In addition to positioning Alberta for future economic growth, the 2022 Capital Plan is continuing to build health care capacity through new and existing health care projects. Alberta has the largest province-wide regional health authority in Canada, which is responsible for the delivery of the majority of Alberta’s publicly funded health services. The single health authority enables the targeting of critical health infrastructure across the province to ensure long-term sustainability.

Over the last two years, COVID-19 has demonstrated the importance of having quality, adaptable, and accessible health services for Albertans. This is why the 2022 Capital Plan is focused on continuing to build capacity in the health care system to ensure the system can respond effectively and continue to provide world-class health care and social support services to best meet complex and evolving patient needs. This plan invests in health facilities that are future-focused and built with flexibility in mind to adapt to new and emerging technologies, innovative care models, and alternative service delivery approaches. Projects in the 2022 Capital Plan will expand health system capacity across the province.

Budget 2022 - Capital Plan Envelopes

As outlined in the chart below, municipal infrastructure support accounts for the largest portion of the Capital Plan at 29 per cent, followed by CMR at 16 per cent and health care at 11 per cent.

Budget 2022 – Capital Plan Envelopes

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Budget 2021 included a $750 million envelope over 2022-23 and 2023-24 in the Budget 2021 Capital Plan for future strategic projects to support Alberta’s Recovery Plan. This envelope has been more than fully allocated through the Budget 2022 process, comprising:

•	$250 million towards the Broadband Strategy;

•	$250 million towards the Springbank – Off Stream Reservoir project;

•	$60 million towards the Affordable Housing Strategy;

•	$37 million towards Collegiates and Charter School Expansion;

•	$36 million to fund Stream 2 of the Recovery Communities program for supportive living spaces for clients with addiction challenges;

•	$31 million towards the University of Calgary Veterinary Medicine Expansion;

•	$24 million towards the Southern Alberta Institute of Technology John Ware Building Redevelopment project;

•	$18 million to fund upgrades to the Canmore Nordic Centre;

•	$8 million toward the Red Deer Regional Airport Expansion to bring low-cost passenger service to the airport;

•	$10 million for the Aboriginal Business Investment Fund to improve social and economic outcomes for Indigenous communities;

•	$10 million to support the SAM Centre in Calgary and the McMurray Métis Cultural Centre;

•	$10 million for the Clean Hydrogen Centre of Excellence; and

•	$6 million towards the construction of a new interchange on the Northeast Stoney Trail and Airport Trail to accommodate a multi-use commercial development.

Municipal Infrastructure Support

Budget 2022 includes $5.8 billion over three years to support Alberta communities’ local projects that will provide for a range of services and municipal infrastructure, including roads and bridges, clean water and wastewater infrastructure and public transit. The province will continue to responsibly and sustainably invest in the infrastructure needs of communities. Total funding to municipalities, which includes both provincial and federal funding, is forecast to average over $1.9 billion per year from 2022-23 through to 2024-25.

Funding under the Municipal Sustainability Initiative (MSI) and the Local Government Fiscal Framework (LGFF) will total nearly $1.7 billion over the next three years, with funding of $485 million in 2022-23 and 2023-24 under MSI. MSI will be replaced by the LGFF in 2024-25 and $722 million will be provided in the first year of the new framework. This builds on the commitment made in Budget 2021 to front-load MSI funding of $1.2 billion in 2021-22 and the addition of $500 million provided in 2020-21 under the

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Municipal Stimulus Program through Alberta’s Recovery Plan. Budget 2022 continues these commitments that provided municipalities with additional funding when they needed it most, while returning municipal infrastructure support to predictable and sustainable levels.

The LGFF is a new funding model under the Local Government Fiscal Framework Act that begins in 2024-25. Alberta’s Government will be engaging with municipalities in the months to come on the LGFF to ensure a smooth transition to this new framework.

As part of Municipal Support, the Capital Plan provides $7.5 million toward the Red Deer Regional Airport Expansion to bring low-cost passenger service to the airport, which is expected to bring significant future investments and jobs to Central Alberta. It also includes $7.5 million for the Sundre Wastewater Treatment Plant to comply with updated environmental regulations for the quality of effluent discharged from Sundre’s wastewater treatment lagoon.

Capital Maintenance and Renewal (CMR)

The Budget 2022 Capital Plan will invest $3.2 billion over three years for CMR, an increase of over $250 million from Budget 2021. This funding supports thousands of projects for government-owned and government-supported assets including vertical, horizontal, and information technology infrastructure. CMR funding supports new jobs immediately, maintains and extends the useful life of existing infrastructure and this budget highlights the importance of preserving existing assets. This funding is used to upgrade or replace assets before they reach the point of urgent and expensive repairs for asset failure. Proactive asset management ensures quality assets are maintained and remain highly functional. Funding invested in maintaining capital assets directly impacts their lifespan and maintains their long-term value.

Protect Quality Health Care

The COVID-19 pandemic has tested the limits of the provincial health care system. To protect quality health care and expand health system capacity, Alberta’s Government is dedicating $2.2 billion over the next three years. In addition, $758 million in Alberta Health Services self-financed capital, $474 million in CMR and $87 million for IT projects and programs brings total health related capital funding to $3.5 billion over three years.

Some of the key investments include:

•	$193 million over three years toward a $1.8 billion investment for redevelopment and expansion of the Red Deer Regional Hospital Centre, which will increase critical services and add capacity at one of the busiest hospitals in the province. This redevelopment includes a new cardiac catheterization lab, three new operating rooms (plus three shelled for future expansion), and 200 new inpatient beds when completed in 2030-31.

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•	$46 million over three years toward a $79 million total cost for the La Crete Maternity and Community Health Centre, a purpose-built facility that fully integrates ambulatory care, primary care, maternal health care and diagnostic services to serve the La Crete catchment area.

•	$332 million over two years to complete the Calgary Cancer Centre, creating 160 new inpatient cancer care beds. When open in late 2023, the $1.4 billion Calgary Cancer Centre will be one of the largest and most modern health facilities of its kind in the world. It will increase cancer care capacity in Calgary and southern Alberta, bringing together world-class cancer care and research.

•	$98.6 million over three years for the Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment. This capital investment will add 30 treatment spaces in the emergency department and add 12 beds for a Mental Health Intensive Care Unit.

•	$133.1 million over three years of continued investment in the Alberta Surgical Initiative Capital Program, which supports government’s plan to increase surgical capacity and ensure all patients receive their required surgeries within clinically recommended timelines.

•	$49.6 million over three years to begin construction of the University of Alberta Hospital Brain Centre - Neurosciences Intensive Care Unit. The Neuro ICU project will redevelop and update clinical space and increase Neuro ICU capacity from 11 to 24 spaces. The project also constructs 18 new inpatient beds at the University of Alberta Hospital, while enhancing infection prevention and control.

•	$35.8 million for Stream 2 of the Recovery Communities project, which will include a new facility on the Blood Tribe reserve (75 spaces) and double the capacity at the Gunn site, mainly through refurbishment of existing facilities (50 additional spaces).

•	$204.1 million over three years to modernize continuing care facilities and generate new continuing care spaces to address growth in Alberta’s aging population, higher demand in priority communities having greatest need, and provide culturally appropriate care for Indigenous residents located both on or off reserves and Métis settlements.

Roads and Bridges

Roads and bridges are key infrastructure assets that are economic enablers that support jobs, improve the safe and efficient flow of industrial, commercial and commuter traffic, and also support private sector growth in multiple sectors. Roads and bridges are the arteries that connect municipalities and communities throughout Alberta. Each year, hundreds of kilometres of roadways are paved and built to allow for new and improved connections, increasing access to jobs, commerce, and tourism destinations.

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The 2022 Capital Plan invests $1.8 billion over the next three years for key projects that expand and enhance Alberta’s road network. This includes $22.3 million over the next three years towards the construction of a new interchange on the Northeast Stoney Trail and Airport Trail to accommodate a multi-use commercial development. This will drive economic growth in the Calgary and Rocky View County regions and help to create thousands of jobs. The 2022 Capital Plan also provides $1.6 billion for CMR to maintain existing road and bridge infrastructure, including P3 Ring Road Rehabilitation, which is required to meet P3 contractual requirements for the Calgary and Edmonton ring roads.

Renewing Educational Infrastructure

Investing in schools facilities is crucial to ensuring all Alberta students have access to high quality education to develop skills and knowledge that lead to good jobs and drive economic growth. The three-year Capital Plan supports funding of $1.5 billion for school projects, including 15 projects for the construction of new schools, modernizations and design work to support school building priorities. These projects will support enrolment growth in communities that continue to see population growth, preserve and modernize existing facilities and consolidate underutilized space, thereby reducing maintenance costs in those communities experiencing enrolment or population decline.

Alberta’s school infrastructure supports a variety of programming that increases students’ exposure to diverse skills and interests, providing opportunities to learn in environments that prepare them for-and connects them to-their future jobs. Budget 2022 provides $13.7 million over three years towards the modernization and addition of Acme School, to support career and skills education with business and community partnerships. Under the Alberta at Work initiative, a further $46.5 million over three years will be invested in vocational programs through the collegiate model and charter school infrastructure, including campuses that could house several charter schools in a single facility to support the shared use of specialized spaces for vocational programs, career and technology studies and science labs. This funding will support choice in education through the creation of new charter schools and vocational programs including science, technology, engineering, and mathematics (STEM), and trades programming, ensuring students have opportunities to develop the skills and knowledge they need to realize their full potential.

This budget highlights the importance of preserving existing assets. The Capital Plan provides investment of $209 million over three years for CMR projects to ensure safe and healthy schools. CMR funding extends the useful life of existing infrastructure ensuring that existing school facilities remain highly functional for longer.

In 2021-22, 15 school projects are planned to be completed with a cost of almost $363 million and another 19 schools are planned to be completed through 2022-23 with a cost of approximately $464 million.

Capital Plan | Fiscal Plan 2022– 25	159

Streamlining Service Delivery

Delivering services to Albertans is an essential function of government. Implementing modern information service delivery systems can help improve in the delivery of public services. The Capital Plan will invest $1.3 billion over the next three years to develop and improve the systems used to deliver high quality programs and services. Alberta’s Government has committed to invest $390 million, including $320 million over the next three years, to build high-speed networks to provide internet access to all Albertans. Reliable high-speed broadband networks strengthen the capacities of health and education systems, while improving the accessibility of government services and enhancing social and economic prosperity for remote communities.

The Capital Plan will fund $4 million for the Designated Industrial Zone Pilot (DIZ) project in the Industrial Heartland. The project includes engineering designs for three water intakes and air and water quality monitoring programs to support future growth. This project supports red-tape reduction and will attract private sector industrial investments by creating greater regulatory certainty, while maintaining environmental standards.

Alberta’s Government is also expanding video conferencing capabilities in courthouses across the province to increase efficiency and enhance court services. In addition, $32 million will be provided over the next three years to replace chemical fume hoods at Alberta Innovates’ lab facilities to address key safety issues in lab facilities across the province. A chemical fume hood provides a barrier between lab workers and toxic fumes by filtering the air inside the laboratory and preventing the release of hazardous substances into the general laboratory space. These investments allow Alberta’s Government to continue to effectively deliver core public programs including health and justice services, while expanding research and innovation that drives economic growth by increasing productivity and competitiveness.

Public Safety and Emergency Services

The Budget 2022 Capital Plan provides $806 million over the next three years for public safety and emergency services. The focus of these projects is community safety, improvements to justice and solicitor general assets, and disaster recovery projects across the province.

$38 million will be invested over the next three years to replace the existing Office of the Chief Medical Examiner in Calgary. The new building will provide much needed space, improved examination rooms, and better workflows to meet the increased demand for medical examiner services. The investment will improve operations and enhance health and safety measures for staff.

Planning to determine how best to improve courthouse space is also a priority in Budget 2022. Planning studies for the Edmonton Law Courts and Sherwood Park Courthouse were approved for $1 million each. In addition, the Alberta Crown Prosecution Services will receive $1 million in planning

160	Capital Plan | Fiscal Plan 2022– 25

funds to support increased staffing levels in rural locations with a focus on addressing security concerns.

Budget 2022 provides significant investments in flood recovery projects such as the Springbank Off-Stream Reservoir Project (SR1) with a total project cost of $744.4 million including $473.6 million over the next three years will reduce flood risk in the Calgary region by managing downstream river flow rates and volume while protecting the river, critical habitats, fish and wildlife.

Agriculture and Natural Resources

The 2022 Capital Plan invests $750 million in agriculture and natural resources projects across the province that will help develop and protect Alberta’s distinctive resources and support environmental sustainability. This includes $116 million over three years to continue expanding Alberta’s irrigation infrastructure. The Capital Plan also provides $21 million over three years for the Watercourse Crossing Programs that will focus on high priority crossings in Alberta where a number of fish species are in significant population decline.

Additionally, Alberta’s Government is supporting the agriculture value added processing sector by providing funding towards the construction of a new natural gas pipeline for Kainai Forage, a corporation of the Blood Tribe. The new gas line will enable Kainai Forage to expand production and processing of timothy hay and alfalfa for export markets, while creating good jobs for members of the Blood Tribe.

Budget 2022 provides $272 million in funding under the Alberta Petrochemical Incentive Program (APIP). As a key component of the Natural Gas Vision and Strategy, the APIP is aimed to turn the province into a top global producer of petrochemicals. APIP will further strengthen Alberta’s position as the leader in petrochemical in the future and offers a direct financial incentive on new or expanded petrochemical manufacturing facilities in Alberta. Thus far, capital grant funding of $408 million, with $272 million over the next three years, has been approved for this program.

The plan invests $10 million over two years for the Clean Hydrogen Centre of Excellence to support hydrogen innovation and technology in Alberta. This project expands opportunities for hydrogen production, use and export, supporting economic growth and job creation, while providing low-emissions energy solutions. Additionally, $2 million will be provided over the next two years to install a Pressure Reaction Tower (PRT) system to advance the competitiveness and innovation opportunities for companies looking to capitalize on the growth in agricultural fibres.

Capital Plan | Fiscal Plan 2022– 25	161

Family, Social Supports and Housing

The 2022 Capital Plan includes $301 million over three years for family, social supports and housing. This includes $55.1 million over three years as part of the $65.3 million total project cost to redevelop the Yellowhead Youth Centre facilities to address building deficiencies and accommodate campus-based programs for at-risk youth. The plan also provides $2 million to support for the Children’s Cottage Society Child and Family Centre and Crisis Nursery, which will create a new 35,000 square foot, three-storey Child and Family Centre in Calgary’s northwest community of Montgomery. The space will also include a 20 bed crisis nursery, a family resource centre, therapeutic child development programs, parenting programs, mental health services and culturally-specific programs for the Indigenous and Métis children.

Additionally, Alberta’s Government is providing $15 million over three years for the Aboriginal Business Investment Fund to improve social and economic outcomes for Indigenous communities. The fund will provide capital costs for Indigenous community-owned economic development projects that support jobs, skill capacity development, industry partnerships, and economic growth, improving the overall standard of living and community well-being for Indigenous communities.

Capital funding of $118 million will be made available in the next three years to begin implementation of Stronger Foundations: Alberta’s ten-year strategy to improve and expand affordable housing. The strategy will transform the province’s affordable housing system to address growing demand, increase long-term financial sustainability, and improve accessibility for Albertans with low income. The strategy’s target is to serve 25,000 more households in ten years through a combination of rental assistance and growth of affordable housing supply. The 2022 Capital Plan allocation for strategy implementation includes funding for an Affordable Housing Partnership program and funding to support the optimization of the Alberta Government’s real estate asset portfolio. Stronger Foundations also calls for an increase in indigenous housing support and the 2022 Capital Plan adds $20.7 million of additional funding, for a total of $40.7 million in the Indigenous Housing Capital Program over the next three years.

As part of its asset management strategy and commitment to Stronger Foundations, Alberta’s Government will re-invest all proceeds from asset disposition back into the affordable housing system.

Skills for Jobs

Over the next three years, post-secondary institution projects will be supported with $209 million through the Capital Plan. Projects that expand student capacity and learning environments contribute to Alberta’s long term prosperity and growth by ensuring our population is well-educated and has the skills, knowledge and competencies to enjoy fulfilling lives and careers.

New funding of $58.5 million in Budget 2022 under the Alberta at Work initiative will support the University of Calgary Veterinary Medicine

162	Capital Plan | Fiscal Plan 2022– 25

Expansion, connecting Albertans to jobs that will help address the shortage of large animal veterinarians across the province. In addition, there is $41 million in new funding for the Southern Alberta Institute of Technology John Ware Building Redevelopment project, which will provide a new center of excellence for the culinary program.

Sports and Recreation

Sport, recreation, cultural and community facilities will receive $306 million over the next three years. This funding supports the building and maintenance of community public use infrastructure to enhance the lives of Albertans. The Capital Plan includes $116 million for the Community Facility Enhancement Program for sports, recreational, cultural or other related public-use community facilities, an increase of $15 million per year. Additionally, $80 million will be provided for the Glenbow Museum Revitalization project.

The Budget 2022 Capital Plan also invests $20 million toward the Repsol Sports Centre in Calgary to modernize and expand the facility to address operational inefficiencies, meet current and projected demand, and upgrade the aquatics facilities to meet international event hosting standards. $5 million is being provided toward the Calgary Stampede Foundation SAM centre, which will be the only year-round, immersive experience that invites the community to interact with the history and culture of the Stampede and southern Alberta. The development, led by the Calgary Stampede Foundation, features 30,000 square feet of space consisting of a permanent gallery, a changing exhibits gallery, an immersive digital experience, indoor and outdoor public gathering spaces, artefact and archival collection space, and visitor amenities. Alberta’s Government is also providing funds to support the rehabilitation and modernization of the Medicine Hat Event Centre and Grandstand.

Budget 2022 invests $17.5 million for upgrades to the Canmore Nordic Centre to modernize the facilities, replace the Biathlon building and the stadium and to refresh infrastructure to maximize snow making and storage capacity. These upgrades will ensure the Canmore Nordic Centre is a world-class facility ready for future international events.

Budget 2022 is also contributing $5 million towards the $75 million McMurray Métis Cultural Centre project. The project will comprise a museum and interpretive centre, art gallery, theatre and conference space with amenities and will serve as a central gathering space and administrative and governance centre for the Northeastern Alberta Métis people. Additionally, $3.5 million in funding is being allocated towards Active Communities Alberta: Outdoor Recreation and Community Hub in St. Albert. The hub will feature a covered, refrigerated, outdoor twin arena with a change room building and open air freezeway trail for staking and cross-country skiing.

Capital Plan | Fiscal Plan 2022– 25	163

2021-22 Forecast

The 2021-22 Capital Plan is forecast at $7.4 billion, which is $760 million below the Budget 2021 estimate. The decrease in Capital Plan spending is primarily due to approximately $1 billion of re-profiling to future years on various projects to align cash flows with expected construction progress, primarily on health facilities, school facilities, capital maintenance and renewal projects and federally funded Investing in Canada Infrastructure Program (ICIP) projects. The decrease is partially offset by an increase of $244 million for the federally funded Canada Community Building Fund (CCBF).

Capital Plan 2021-22 Forecast

(millions of dollars)

	2021-22 Budget	2021-22 Forecast	Change from Budget

Ministry

Advanced Education	653	654	1

Agriculture, Forestry and Rural Economic Development	104	114	10

Children’s Services	-	2	2

Community and Social Services	1	1	1

Culture and Status of Women	47	55	8

Education	1,008	848	(160)

Energy	75	58	(17)

Environment and Parks	176	121	(55)

Health	1,266	1,078	(188)

Indigenous Relations	37	31	(6)

Infrastructure	468	292	(176)

Jobs, Economy and Innovation	13	12	(1)

Justice and Solicitor General	18	22	4

Labour and Immigration	1	1	-

Municipal Affairs	1,501	1,737	237

Seniors and Housing	141	144	3

Service Alberta	97	93	(4)

Transportation	2,486	2,070	(416)

Treasury Board and Finance	19	18	(1)

Legislative Assembly	3	3	-

Total Capital Plan	8,114	7,354	(760)

164	Capital Plan | Fiscal Plan 2022– 25

Capital Plan Details

(millions of dollars)

	2022-23 Estimate	2023-24 Target	2024-25 Target	3-Year Total

Municipal Infrastructure Support

Clean Water and Wastewater Fund (CWWF)	13	-	-	13

Canada Community – Building Fund (CCBF)	255	266	266	788

Edmonton and Calgary LRT (Provincial and Federal)	707	1,018	1,042	2,766

First Nations Water Tie-In Program	30	-	-	30

GreenTRIP	18	-	-	18

Investing in Canada Infrastructure Program (ICIP) Projects	152	40	7	199

Local Government Fiscal Framework	-	-	722	722

Municipal Sustainability Initiative	485	485	-	970

Municipal Water and Wastewater Program	62	17	22	101

New Building Canada - Small Communities Fund	-	1	-	1

Public Transit Infrastructure Fund (PTIF)	8	-	-	8

Red Deer Regional Airport Expansion	-	8	-	8

Regional Water/Wastewater Projects – Water for Life	37	43	50	130

Strategic Transportation Infrastructure Program	35	25	25	85

Sundre Wastewater Treatment Plant	8	-	-	8

Total Municipal Support	1,809	1,903	2,134	5,846

Capital Maintenance and Renewal

Airtanker Base Maintenance	-	1	1	2

Environment and Parks	35	37	34	107

Government Owned Facilities	173	85	75	333

Health Facilities	189	147	138	474

Information Technology	17	18	18	53

Innovation Infrastructure Maintenance	2	2	2	6

Post-Secondary Facilities	109	122	122	354

Roads and Bridges	597	524	458	1,580

School Facilities	91	59	59	209

Seniors Facilities and Housing	38	23	23	85

Total Capital Maintenance and Renewal	1,252	1,020	930	3,202

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Capital Plan | Fiscal Plan 2022– 25	165

Capital Plan Details, continued

(millions of dollars)

	2022-23 Estimate	2023-24 Target	2024-25 Target	3-Year Total

Protect Quality Health Care

Alberta Surgical Initiative Capital Program	37	54	41	133

Bridgeland Riverside Continuing Care Centre (Calgary)	53	23	16	91

Calgary Cancer Centre	172	160	-	332

Continuing Care Beds	51	85	68	204

Cyclotron Facility (Calgary)	2	16	24	42

Demolition of High Prairie Health Complex	5	-	-	5

Edmonton hospital	49	22	300	371

Edson Healthcare Centre	2	-	-	2

Foothills Medical Centre Neonatal Intensive Care Unit (Calgary)	15	15	8	38

Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	22	5	-	27

Gene Zwozdesky Centre at Norwood (Edmonton)	124	19	-	142

Health Facility Project Planning Funds	3	2	1	6

La Crete Maternity and Community Health Centre	5	17	24	46

Medical Device Reprocessing Upgrades Program - Phase 1	1	1	-	2

Medical Equipment Replacement and Upgrade Program	30	30	30	90

Medicine Hat Regional Hospital	2	-	-	2

Misericordia Community Hospital Modernization Program (Edmonton)	24	22	-	46

Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment (Calgary)	49	30	19	99

Provincial Pharmacy Central Drug Production and Distribution Centre	13	27	9	49

Recovery Communities	48	-	-	48

Recovery Communities (Stream 2)	3	33	-	36

Red Deer Regional Hospital Centre Redevelopment	25	78	90	193

Rockyview General Hospital ICU/CCU/GI Redevelopment (Calgary)	22	28	23	73

Rural Health Facilities Revitalization Program	15	15	15	45

Stollery Children’s Hospital Critical Care Program (Edmonton)	3	-	-	3

University of Alberta Hospital Brain Centre – Neurosciences Intensive Care Unit (Edmonton)	8	19	23	50

Total Protect Quality Health Care	783	701	691	2,175

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Capital Plan Details, continued

(millions of dollars)

	Estimate	Target	Target	Total

Roads and Bridges

City of Edmonton - 50th Street	14	14	-	28

Deerfoot Trail Upgrades (Calgary)	73	80	42	195

Edmonton/Calgary Ring Roads	266	123	11	400

Highway 11 Twinning from Red Deer west to Rocky Mountain House	-	44	75	120

Highway 19 (East and West ends)	43	-	-	43

Highway 1A Upgrade (Stoney First Nation)	2	15	15	32

Highway 201 Bow River Bridge on SE Stoney Trail	42	-	-	42

Highway 3 Twinning (From Taber to Burdett)	28	47	35	110

Highway 40 grade widening between Grande Cache and Hinton	1	29	12	42

Highway Twinning, Widening and Expansion	213	138	70	420

La Crete Bridge	50	70	65	185

QEII and 40th Avenue Interim Ramp (near Airdrie)	27	11	9	48

Terwillegar Expansion	31	37	24	92

Yellowhead Trail	-	37	50	87

Total Roads and Bridges	789	646	408	1,843

Renewing Educational Infrastructure

Collegiates and Charter School Expansion	27	10	10	47

Modular Classroom Program	48	45	25	118

Previously Announced School Projects	626	332	123	1,081

Schools Capital Projects Budget 2022	44	73	135	251

Total Renewing Educational Infrastructure	744	459	292	1,496

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Capital Plan Details, continued

(millions of dollars)

	2022-23 Estimate	2023-24 Target	2024-25 Target	3-Year Total

Streamlining Service Delivery

Agrivalue Processing Business Incubator (Leduc)	11	2	-	13

Air Data Management System Development	1	-	-	1

Alberta Broadband Strategy	150	100	70	320

Alberta Business Portal	3	-	-	3

Designated Industrial Assessment	1	1	1	2

Designated Industrial Zone Pilot Project	2	3	-	4

Electronic Health Record	6	6	6	17

Government Facilities and Accommodation	76	100	90	267

Government Vehicle Fleet	13	13	13	38

Health IT Systems Development	25	22	22	70

Information Technology and Other Capital	81	76	73	230

Justice Digital	11	11	1	23

Justice Transformation Initiative	2	1	1	4

Land Purchases	8	8	8	25

Modernization of Registry Systems	10	10	10	30

Office of the Public Guardian Information System (OPGTIS)	5	-	-	5

One Information Management and Technology (IMT) Enterprise Priorities	50	51	51	153

Water Management Infrastructure	36	30	30	96

Total Streamlining Service Delivery	490	434	376	1,300

Public Safety and Emergency Services

Alberta Crown Prosecution Services (ACPS) Regional Accommodation and Security Planning Study	1	-	-	1

Alberta First Responders Radio Communications System	2	2	2	7

Bow Reservoir Options Project	6	-	-	6

Correctional Facility Renewal	9	-	-	9

Courthouse Renewal	3	4	-	7

Courthouse Security Assessment Planning	2	-	-	2

Court of Appeal, Calgary	7	23	34	64

Edmonton Law Courts (ELC) Planning Study	1	-	-	1

Flood Recovery Projects	212	188	84	484

Investing in Canada Infrastructure Program (ICIP) Projects	28	7	-	34

Kananaskis Emergency Services Centre	1	-	-	1

Office of the Chief Medical Examiner (OCME) Calgary	7	11	20	38

Red Deer Justice Centre	63	52	37	152

Sherwood Park Courthouse (SPC) Planning Study	1	-	-	1

Total Public Safety and Emergency Services	342	287	177	806

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168	Capital Plan | Fiscal Plan 2022– 25

Capital Plan Details, continued

(millions of dollars)

	2022-23 Estimate	2023-24 Target	2024-25 Target	3-Year Total

Agriculture and Natural Resources

Agriculture Sector Strategy – Irrigation Projects	31	31	54	116

Alberta Petrochemicals Incentive Program	-	136	136	272

Carbon Capture and Storage Initiative	58	58	58	175

Clean Hydrogen Centre of Excellence	5	5	-	10

Fish Hatcheries	29	12	-	41

Irrigation Rehabilitation Program	12	12	12	36

Land Stewardship Fund	15	10	10	35

Other Agriculture and Natural Resources Projects	2	1	-	3

Rural Utilities Program	6	6	6	18

Watercourse Crossing Program	7	7	7	21

Wildfire Facility Upgrade Program	6	6	6	19

Wildfire Management Readiness	-	2	2	4

Total Agriculture and Natural Resources	172	287	291	750

Family, Social Supports and Housing

Aboriginal Business Investment Fund (ABIF)	5	5	5	15

Affordable and Specialized Housing	23	31	27	82

Affordable Housing Strategy

Affordable Housing Partnerships and Strategy Implementation	16	33	48	97

Indigenous Housing Capital Program (Incremental)	4	7	10	21

Central Alberta Child Advocacy Centre	3	-	-	3

Children’s Cottage Society - Child and Family Centre and Crisis Nursery	1	1	-	2

Complex Needs Residential Build PDD Clients	4	3	13	20

Long Term Governance and Funding Agreement (LTA) - Infrastructure and Housing for Metis Settlements	2	-	-	2

Family and Community Housing Development and Renewal	2	-	-	2

Indigenous Housing Capital Program	10	10	-	20

Seniors Housing Development and Renewal	26	12	-	37

Total Family, Social Supports and Housing	96	102	103	301

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Capital Plan | Fiscal Plan 2022– 25	169

Capital Plan Details, continued

(millions of dollars)

	2022-23 Estimate	2023-24 Target	2024-25 Target	3-Year Total

Skills for Jobs

Investing in Canada Infrastructure Program (ICIP) Projects	1	4	4	9

Mount Royal University - Repurposing Existing Facilities	25	20	-	45

SAIT – John Ware Redevelopment	8	16	16	41

University of Alberta – Dentistry Pharmacy – Functional Renewal of Building	56	-	-	56

University of Calgary – Veterinary Medicine Expansion	10	21	27	59

Total Skills for Jobs	100	62	47	209

Sports and Recreation

Active Communities Alberta	4	-	-	4

Calgary Zoo - Canadian Wilds Redevelopment	8	3	-	11

Community Facility Enhancement Program	39	39	39	116

Canmore Nordic Centre Infrastructure Upgrades	11	7	-	18

David Thompson Corridor Upgrades	5	4	-	8

Glenbow Revitalization (Calgary)	36	31	13	80

Investing in Canada Infrastructure Program (ICIP) Projects	15	-	-	15

Medicine Hat Event Centre and Grandstand Development	1	-	-	1

McMurray Métis Cultural Centre	5	-	-	5

Northern Alberta Jubilee Auditorium - Loading Dock Renovation	4	-	-	4

Other Environment and Parks Projects	2	1		3

Other Sports and Recreation Projects	3	7	-	10

Parks Lower Athabasca Regional Plan Implementation	1	3	-	4

Parks South Saskatchewan Regional Plan Implementation	3	1	-	4

Repsol Sport Centre	5	9	6	20

SAM Centre – Calgary Stampede Foundation	3	2	-	5

Total Sports and Recreation	144	104	58	306

Total Capital Plan – Core Government	6,722	6,005	5,508	18,235

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	811	626	509	1,946

Total Capital Plan – Fully Consolidated Basis	7,534	6,631	6,016	20,180

170	Capital Plan | Fiscal Plan 2022– 25

BUDGET 2022

GOVERNMENT OF ALBERTA  |  2022–25

Fiscal Plan

Tax Plan

172	Tax Plan | Fiscal Plan 2022 – 25

Tax Plan

Overview

Alberta is poised to be a leader in economic growth as the recovery from the recent downturn takes hold. Low business taxes, including the reduction of the general corporate income tax rate to eight per cent – accelerated as part of Alberta’s Recovery Plan – have encouraged new investments and jobs. Low personal taxes, including no sales tax or health premium, let Albertans keep more of what they earn.

The government will continue to focus on growing the economy and keeping taxes low for Albertans and Alberta businesses. Once Alberta’s economic recovery from the global pandemic is more fully established, the government will review Alberta’s overall tax system to make sure it is efficient, competitive, encourages economic growth and employment, and provides sufficient revenue.

Alberta’s Advantage

Alberta’s Tax Advantage

Alberta continues to have an overall tax advantage compared to all other provinces, with no sales tax, payroll tax or health premium. In 2022-23, Albertans and Alberta businesses would pay at least $14.8 billion more in taxes if Alberta had the same tax system as any other province. Low overall taxes are an important part of the province’s strategy to encourage investment and job creation, while attracting and retaining skilled labour.

Albertans and Alberta businesses have a tax advantage of at least $14.8 billion compared to other provinces.

Alberta’s Tax Advantage, 2022-23

($ billions)

Source: Alberta Treasury Board and Finance

*

This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of February 2, 2022. This comparison includes personal and corporate income tax, sales tax, fuel tax, carbon charges (excluding the federal carbon pricing backstop), tobacco tax, health premium, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

Tax Plan | Fiscal Plan 2022 – 25	173

A family with two children earning $75,000 would pay over $1,400 more provincial tax in B.C. and nearly $3,800 more in Ontario.

This overall tax advantage supports investment, employment, and economic growth, with Alberta having the highest GDP per capita among provinces. In turn, this helps grow Alberta’s tax bases, and related tax revenues needed to fund the programs and services Albertans depend on, without having to rely on higher taxes.

Provincial Nominal GDP per Capita, 2021

($ thousands)

Sources: Alberta Treasury Board and Finance, Statistics Canada and Scotiabank Economics

Albertans Have More to Spend and Save

Alberta workers continue to have the highest average earnings across all provinces, not only in the energy sector but also in other sectors. Albertans also enjoy the lowest overall taxes among provinces, with low personal income and fuel taxes, and no provincial sales tax, payroll tax or health premium. A family with two children earning $75,000 would pay over $1,400 more provincial tax in British Columbia and nearly $3,800 more in Ontario than it would in Alberta. A similar family earning $150,000 would pay nearly $4,900 more in British Columbia and over $8,700 more in Ontario (see the Annex for additional comparisons).

174	Tax Plan | Fiscal Plan 2022 – 25

Alberta’s Personal Tax Advantage Over Other Provinces, 2022

Source: Alberta Treasury Board and Finance

*

Assumes a single income family with two children, with RRSP/RPP contributions of $6,000, $15,000 and $29,210 for the $75,000, $150,000 and $300,000 families, respectively. Includes personal income tax, sales tax, health premium, payroll tax, fuel tax and net provincial carbon tax.

Alberta’s earnings premium and tax advantage mean that after-tax incomes in Alberta are the highest among provinces. According to Statistics Canada’s Canadian Income Survey, Alberta families earned a median after-tax income of $99,400 in 2019, nearly $10,000 higher than in British Columbia and Ontario.

Median After-Tax Family Income in 2019

($ thousands)

Source: Statistics Canada

Tax Plan | Fiscal Plan 2022 – 25	175

Alberta Taxfilers

Source:	Alberta Treasury Board and Finance

Alberta’s personal income tax system is also designed to protect lower- and middle-income individuals. It provides the highest basic personal and spousal amounts among provinces, and higher tax bracket thresholds that do not start until taxable income exceeds $131,220. As a result, a large number of Albertans pay little or no provincial income tax. Of the 3.1 million Albertans who filed tax returns in 2019 (the most recent year of data), almost 40 per cent paid zero provincial income tax. Lower-income families can also earn up to $5,120 annually from the Alberta Child and Family Benefit (ACFB), which will provide estimated benefits of $335 million to Alberta families in 2022-23.

When all major taxes are considered, the bottom half of income earners pay 12 per cent of all provincial taxes collected from individuals, compared to the 42 per cent paid by the top 10 per cent of income earners. Other provinces collect a higher proportion of their tax revenue from lower-income individuals.

Share of Provincial Tax Revenue by Taxfiler Income Percentile, 2022

Source:	Alberta Treasury Board and Finance (TBF) calculations using Statistics Canada’s SPSD/M version 28.1. Responsibility for the results and their interpretation lies with TBF.
*

Numbers may not add due to rounding. Includes personal income tax, sales tax, health premium, fuel, tobacco and amusement taxes, liquor profits/taxes and net provincial carbon tax. Percentiles are for total income.

Beyond our tax advantage, Alberta’s attractiveness as a place to live and work is further enhanced by some of the lowest home prices among major Canadian urban centres. According to the Royal Bank of Canada’s latest data on housing affordability, it took 33 per cent of median pre-tax household income in Calgary and 29 per cent in Edmonton to cover home ownership costs in the third quarter of 2021. This was well below that of the Vancouver area (64 per cent), the Toronto area (62 per cent) and the national average (48 per cent). In the face of surging prices in major centres like Toronto and Vancouver, housing affordability has emerged as one of Alberta’s key advantages.

176	Tax Plan | Fiscal Plan 2022 – 25

Share of Median Household Income Needed to Cover Ownership Costs

Q3 2021

Source: Royal Bank of Canada Housing Trends and Affordability Report, December 2021

Alberta’s Tax Regime Attracts Investment and Job Creators

A competitive business tax environment, both nationally and internationally, is crucial to attracting companies that will invest and create jobs. The government has taken significant action to enhance Alberta’s business tax competitiveness by introducing – and then accelerating – the Job Creation Tax Cut. This reduced Alberta’s general corporate income tax rate from 12 per cent in the first half of 2019 to eight per cent on July 1, 2020. Alberta’s general corporate income tax rate is now 30 per cent lower than the next lowest provincial rate and the combined federal-provincial rate is lower than the combined federal-state rate in 44 U.S. jurisdictions.

Provincial General Corporate Income Tax Rates, 2022

(%)

Source: Alberta Treasury Board and Finance

Alberta’s corporate income tax rate is now 30 per cent lower than the next lowest provincial rate.

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In addition to the lowest corporate income tax rate in Canada, Alberta’s corporate tax advantage also includes no payroll tax, no capital tax and no sales tax. Alberta’s lower corporate tax burden supports investment and employment throughout the economy, in contrast to targeted tax measures that only benefit limited sectors and activities. Further, when this low corporate tax environment is combined with Alberta’s demonstrated commitment to reduce red tape, Alberta is sending a strong message that the province is open for business. By restoring Alberta’s investment competitiveness and business confidence, the government is following through on its commitment to getting Albertans back to work.

Alberta offers other important advantages to businesses that expand or establish operations in this province. These advantages include the highest population share in Canada of individuals aged 15-45, a highly educated workforce and some of the lowest office lease rates among major urban centres. For example, average downtown Class A office space in Calgary is renting at less than half the cost of similar properties in Toronto and at around one-third the cost in Vancouver.

Average Downtown Office Net Rent by City (Class A Property)

Q4 2021

Source: CBRE Research

178	Tax Plan | Fiscal Plan 2022 – 25

Alberta’s tax system and programs are also designed to support innovation among businesses of all sizes, further promoting economic growth and employment in Alberta. Small and medium-sized firms in their startup and growth phases can benefit from the Innovation Employment Grant (IEG), as they may not be able to benefit as much from the eight per cent corporate income tax rate. The IEG, which is unique in Canada, provides an enhanced incentive of up to 20 per cent for businesses that are growing their research and development (R&D), while still providing a competitive base amount of eight per cent on all qualifying R&D. For medium- and larger-sized businesses that have begun to commercialize their R&D and sell their products, Alberta’s low corporate tax rate encourages these businesses to stay in Alberta, by rewarding them for the successes of their R&D and investment. Together, the IEG and the eight per cent corporate income tax rate support companies of all sizes and at all stages of their business life cycles.

Tourism Levy

On April 1, 2021, the Tourism Levy Act was amended to extend Alberta’s tourism levy to short-term rentals (STRs) listed on online marketplaces (e.g., Airbnb, Vrbo, Booking.com). This measure, announced in Budget 2019, was intended to level the playing field among Alberta’s temporary accommodation providers. To minimize red tape, these amendments also authorized online marketplaces to voluntarily collect and remit the levy on behalf of their Alberta hosts. However, while the government has been working closely with online marketplaces to facilitate their collection and remittance of the levy, to date none have taken on these responsibilities, despite collecting taxes in other provinces.

To collect the tax more efficiently and consistently, and to minimize red tape for operators as originally intended, new legislative amendments will be brought forward in 2022 to require online marketplaces to collect and remit the tourism levy on behalf of their Alberta short-term rental hosts (additional details to follow when the legislation is released). This is similar to how some other provinces collect taxes on STRs. These amendments will also allow traditional accommodation providers – such as hotels and motels – that are listed on online marketplaces to continue to collect and remit the tourism levy on their own behalf.

Tobacco Tax

Smokeless tobacco includes products that are consumed orally and are not smoked or heated, such as chewing tobacco. These products are currently taxed at the rate of 41.25 cents per gram, as part of a catch-all category that applies to several tobacco products. Alberta will move to introduce a separate category for smokeless products, similar to Saskatchewan. The tax rate for the new smokeless tobacco category will be set at 27.5 cents per gram to align with Alberta’s per cigarette tax rate. This will reduce the tax rate differential between Saskatchewan and Alberta, as well as the incentive for Albertans to purchase smokeless tobacco outside the province. This change will take effect on March 1, 2022 and is estimated to reduce revenue by $10 million in 2022-23.

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Education Property Tax

The education property tax provides Alberta’s education system with a stable source of funding. The tax supports all public and separate school students and helps pay for instructional costs, including teacher salaries, textbooks and other classroom resources. The share of educational operating costs covered by the tax was 30 per cent in 2021-22, compared to 35 per cent in 2001-02.

In Budget 2020, revenue from the tax was set to increase at the rate of population growth plus inflation, resulting in growth of 3.4 per cent to $2.6 billion. However, with the onset of the pandemic, the government reversed that increase and instead froze property tax revenue for 2020 at 2019 levels to lessen the burden on Albertans and Alberta businesses. This freeze remained in place for 2021, as COVID-19 continued to have significant impacts on households and businesses.

Now that Alberta’s economy is beginning to recover, and with funding increases being provided to Alberta’s education system, it is important that Alberta continue to be able to rely on this stable source of funding. However, in recognition that the province and households are still recovering, the government will not be adjusting the education property tax requisition by the rate of population growth plus inflation. Rather, the requisition will be adjusted upwards by a modest 1.5 per cent in 2022-23 to $2.5 billion, to help keep up with the increase in education operating costs. The 2022-23 requisition will remain about $50 million below the original amount proposed in Budget 2020.

The mill rates used to calculate the tax need to be adjusted slightly, from $2.56 to $2.65 per $1,000 of equalized assessment for residential/farmland property. The non-residential rate will be adjusted from $3.76 to $3.90.

Over time, the province’s share of the total provincial and municipal property tax revenue has fallen substantially, from 51 per cent in 1994 to 25 per cent in 2020.

  Provincial and Municipal Property Tax Revenue, 1994 to 2020

Sources: Alberta Treasury Board and Finance and Alberta Municipal Affairs

180	Tax Plan | Fiscal Plan 2022 – 25

Other Initiatives

Canada Workers Benefit

The Canada Workers Benefit (CWB) is a federal refundable tax credit that provides tax relief for lower-income working individuals and families. The CWB was significantly enhanced starting in 2021. This included making the benefit available to a wider range of income earners.

As in the past, Alberta has reconfigured the program to better meet the needs of Albertans. Specifically, Alberta’s reconfiguration continues to:

•	Align the phase-in income level with the Income Support (IS) earnings exemption threshold ($2,760) to help offset the impact of Alberta IS benefits being clawed back as a recipient’s employment income rises.

•	Provide additional support to single individuals without children, in recognition that the working component of the Alberta Child and Family Benefit already provides support based on employment income to lower-and middle-income families with children.

Under the enhanced reconfigured benefit, no CWB recipient will receive a lower benefit, and many will receive a higher benefit. Payments under the enhanced CWB will begin in 2022, with more information available at www.canada.ca/en/revenue-agency/services/child-family-benefits/canada-workers-benefit.html.

Taxation of Vaping Products

In Budget 2019, Alberta became the first province to announce a tax on vaping products, to discourage youth vaping by making these products less affordable. Budget 2020 provided more details about the proposed tax, indicating that the tax would be introduced at a rate of 20 per cent on the retail sale price. However, in March 2020, with the onset of the COVID-19 pandemic, the government paused the implementation of the tax in order to avoid placing additional compliance burdens on Alberta businesses.

In its 2021 budget, the Government of Canada announced its intention to bring in a federal taxation framework for vaping products in 2022. As part of this announcement, the federal government indicated the possibility of federal-provincial coordination of this tax, similar to how cannabis is taxed in Canada. A coordinated tax structure would minimize the burden on Alberta businesses and could also reduce the risks of inter-provincial smuggling and tax leakage. Consequently, Alberta will work with the federal government to explore a coordinated taxation approach to collect a provincial tax on vaping products sold in Alberta, instead of introducing a stand-alone provincial tax.

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BLANK PAGE 182

Tax Plan

Annex

Tax Plan | Fiscal Plan 2022 – 25	183

Tax Revenue, 2022-23

(millions of dollars)

Total Tax Revenue: $23,049 million

184	Tax Plan | Fiscal Plan 2022 – 25

Tax Revenue Sources, 2022-23

(millions of dollars)

Tax	Total Revenue	Rate	Revenue per Unit

1. Personal Income Tax	13,382

All taxable income	12,242	10% of all taxable income	1,224.2 per point

Taxable income > $131,220[a]	1,140	multiple rates	n/a

2. Corporate Income Tax	4,040

General	3,777	8.0%	472.1 per point

Small business	263	2.0%	131.5 per point

3. Education Property Tax[b]	2,519

Residential/farmland property	1,597	$2.65 / $1,000 of assessment	602.6 per mill

Non-residential property	922	$3.90 / $1,000 of assessment	236.4 per mill

4. Tobacco Tax	640	$55/carton	11.6 per $/carton

5. Fuel Tax	1,319

Gasoline	736	13.0 ¢/litre	56.6 per ¢/litre

Diesel	548	13.0 ¢/litre	42.2 per ¢/litre

Locomotive	20	5.5 ¢/litre	3.6 per ¢/litre

Aviation	10	1.5 ¢/litre	6.7 per ¢/litre

Propane	5	9.4 ¢/litre	0.5 per ¢/litre

6. Freehold Mineral Rights Tax	96	n/a	n/a

7. Insurance Tax	819

Life, accident, sickness	200	3.0% of premium	66.7 per point

Other	619	4.0% of premium	154.8 per point

8. Tourism Levy	73	4.0%	18.3 per point

9. Cannabis Tax	157	multiple rates	n/a

10. Vaping Products Tax	4	n/a	n/a

*

Numbers may not add due to rounding. The revenue per unit amounts are linear calculations and cannot be used to accurately estimate the revenue impact of rate changes, as these calculations do not account for the impact rate changes have on taxpayer behaviour.

a	This amount estimates revenue attributable to the 12%, 13%, 14% and 15% tax rates.
b	This amount reflects the total requisition requested, but does not include any amounts deducted for the Provincial Education Requisition Credit Program.

Tax Plan | Fiscal Plan 2022 – 25	185

 Alberta Non-Refundable Tax Credit Block, 2022

 (dollars)

	Maximum Amount	Reduction in Alberta Tax

Basic personal amount	19,369	1,937

Spousal amount	19,369	1,937

Eligible dependant amount	19,369	1,937

Age amount	5,397	540

Infirm dependant amount	11,212	1,121

CPP contributions	3,500	350

EI premiums	953	95

Pension income amount	1,491	149

Disability amount	14,940	1,494

Disability supplement	11,212	1,121

Adoption expenses	13,247	1,325

Medical expenses	Variable	Variable

Medical expenses (other dependants)	Variable	Variable

Caregiver amount	11,212	1,121

Interest on student loans	Variable	Variable

Donations and gifts

first $200	200	20

over $200	75% of income	Variable

*	In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of total donations and gifts over $200, the credit rate is 21%.

Alberta Personal Income Tax Brackets, 2022

Income Bracket	Tax Rate (%)

Up to $131,220	10

$131,220.01 to $157,464	12

$157,464.01 to $209,952	13

$209,952.01 to $314,928	14

$314,928.01 and up	15

186	Tax Plan | Fiscal Plan 2022 – 25

Alberta Child and Family Benefit Program Parameters, 2022-23

Program Parameters	Base Component	Working Component

Benefit amounts

1 child	$1,330	$681

2 children	$1,995	$1,301

3 children	$2,660	$1,672

4 or more children	$3,325	$1,795

Phase-in rate	N/A	15.00%

Income phase-in threshold	N/A	$2,760

Phase-out rates

1 child	8.05%	3.40%

2 children	12.07%	6.49%

3 children	16.09%	8.34%

4 or more children	20.11%	8.95%

Income phase-out threshold	$24,467	$41,000

*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.

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 Tax Expenditure Estimates, 2022

 (millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	27.9

Social assistance payments exemption	11.3

Union and professional dues deduction	47.8

Child care expense deduction	31.3

Flow-through share deduction	11.7

Capital gains inclusion rate (50%)	415.4

Lifetime capital gains exemption	144.6

Security options deduction	52.1

Northern residents deduction	38.2

Provincial Measures

Basic personal amount	5,281.5

Spousal amount	349.4

Eligible dependant amount	109.6

Age amount	136.4

Pension income amount	61.9

Caregiver amount	24.6

Disability amount	67.0

Disability amount transferred from a dependant	57.6

Interest paid on student loans	4.7

Amounts transferred from a spouse or common-law partner	25.3

Medical expenses	87.0

Donations and gifts	308.6

Political contributions	5.2

Corporate Income Tax

Small business rate	790.0

Donations and gifts	23.0

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	236.0

Alberta Farm Fuel Benefit (marked fuel)	79.0

Reduced rate for locomotive fuel	27.0

Exemption for aviation fuel used on international flights	3.0

Education Property Tax

Community Revitalization Levy	17.9

Transfers Through the Tax System[a]

Innovation Employment Grant (IEG)	74.0

Alberta Child and Family Benefit (ACFB)	335.0

Film and Television Tax Credit (FTTC)	70.0

*	Due to interactions between tax expenditures, they cannot generally be added together to determine the fiscal impacts of concurrently eliminating multiple tax expenditures.
*	Personal income tax and education property tax expenditures are reported on a calendar year basis. The remaining expenditures are reported on a fiscal year (2022-23) basis.
a

Transfers through the tax system are reported in ministries’ operating expense. The amount for the ACFB is reported by Children’s Services and the amounts for the IEG and FTTC are reported by Jobs, Economy and Innovation.

188	Tax Plan | Fiscal Plan 2022 – 25

Interprovincial Tax Comparison, 2022
(dollars)

	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $35,000 – One Income Couple with Two Children

Provincial income tax	(2,025)	(1,709)	(1,239)	(253)	(3,029)	(6,715)	291	1,165	732	-

Provincial sales tax	-	892	924	1,479	623	957	1,496	2,234	2,067	1,400

Health premium	-	-	-	-	300	-	-	-	-	-

Payroll tax	-	341	-	289	380	1,000	-	-	-	354

Fuel tax & net carbon tax	390	537	450	420	441	576	641	465	574	821

Total	(1,635)	61	135	1,935	(1,285)	(4,182)	2,428	3,864	3,373	2,575

Alberta Tax Advantage		1,696	1,770	3,570	350	(2,547)	4,063	5,499	5,008	4,210

Employment Income of $75,000 – One Income Couple with Two Children

Provincial income tax	2,581	1,509	2,396	4,277	2,809	967	5,494	6,716	5,913	5,797

Provincial sales tax	-	1,132	1,169	1,865	2,104	3,011	2,747	2,820	2,848	2,852

Health premium	-	-	-	-	600	-	-	-	-	-

Payroll tax	-	732	-	619	813	2,142	-	-	-	759

Fuel tax & net carbon tax	390	1,024	450	420	441	576	641	465	574	821

Total	2,971	4,397	4,015	7,181	6,767	6,696	8,882	10,001	9,335	10,229

Alberta Tax Advantage		1,426	1,044	4,210	3,796	3,725	5,911	7,030	6,364	7,258

Employment Income of $100,000 – Two Income Couple with Two Children

Provincial income tax	4,438	2,301	4,059	5,989	3,250	3,918	6,274	7,397	6,982	6,387

Provincial sales tax	-	1,344	1,379	2,213	2,532	3,551	3,461	3,422	3,437	3,457

Health premium	-	-	-	-	900	-	-	-	-	-

Payroll tax	-	975	-	825	1,085	2,856	-	-	-	1,012

Fuel tax & net carbon tax	585	1,404	675	630	662	864	961	698	819	1,197

Total	5,023	6,024	6,113	9,657	8,429	11,189	10,696	11,517	11,238	12,053

Alberta Tax Advantage		1,001	1,090	4,634	3,406	6,166	5,673	6,494	6,215	7,030

Employment Income of $200,000 – Two Income Couple with Two Children

Provincial income tax	12,736	10,244	14,256	18,323	11,621	19,728	18,457	21,291	19,915	18,701

Provincial sales tax	-	2,184	2,224	3,515	4,179	5,703	5,555	5,461	5,507	5,547

Health premium	-	-	-	-	1,350	-	-	-	-	-

Payroll tax	-	1,951	-	1,650	2,169	5,712	-	-	-	2,024

Fuel tax & net carbon tax	585	1,404	675	630	662	864	961	698	819	1,197

Total	13,321	15,783	17,155	24,118	19,981	32,007	24,973	27,450	26,241	27,469

Alberta Tax Advantage		2,462	3,834	10,797	6,660	18,686	11,652	14,129	12,920	14,148

Calculations are based on other provinces’ tax parameters known as of February 2, 2022.

*	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.
*	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two-income families.
*

Net carbon tax reflects direct provincial taxes and rebates only and is based on the fuel tax gasoline consumption assumptions and base natural gas consumption of 135 GJ/year for a family of four, adjusted based on provincial home heating consumption patterns. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge and rebate under the federal carbon pricing backstop, are excluded.

*	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the $35,000, $75,000, $100,000 and $200,000 families, respectively.
*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.
*	The children are assumed to be 6 and 12 years old.

Tax Plan | Fiscal Plan 2022 – 25	189

Major Provincial Tax Rates, 2022

			AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Statutory rate range

lowest rate	(%	)	10.00	5.06	10.50	10.80	5.05	15.00[a]	9.40	8.79	9.80	8.70

highest rate	(%	)	15.00	20.50	14.50	17.40	13.16	25.75[a]	20.30	21.00	16.70	21.80

Surtax	(%	)	-	-	-	-	20/36[b]	-	-	-	10.00	-

Combined federal/provincial top marginal rate[c]	(%	)	48.00	53.50	47.50	50.40	53.53	53.31	53.30	54.00	51.37	54.80

Personal amount	($	)	19,369	11,302	16,615	10,145	11,141	16,143	10,817	8,481	11,250	9,803

Spousal amount	(max.$	)	19,369	9,678	16,615	9,134	9,460	16,143[d]	9,186	8,481	9,555	8,011

Corporate Income Tax

General rate	(%	)	8.0	12.0	12.0	12.0	11.5	11.5	14.0	14.0	16.0	15.0

M&P rate	(%	)	8.0	12.0	10.0	12.0	10.0	11.5	14.0	14.0	16.0	15.0

Small business

rate	(%	)	2.0	2.0	0.0[e]	0.0	3.2	3.2	2.5	2.5	1.0	3.0

threshold	($000)		500	500	600	500	500	500	500	500	500	500

Capital Tax

Financial institutions	(max.%	)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0

Sales Tax	(%	)	-	7.0	6.0	7.0	8.0	9.975	10.0	10.0	10.0	10.0

Taxes on Gasoline[f]	(¢/litre	)	13.0	24.46[g]	15.0	14.0	14.7[h]	19.2[h,i]	19.71[h,j]	15.5[h]	15.1[h,j]	23.34[h,j]

Tobacco Tax	($/carton	)	55.00	65.00	54.00[h]	60.00[h]	36.95[h]	29.80	51.04[h]	59.04[h]	55.04[h]	65.00[h]

Payroll Tax	(max.%	)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of February 2, 2022.

a	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
b	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $4,991 and an additional 36% of basic tax in excess of $6,387.
c	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
d	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
e	Saskatchewan’s small business tax rate was temporarily lowered from 2% to zero on October 1, 2020. It will be raised to 1% on July 1, 2022 and will return to 2% on July 1, 2023.
f

Taxes on gasoline include provincial gasoline and carbon taxes. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge under the federal carbon pricing backstop (imposed in Alberta, Saskatchewan, Manitoba and Ontario), are excluded.

g

BC’s rate includes its 9.96¢/litre carbon tax on gasoline. Additional gasoline tax rates of 12.5¢/litre and 5.5¢/litre are imposed in the greater Vancouver and Victoria areas but are not included in the rate shown.

h	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
i	An additional tax on gasoline of 3¢/litre is imposed in the Montreal area but is not included in the rate shown.
j	The rates for New Brunswick and Newfoundland and Labrador include their 8.84¢/litre provincial carbon taxes on gasoline, while PEI’s rate includes its 6.63¢/litre provincial carbon tax.

190	Tax Plan | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA | 2022–25

Fiscal Plan

Debt

Debt	193

Provincial Debt Outstanding	193

Debt and Borrowing Projections	195

Debt Servicing Costs	196

Reducing Alberta’s Outstanding Debt	197

192	Debt | Fiscal Plan 2022 – 25

Debt

Provincial Debt Outstanding

The province borrows money for a number of reasons: to support its fiscal and capital plans, to manage short-term cash movements, to maintain its cash reserve, to refinance maturing debt and to lend money to various provincial corporations and to local authorities.

On March 31, 2021, Alberta had $117.5 billion in total debt outstanding. This includes all debt issued by the Province of Alberta, money borrowed directly by the Alberta Capital Finance Authority prior to 2011, and P3 contracts.

Of the total, $6.1 billion is lent to government-business enterprises (or GBEs). GBEs’ debt is listed on their financial statements and is not consolidated with provincial debt on the government’s financial statements. The remainder of $111.4 billion is shown in the consolidated statement of financial position. It is comprised of $93.0 billion in taxpayer supported debt and $18.4 billion in self-supported loans.

Currently, there are three government business enterprises that borrow from the government: ATB Financial, the Alberta Petroleum Marketing Commission and the Balancing Pool. The debt held by one consolidated entity, the Agriculture Financial Services Corporation and the loans to local authorities program is considered self supported debt as there are income producing assets used to make payments on this debt.

Management of the debt aims to minimize interest costs while prudently managing interest rate, refinancing, liquidity and other risks. There are three key strategies. Maintaining access to multiple markets reduces interest costs and enhances liquidity. Managing the maturities of the debt minimizes the amount of debt maturing in any year. This second strategy reduces refinancing risk and interest rate risk. Liquidity risk is reduced further by holding a prudent amount of cash needed to meet expected near-term cash flows. This also helps to avoid issuing debt in unfavourable market conditions.

Alberta issues debt with maturities ranging from one day to over 30 years. Much of the short-term debt (maturity of one day to one year) is issued with an initial term to maturity of three months or less. Long-term debt (maturity greater than one year) is most commonly issued in terms of five, 10 and 30 years. While other terms to maturity are available, bonds with five, 10 or 30 year terms to maturity have the greatest demand among bond market investors.

As of March 31, 2021, outstanding short-term debt was $12.1 billion, and outstanding long-term debt was $101.0 billion. The province also had $3.1 billion in P3 liabilities at that time.

The province issues short-term debt for two purposes. First, short-term debt is often issued for roughly one to 15 days to manage fluctuating cash balances. Second, short-term debt is often issued and re-financed regularly upon maturity to mimic debt with a floating interest rate. This method of achieving a floating interest rate exposure is usually more cost-effective than issuing floating rate bonds. Typically about 30 per cent of outstanding short-term debt is used to meet the financing needs of provincial corporations.

Composition of Alberta Debt

March 31, 2021

Composition of Alberta Debt

March 31, 2021

Debt | Fiscal Plan 2022 – 25	193

Short-Term Debt by Market

March 31, 2021

Long-Term Debt by Market

March 31, 2021

Long-term debt is raised in Canadian and global capital markets through the sale of bonds to investors, including pension funds, insurance companies, banks, central banks and other institutional investment managers.

Selling bonds is less costly than other forms of long-term borrowing, such as bank loans. Bonds typically have a fixed interest rate, but floating interest rate bonds can also be issued. Payments before the maturity of the bond are most often interest-only payments, leaving the entire principal amount, or par value, to be repaid on the bond’s maturity date (bullet bond). The province uses long-term debt for most of its financing requirements as well as the financing needed to make loans to provincial corporations and local authorities.

The government borrows from multiple markets across the globe to lower costs and maintain strong access to liquidity. While most long-term debt is issued in Canadian markets, the government has a target to issue approximately 30 per cent per cent of long-term debt in foreign markets, depending on market conditions. It is important to note that the government takes no currency-related risks when issuing debt in foreign currencies1.

Short-term debt is issued in both Canada and the United States, while long-term debt is issued in Canada and other markets. Bonds have been issued in nine different foreign currencies to date (American dollars, Euros, British pounds, Australian dollars, Swiss francs, Swedish krona, Norwegian kroner, South African rand and New Zealand dollars). The province will also look at issuing debt in other currencies if it reduces borrowing costs. Investors around the world buy Alberta’s debt, regardless of currency.

On March 31, 2021, outstanding taxpayer supported short-term debt had an average term to maturity of 69 days and an average cost of 0.15 per cent. The average term to maturity of taxpayer supported long-term debt on March 31, 2021, was 12.0 years and the average cost was 2.37 per cent. The average term to maturity for all taxpayer supported debt was 11.2 years and the average cost was 2.19 per cent on March 31, 2021.

[1]

The primary reason for this policy is that large movements in the value of the Canadian dollar tend to be strongly correlated with the price of oil. When the price of oil goes down, typically the value of the Canadian dollar also goes down. The province’s revenue and economic health are also strongly correlated with oil prices. Falling oil prices that result in a falling Canadian dollar would cause Alberta’s foreign debt to be more expensive in Canadian dollars at the same time that the province’s revenue have declined.

A deficit occurs when a government’s expenses are greater than its revenues during the fiscal year. The deficit is an accounting measure and is not a measure of cash spent less cash received.

A structural deficit refers to deficits that persist during times of normal economic activity and that are not caused by a short-term economic downturn.

Debt is the money that is owed to lenders. Debt is required when government’s cash outflows exceed its cash inflows.

194	Debt | Fiscal Plan 2022 – 25

Short-Term Debt Maturities

March 31, 2021

Long-Term Debt Maturities

March 31, 2021

Debt and Borrowing Projections

Taxpayer supported debt outstanding is estimated to total $97.7 billion at the end of 2021-22 and $94.7 billion at the end of 2022-23. These estimates are $18.1 billion and $33.4 billion lower than what was estimated in Budget 2021.

Taxpayer supported debt of $94.7 billion is equal to 24.3 per cent of GDP and 151 per cent of total revenue. Taxpayer supported debt per capita is forecasted to be $21,020. Net financial liabilities are projected to be $65.1 billion at fiscal 2022-23 year’s end. In relative terms, this is 16.7 per cent of GDP and 104 per cent of revenue. On a per capita basis, net financial liabilities are expected to be $14,439.

Debt | Fiscal Plan 2022 – 25	195

Taxpayer Supported Debt Per Capita

The government is projected to borrow $3.5 billion for 2022-23, including borrowing for purposes other than to finance the fiscal and capital plans. This is a decrease of $15.3 billion from what was estimated in Budget 2021. The decreased borrowing requirements result primarily from the fiscal position moving into a surplus.

The province is forecasting to borrow $7.8 billion in 2023-24 and $5.6 billion in 2024-25. Most of the borrowing will be completed using long-term debt. The borrowing strategy will remain similar to that of the recent past: build liquid benchmark bonds in the Canadian bond market, target approximately 30 per cent to be issued in foreign markets and issue debt in multiple terms to maturity out to 30 years.

Debt Servicing Costs

Consolidated debt servicing costs are estimated to be $2.4 billion in 2021-22 and $2.7 billion in 2022-23. Debt servicing costs on taxpayer supported debt are projected to be $2.2 billion in 2021-22 and $2.4 billion in 2022-23.

Debt Servicing Costs

196	Debt | Fiscal Plan 2022 – 25

This represents 3.6 per cent of estimated total revenue in 2021-22 and 3.9 per  cent in 2022-23.

Reducing Alberta’s Outstanding Debt

Reducing and eventually eliminating the province’s debt requires that the budget be balanced and in a surplus. Since debt is also used to finance capital spending, the government will need to continue to produce surpluses while prudently managing capital budgets in order to eliminate the need for capital borrowing and to pay down debt. At such a time the budget has been balanced, Alberta’s government will consider implementing a fourth fiscal anchor - dedicating surplus revenue to debt reduction and/or investment in the Alberta Heritage Savings Trust Fund. It is not expected that new borrowing will be required during the 2022-23 fiscal year and as some debt matures, it will be paid off.

Net Debt to GDP

Fiscal Anchors

As outlined in Budget 2021, Alberta’s government has identified several indicators to help evaluate the province’s fiscal sustainability – that is, the ability to continue providing core services including health care, education, social services for vulnerable Albertans, an efficient and effective justice system and dependable infrastructure. These metrics help guide work to address the debt, improve the efficiency of government and solidify opportunities for a prosperous future.

One of the fiscal anchors is keeping net debt to Gross Domestic Product (GDP) ratio well below 30 per cent. Why use net debt to GDP? This ratio measures the relationship between government obligations and its capacity to raise funds to meet these obligations. This is an indication of the burden of government debt on the economy. Key financial stakeholders including investors and credit rating agencies monitor this ratio.

Debt | Fiscal Plan 2022 – 25	197

Borrowing Requirements

(millions of dollars)

	2021-22 Forecast	2022-23 Budget	2023-24 Target	2024-25 Target

Taxpayer supported debt	7,145	224	6,326	5,390

Self supported debt*	305	2,251	995	(24)

Government business enterprises	1,174	1,003	504	284

Total borrowing requirements	8,624	3,478	7,825	5,650
* Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities

Borrowing Sources

(millions of dollars)

	2021-22 Forecast	2022-23 Budget	2023-24 Target	2024-25 Target

Money market (net change)	4,059	782	298	598

Public private partnerships	43	81	39	1

Long-term debt	4,522	2,615	7,488	5,051

Total	8,624	3,478	7,825	5,650

Debt Servicing Costs

(millions of dollars)

	2021-22 Forecast	2022-23 Budget	2023-24 Target	2024-25 Target

Direct debt	2,101	2,315	2,289	2,276

Public private partnerships	129	128	125	124

Taxpayer supported debt servicing costs	2,230	2,443	2,414	2,400

Self supported debt	171	219	340	437

Total consolidated debt servicing costs	2,401	2,662	2,754	2,837

198	Debt | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA   |   2022–25

Fiscal Plan

Tables

Note on accounting policy changes:

The Public Sector Accounting Board has released updates to standards that are effective in the 2022-23 fiscal year beginning April 1, 2022, for Asset Retirement Obligations and Financial Instruments. The impact of the changes are not included in Budget 2022, as work is still required before they can be accurately implemented. The new standards must be incorporated in the audited 2022-23 year-end financial statements.

•

The Asset Retirement Obligations standard provides guidance on accounting for and reporting on liabilities related to retirement of capital assets. As some types of assets will need decommissioning and remediation work, and therefore resources to be available for it, the standard will require recognition of the future outlay when the asset is added, and then recalibration annually as the asset is used and moves closer to disposal. On adoption, a liability will be added to the Statement of Financial Position, and related assets will be re-valued to reflect the liabilities.

•

The Financial Instruments and related standards provide guidance on recognition, measurement and reporting of financial assets and liabilities, including derivatives, foreign currency transactions, remeasurement gains and losses, and risk disclosures. The intent is to align reporting or disclosure requirements with international standards, recognizing fair market value of financial instruments that are managed on a fair value basis, instead of amortized book value, improve disclosure of risks associated with financial instruments and recognize foreign currency financial instruments at current exchange rates rather than locked-in hedge rates.

Note: Amounts presented in tables may not add to totals due to rounding.

200	Tables | Fiscal Plan 2022 – 25

Summary Statement of Operations

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Revenue

Tax revenue	19,578	19,065	22,060	23,034	24,737	26,264

Non-renewable resource revenue	3,091	2,856	13,237	13,840	12,328	10,916

Federal transfers	10,532	10,181	11,306	12,054	11,641	11,895

Investment income	2,643	2,205	4,660	3,173	3,492	3,699

Other	7,293	9,390	10,429	10,506	10,936	11,077
Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852

Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)

Operating expense	46,205	48,280	49,122	50,800	51,767	52,793

Capital grants	1,752	2,608	2,203	2,148	2,427	2,597

Amortization / inventory consumption / loss on disposals	3,659	4,009	3,753	4,057	4,161	4,182

Debt servicing costs	2,486	2,764	2,401	2,662	2,754	2,837

Pension provisions	(282)	(369)	(363)	(289)	(299)	(309)
Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)	53,820	57,294	57,116	59,378	60,810	62,100

COVID-19 / Recovery Plan operating expense	4,059	919	2,636	687	474	153

COVID-19 / Recovery Plan capital grants	649	196	427	281	168	148

COVID-19 / Recovery Plan inventory consumption	402	33	473	-	-	-

Contingency - COVID-19	-	1,250	-	750	-	-

Contingency - Recovery Plan	-	500	213	-	-	-

Contingency / disaster and emergency assistance	721	750	3,109	1,000	750	750

Crude-by-rail provision (CBR)	443	976	925	-	-	-
Total Expense	60,099	61,918	64,899	62,096	62,202	63,151
Surplus / (deficit)	(16,962)	(18,221)	(3,207)	511	932	701

Summary Statement of Financial Position

(millions of dollars)

	At March 31
	2021	2022	2023	2024	2025

	Actual	Forecast	Estimate	Target	Target
Financial Assets	78,086	70,059	66,562	67,726	71,032

Liabilities	137,614	134,077	131,625	132,411	134,890
Net Financial Assets / (Debt)	(59,528)	(64,018)	(65,063)	(64,685)	(63,858)
Capital / Other Non-financial Assets	57,110	58,806	60,501	61,123	61,035

Deferred capital contributions	(3,343)	(3,756)	(3,895)	(3,963)	(4,001)
Net Assets	(5,761)	(8,968)	(8,457)	(7,525)	(6,824)
Net assets at the beginning of the year	11,426	(5,761)	(8,968)	(8,457)	(7,525)

Surplus / (Deficit)	(16,962)	(3,207)	511	932	701

Adjustment to net assets [a]	(225)	-	-	-	-
Net assets at end of year	(5,761)	(8,968)	(8,457)	(7,525)	(6,824)
Net debt to GDP	-20.2%	-18.3%	-16.7%	-15.6%	-14.8%

[a]

The change in net assets differs from the surplus / (deficit) in 2020-21 due to a negative $225 million adjustment, as reported in Schedule 15 (page 71) of the Consolidated Financial Statements in the 2020-21 Government of Alberta Annual Report.

Tables | Fiscal Plan 2022 – 25	201

Schedule 1: Consolidated Fiscal Summary

(millions of dollars)

		2020-21	2021-22		2022-23	2023-24	2024-25

	Statement of Operations	Actual	Budget	Forecast	Estimate	Target	Target
1	Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852
	Expense

2	Operating (excl. COVID-19 / Recovery Plan / CBR / Can-wide child care)	46,205	48,280	48,988	50,134	50,944	51,801

3	% change from prior year	(5.0)	4.5	6.0	2.3	1.6	1.7

4	Canada-Alberta Canada-wide Early Learning Child Care Agreement	-	-	134	666	823	992

5	Capital grants (excluding COVID-19 / Recovery Plan)	1,752	2,608	2,203	2,148	2,427	2,597

6	Amortization / inventory consumption (excl. COVID-19) / loss on disposals	3,659	4,009	3,753	4,057	4,161	4,182

7	Debt servicing costs – general	1,403	1,567	1,289	1,378	1,476	1,559

8	Debt servicing costs – Capital Plan	1,083	1,197	1,112	1,284	1,278	1,278

9	Pension provisions	(282)	(369)	(363)	(289)	(299)	(309)
10	Expense before COVID-19 / Recovery Plan, contingency, CBR	53,820	57,294	57,116	59,378	60,810	62,100

11	COVID-19 / Recovery Plan	5,110	1,148	3,536	968	642	301

12	Crude-by-rail provision (CBR - Energy)	443	976	925	-	-	-

13	Contingency / disaster and emergency assistance	721	750	3,109	1,000	750	750

14	Contingency - COVID-19	-	1,250	-	750	-	-

15	Contingency - Recovery Plan	-	500	213	-	-	-
16	Total Expense	60,099	61,918	64,899	62,096	62,202	63,151

17	Surplus / (Deficit)	(16,962)	(18,221)	(3,207)	511	932	701
	Capital Plan
18	Capital grants	2,401	2,804	2,630	2,429	2,595	2,745

19	Capital investment	4,495	5,310	4,724	5,105	4,035	3,271

20	Total Capital Plan	6,896	8,114	7,354	7,534	6,631	6,016

	Cash adjustments / borrowing requirements			(at March 31)
21	Cash at start of year	9,405	10,000	7,429	7,241	2,000	2,000
22	Surplus / (deficit)	(16,962)	(18,221)	(3,207)	511	932	701

23	Cash adjustments (for details, see table on page 209)

24	Retained income of funds and agencies	2,096	(586)	423	(1,435)	(1,520)	(1,536)

25	Other cash adjustments	(3,008)	2,263	399	917	1,097	256

26	Capital cash adjustments	2,548	2,554	2,197	2,089	2,649	2,862
27	Total cash available / (requirements)	(15,325)	(13,990)	(188)	2,081	3,158	2,283

28	Cash available at year-end	7,429	8,500	-	2,000	2,000	2,000

29	Direct borrowing required / (surplus cash)	5,920	3,990	-	(9,322)	(5,158)	(4,283)

30	Cash at end of year	7,429	8,500	7,241	2,000	2,000	2,000

	Taxpayer-supported Liabilities / Borrowing			(at March 31)
	Liabilities for Capital Projects

31	Opening balance	37,188	42,986	42,733	47,381	46,018	46,936

32	Alternative financing (P3s – public-private partnerships)	123	46	43	81	39	1

33	Direct borrowing	5,475	5,045	4,664	-	946	1,447

34	Re-financing of existing debt	3,071	1,753	1,112	224	1,954	1,557

35	Principal repayments / amortization of debt issue costs	(3,123)	(1,812)	(1,171)	(1,668)	(2,021)	(1,630)

36	Total Liabilities for Capital Projects	42,733	48,018	47,381	46,018	46,936	48,311
	Borrowing for the Fiscal Plan / Other General Purposes

37	Opening balance	36,954	55,295	50,303	50,303	48,700	48,700

38	Direct borrowing for Fiscal Plan	13,349	12,490	-	-	-	-

39	Other general purpose borrowing (short-term; reserve; ASHC)	-	-	-	-	-	-

40	Re-financing of existing debt	-	1,926	1,326	-	4,372	3,833

41	Principal repayments	-	(1,926)	(1,326)	(1,603)	(4,372)	(3,833)

42	Total Borrowing for the Fiscal Plan / Other	50,303	67,785	50,303	48,700	48,700	48,700

43	Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan / Other	93,036	115,803	97,684	94,718	95,636	97,011

202	Tables | Fiscal Plan 2022 – 25

Schedule 2: Statement of Financial Position

(millions of dollars)	At March 31
	2021	2022	2023	2024	2025

	Actual	Forecast	Estimate	Target	Target
Financial Assets

Alberta Heritage Savings Trust Fund	16,389	17,028	17,522	17,925	18,319

Endowment funds:

Alberta Heritage Foundation for Medical Research	1,941	2,115	2,221	2,350	2,506

Alberta Heritage Science and Engineering Research	1,161	1,330	1,411	1,507	1,609

Alberta Heritage Scholarship	1,360	1,546	1,624	1,718	1,820

Alberta Enterprise Corporation	239	287	334	331	327

General Revenue Fund cash pre-borrowing / reserve	7,429	7,241	2,000	2,000	2,000

Self-supporting lending organizations / activities:

Local authority loans	15,929	14,418	14,508	14,424	14,221

Agriculture Financial Services Corporation	5,615	3,608	4,337	4,885	5,468

Equity in commercial enterprises	(822)	(395)	(254)	(11)	209

Student loans	3,376	3,705	4,207	4,757	5,331

Technology Innovation and Emissions Reduction Fund	145	234	309	386	386

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	25,324	18,942	18,343	17,454	18,836
Total Financial Assets	78,086	70,059	66,562	67,726	71,032

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	39,646	44,334	42,979	43,950	45,422

Alternative financing (P3s - public-private partnerships - Capital Plan)	3,087	3,047	3,039	2,986	2,889

Debt issued to reduce pre-1992 TPP unfunded liability	594	594	594	594	594

Direct borrowing for the Fiscal Plan	45,709	45,709	44,106	44,106	44,106

Other debt (short-term; reserve)	4,000	4,000	4,000	4,000	4,000
Total taxpayer-supported debt	93,036	97,684	94,718	95,636	97,011
Self-supporting lending organization / activities debt:

Debt issued to finance local authority loans	15,929	14,418	14,508	14,424	14,221

Agriculture Financial Services Corporation	2,460	2,596	2,664	2,764	2,938
Total debt	111,425	114,698	111,890	112,824	114,170
Coal phase-out liabilities	843	770	694	616	538

Pension liabilities	8,636	8,273	7,984	7,685	7,376

Other liabilities (including SUCH sector / Alberta Innovates Corp.)	16,710	10,336	11,057	11,286	12,806
Total Liabilities	137,614	134,077	131,625	132,411	134,890
Net Financial Assets / (Debt)	(59,528)	(64,018)	(65,063)	(64,685)	(63,858)

Capital / Other Non-financial Assets	57,110	58,806	60,501	61,123	61,035

Deferred capital contributions	(3,343)	(3,756)	(3,895)	(3,963)	(4,001)
Net Assets	(5,761)	(8,968)	(8,457)	(7,525)	(6,824)

Schedule 3: Capital Assets

(millions of dollars)	At March 31
	2021	2022	2023	2024	2025

	Actual	Forecast	Estimate	Target	Target
Net book value at start of the year	54,066	55,855	57,605	59,121	59,596

Additions (capital investment)	4,495	4,724	5,105	4,035	3,271

10% cash flow adjustment (rounded)	-	(300)	(750)	(650)	(600)

Amortization	(2,627)	(2,672)	(2,839)	(2,910)	(2,906)

Net book value of capital asset disposals / adjustments	(79)	(2)	-	-	-
Net Book Value at End of Year	55,855	57,605	59,121	59,596	59,361

Tables | Fiscal Plan 2022 – 25	203

Schedule 4: Statement of Operations

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Revenue

Personal income tax	11,257	11,647	13,261	13,382	14,442	15,455

Corporate income tax	3,037	1,891	3,343	4,040	4,517	4,896

Other taxes	5,285	5,527	5,456	5,612	5,778	5,913

Non-renewable resource revenue	3,091	2,856	13,237	13,840	12,328	10,916

Transfers from Government of Canada	10,532	10,181	11,306	12,054	11,641	11,895

Investment income	2,643	2,205	4,660	3,173	3,492	3,699

Net income from govt. business enterprises	(83)	1,877	2,509	2,435	2,630	2,656

Premiums, fees and licences	4,021	4,133	4,304	4,490	4,606	4,736

Other	3,355	3,380	3,616	3,581	3,700	3,685
Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852

Expense

Advanced Education	5,835	5,806	5,925	6,225	6,253	6,366

Agriculture, Forestry and Rural Economic Development	1,445	949	4,044	932	899	922

Children’s Services	1,590	1,717	1,852	2,389	2,539	2,707

Community and Social Services	3,774	3,887	3,779	3,923	3,947	4,040

Culture and Status of Women	237	230	239	269	243	218

Education	8,396	8,816	8,857	8,883	8,995	9,024

Energy	686	1,041	880	947	1,107	786

Environment and Parks	945	649	736	684	645	673

Executive Council	15	18	18	19	19	19

Health	23,162	23,004	24,661	23,585	24,248	24,804

Indigenous Relations	111	217	198	184	176	170

Infrastructure	594	592	594	582	575	580

Jobs, Economy and Innovation	1,029	438	616	544	505	512

Justice and Solicitor General	1,402	1,352	1,451	1,481	1,514	1,520

Labour and Immigration	625	330	554	324	228	227

Municipal Affairs	2,772	1,801	2,100	1,070	1,061	1,285

Seniors and Housing	735	768	786	815	805	810

Service Alberta	566	558	597	703	645	607

Transportation	1,492	2,069	1,743	2,368	2,549	2,584

Treasury Board and Finance	1,932	1,673	1,964	1,876	1,878	1,887

Legislative Assembly	106	130	125	173	167	138
Total Program Expense	57,452	56,047	61,723	57,973	58,997	59,873
Debt servicing costs	2,486	2,764	2,401	2,662	2,754	2,837

Pension provisions	(282)	(369)	(363)	(289)	(299)	(309)
Expense before CBR / Contingencies	59,656	58,442	63,761	60,346	61,452	62,401
Surplus / (deficit) before CBR / Contingencies	(16,519)	(14,745)	(2,069)	2,261	1,682	1,451

Crude-by-rail provision (CBR - Energy)	443	976	925	-	-	-

Contingency / disaster and emergency assistance -unallocated	-	750	-	1,000	750	750

Contingency - COVID-19	-	1,250	-	750	-	-

Contingency - Recovery Plan	-	500	213	-	-	-

Total Expense	60,099	61,918	64,899	62,096	62,202	63,151
Surplus / (deficit)	(16,962)	(18,221)	(3,207)	511	932	701

Beginning net assets (+ adjustments)	11,426	(5,761)	(5,761)	(8,968)	(8,457)	(7,525)
Net assets at end of year	(5,761)	(23,982)	(8,968)	(8,457)	(7,525)	(6,824)

204	Tables | Fiscal Plan 2022 – 25

Schedule 5: Revenue

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Income Taxes
Personal income tax	11,257	11,647	13,261	13,382	14,442	15,455
Corporate income tax	3,037	1,891	3,343	4,040	4,517	4,896
	14,293	13,538	16,604	17,422	18,959	20,351
Other Taxes
Education property tax (includes opted-out boards)	2,483	2,472	2,477	2,504	2,541	2,566
Fuel tax (less $6 million for 2020-21 carbon tax revenue adjustment)	1,132	1,351	1,260	1,319	1,366	1,404
Tobacco / vaping taxes	755	752	671	644	646	632
Insurance taxes	709	718	758	819	885	957
Tourism levy	33	62	50	73	84	94
Freehold mineral rights tax	60	67	95	96	87	84
Cannabis tax	113	105	145	157	169	176
	5,285	5,527	5,456	5,612	5,778	5,913
Non-Renewable Resource Revenue
Bitumen royalty	2,006	1,482	9,515	10,349	9,213	8,160
Crude oil royalty	466	627	1,666	1,670	1,619	1,478
Natural gas and by-products royalty	465	467	1,722	1,458	1,151	959
Bonuses and sales of Crown leases	24	151	185	236	225	206
Rentals and fees / coal royalty	130	128	149	127	120	113
	3,091	2,856	13,237	13,840	12,328	10,916
Transfers from Government of Canada
Canada Health Transfer	4,838	4,959	5,542	5,352	5,825	6,174
Canada Social Transfer	1,744	1,792	1,796	1,868	1,934	2,002
Direct transfers to SUCH sector / Alberta Innovates Corporation	573	582	589	579	581	591
Infrastructure support	434	1,095	1,026	1,293	992	973
Agriculture support programs	298	256	549	296	312	334
Labour market agreements	299	437	502	322	322	322
Canada-Alberta Canada-wide Early Learning Child Care Agreement	-	-	135	674	830	997
Other (incl. $750 million fiscal stabil. in 2022-23 for 2020-21 rev. decline)	2,346	1,060	1,167	1,670	845	502
	10,532	10,181	11,306	12,054	11,641	11,895
Investment Income
Alberta Heritage Savings Trust Fund	1,521	1,180	3,226	1,976	2,141	2,236
Endowment funds	367	304	707	440	494	535
Income from local authority loans	-	149	120	185	290	337
Agriculture Financial Services Corporation	166	156	139	113	120	126
Other (includes SUCH sector)	589	416	468	459	447	465
	2,643	2,205	4,660	3,173	3,492	3,699
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	774	1,249	1,257	1,468	1,553	1,589
AGLC – Liquor	897	898	862	850	854	861
AGLC – Cannabis	(12)	(15)	(11)	7	5	6
ATB Financial	211	193	420	313	313	318
Balancing Pool	(113)	107	94	112	112	112
Other (CUDGCo / APMC / PSIs)	(1,840)	(555)	(113)	(315)	(207)	(230)
	(83)	1,877	2,509	2,435	2,630	2,656
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,323	1,475	1,496	1,645	1,720	1,754
Health / school board fees and charges	543	699	581	661	703	723
Motor vehicle licences	523	530	539	548	554	560
Crop, hail and livestock insurance premiums	319	321	322	359	385	417
Energy industry levies	210	312	312	309	305	305
Other (includes land titles, lands and grazing, health benefit premiums)	1,103	796	1,054	968	940	977
	4,021	4,133	4,304	4,490	4,606	4,736
Other
SUCH sector sales, rentals and services	683	894	737	876	932	952
SUCH sector fundraising, donations, gifts and contributions	673	645	640	640	642	647
AIMCo investment management charges	540	577	784	729	729	732
Fines and penalties	176	262	232	273	276	276
Refunds of expense	389	196	252	182	182	183
Technology Innovation and Emissions Reduction Fund	463	353	515	421	465	411
Miscellaneous (includes Alberta Innovates Corporation)	431	453	456	460	473	485
	3,355	3,380	3,616	3,581	3,700	3,685
Total Revenue	43,137	43,697	61,692	62,607	63,134	63,852

Tables | Fiscal Plan 2022 – 25	205

Schedule 6: Operating Expense

(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	5,132	5,044	5,233	5,444	5,521	5,619
Agriculture, Forestry and Rural Economic Development	812	839	858	860	828	828
Children’s Services	1,443	1,717	1,837	2,388	2,538	2,707
Community and Social Services	3,691	3,887	3,744	3,923	3,946	4,039
Culture and Status of Women	151	161	158	150	152	152
Education	7,707	8,248	8,252	8,390	8,517	8,549
Energy	413	483	536	559	556	556
Environment and Parks	479	449	554	507	519	559
Executive Council	15	18	18	19	19	19
Health	20,285	21,418	21,503	22,018	22,618	23,218
Indigenous Relations	102	180	168	165	165	165
Infrastructure	446	425	434	408	407	407
Jobs, Economy and Innovation	257	308	302	380	375	379
Justice and Solicitor General	1,394	1,346	1,445	1,475	1,508	1,514
Labour and Immigration	182	200	215	225	225	226
Municipal Affairs	191	247	258	261	261	261
Seniors and Housing	611	673	632	701	707	722
Service Alberta	484	454	462	452	442	436
Transportation	424	408	450	461	454	451
Treasury Board and Finance	1,879	1,647	1,937	1,848	1,849	1,855
Legislative Assembly	104	128	123	170	164	135
Operating expense before COVID-19 / Recovery Plan	46,205	48,280	49,122	50,800	51,767	52,793
COVID-19 / Recovery Plan:
Advanced Education	8	12	17	62	5	5
Agriculture, Forestry and Rural Economic Development	26	3	3	-	-	-
Children’s Services	147	-	15	-	-	-
Community and Social Services	82	-	34	-	-	-
Culture and Status of Women	39	15	18	-	-	-
Education	248	99	136	13	-	-
Energy	130	480	282	310	337	16
Environment and Parks	336	50	50	27	-	-
Health	1,093	-	1,365	10	-	-
Infrastructure	7	-	5	5	-	-
Jobs, Economy and Innovation	765	122	306	155	121	124
Justice and Solicitor General	5	-	-	-	-	-
Labour and Immigration	433	129	336	98	2	-
Municipal Affairs	621	-	11	-	-	-
Seniors and Housing	36	-	32	-	-	-
Service Alberta	1	9	25	7	9	8
Transportation	55	-	-	-	-	-
Treasury Board and Finance	28	-	1	-	-	-
Contingency - COVID-19	-	1,250	-	750	-	-
Contingency - Recovery Plan	-	500	213	-	-	-
COVID-19 / Recovery Plan operating expense	4,059	2,669	2,849	1,437	474	153
Total Operating Expense	50,264	50,949	51,971	52,237	52,241	52,946

Schedule 7: Borrowing Requirements
(millions of dollars)

	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target
Government	25,204	22,935	7,145	2,249	6,395	5,192
Provincial corporations	34	248	305	226	926	174
Government business enterprises	139	863	1,174	1,003	504	284
Total Borrowing Requirements	25,377	24,046	8,624	3,478	7,825	5,650

206	Tables | Fiscal Plan 2022 – 25

Schedule 8: Capital Amortization

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	560	570	530	557	565	576
Agriculture, Forestry and Rural Economic Development	26	23	26	21	19	20
Culture and Status of Women	8	8	8	8	8	7
Education	435	458	458	472	476	475
Energy	17	19	19	20	20	20
Environment and Parks	51	93	93	99	102	102
Health	572	645	485	518	524	475
Infrastructure	120	143	136	151	159	164
Jobs, Economy and Innovation	7	8	8	9	9	9
Justice and Solicitor General	3	6	6	6	6	6
Labour and Immigration	9	1	2	1	1	1
Municipal Affairs	27	30	30	31	31	31
Seniors and Housing	44	44	44	46	46	39
Service Alberta	77	89	89	88	88	88
Transportation	644	710	710	780	823	861
Treasury Board and Finance	25	26	26	28	29	31
Legislative Assembly	2	2	2	2	2	2
Total Amortization Expense	2,627	2,876	2,672	2,839	2,910	2,906

Schedule 9: Inventory Consumption

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	129	181	144	163	162	166
Agric., Forestry and Rural Ec. Dev. / Cult. and Status of Women	1	2	2	2	2	2
Health	1,193	890	1,301	988	1,021	1,043
Infrastructure	3	3	3	2	2	2
Municipal Affairs	42	33	46	-	-	-
Service Alberta	4	6	6	6	6	6
Transportation	51	50	50	57	57	57
Total Inventory Consumption	1,423	1,165	1,552	1,217	1,250	1,275

Schedule 10: Inventory Acquisition

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	78	181	181	181	181	181
Agric., Forestry and Rural Ec. Dev. / Cult. and Status of Women	2	2	2	2	2	2
Health	1,560	893	1,281	1,148	1,149	1,174
Infrastructure	3	3	3	2	2	2
Municipal Affairs	48	-	32	-	-	-
Service Alberta	4	6	6	6	6	6
Transportation	53	50	50	57	57	57
Total Inventory Acquisition	1,748	1,135	1,556	1,396	1,397	1,422

Schedule 11: Borrowing Sources

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Money market (net change)	(1,155)	1,511	4,059	782	298	598
Public-private partnerships (P3s)	123	46	43	81	39	1
Term debt	26,409	22,489	4,522	2,615	7,488	5,051
Total Borrowing Sources	25,377	24,046	8,624	3,478	7,825	5,650

Tables | Fiscal Plan 2022 – 25	207

Schedule 12: Contingency / Disaster and Emergency Assistance / COVID-19 / Recovery Plan
(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Agriculture, Forestry and Rural Economic Dev. – agric. support	479	-	2,902	-	-	-
Agriculture, Forestry and Rural Economic Dev. – wildfire fighting	76	-	160	-	-	-
Municipal Affairs – wildfire / flood support	166	-	32	-	-	-
Service Alberta – 1GX costs	-	-	15	-	-	-
Treasury Board and Fin. – unallocated disaster and emerg. assist.	-	750	-	1,000	750	750
COVID-19 operating expense	-	-	2,349	-
COVID-19 inventory consumption / capital grants expense	-	-	900	-
Treasury Board and Fin. – unallocated COVID-19 contingency	-	1,250	-	750	-	-
Allocated Recovery Plan contingency (operating expense)	-	-	287	-
Treasury Board and Fin. unallocated Recovery Plan contingency	-	500	213	-	-	-
Total Contingency / Dis. & Emerg. Assist. / COVID-19 / Rec. Plan	721	2,500	6,858	1,750	750	750

Schedule 13: Debt Servicing Costs
(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Taxpayer-supported general debt servicing costs
Education – school boards	9	9	9	9	9	9
Treasury Board and Finance	1,241	1,117	1,109	1,150	1,127	1,113
Total	1,250	1,126	1,118	1,159	1,136	1,122
Taxpayer-supported Capital Plan debt servicing costs
Education – Alberta Schools Alternative Procurement P3s	27	26	26	25	24	27
Transportation – ring road P3s	95	103	103	103	101	97
Treasury Board and Finance – direct borrowing	961	1,068	983	1,156	1,153	1,154
Total	1,083	1,197	1,112	1,284	1,278	1,278
Total taxpayer-supported debt servicing costs	2,333	2,323	2,230	2,443	2,414	2,400
Self-supported debt servicing costs
Treasury Board and Finance – for loans to local authorities	85	374	101	155	273	367
Treasury Board and Finance – Ag. Financial Services Corp.	68	67	70	64	67	70
Total	153	441	171	219	340	437
Total Debt Servicing Costs	2,486	2,764	2,401	2,662	2,754	2,837

Schedule 14: Pension Liabilities [a]
(millions of dollars)	At March 31
	2021	2022	2023	2024	2025
	Actual	Forecast	Estimate	Target	Target
Teachers’ Pension Plan (pre-1992)	7,398	7,225	6,970	6,708	6,440
Teachers’ Pension Plan (post-1992)	95	-	-	-	-
Public Service Management Pension Plan (pre-1992; closed) [b]	423	392	359	326	292
Universities Academic Pension Plan (pre-1992)	249	241	242	242	242
Special Forces Pension Plan (pre-1992)	66	90	92	92	91
Members of the Legislative Assembly Pension Plan (closed) [b]	36	34	31	29	27
Public Service Supplementary Retirement Plan	60	25	29	33	37
Provincial Judges and Masters in Chambers Pension Plan	41	1	1	2	3
SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	268	265	260	253	244
Total Pension Liabilities	8,636	8,273	7,984	7,685	7,376
Annual Non-cash Change in Pension Liabilities	(282)	(363)	(289)	(299)	(309)
[a]	The following public service pension plans are fully funded, and thus not included above: the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan.

[b]	Membership closed and pensionable service no longer being accrued.

208	Tables | Fiscal Plan 2022 – 25

Schedule 15: Cash Adjustments a

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(146)	(279)	(639)	(494)	(403)	(394)
ATB Financial	(211)	(193)	(420)	(313)	(313)	(318)
Agriculture Financial Services Corporation	(34)	(326)	2,087	(392)	(455)	(531)
Heritage Foundation for Medical Research Endowment Fund	(92)	(88)	(174)	(106)	(129)	(156)
Heritage Science and Engineering Research Endowment Fund	(50)	(31)	(169)	(81)	(96)	(102)
Heritage Scholarship Fund	(51)	(19)	(186)	(78)	(94)	(102)
Alberta Social Housing Corporation	111	35	20	(28)	(12)	(22)
Alberta Capital Finance Authority	270	-	-	-	-	-
Credit Union Deposit Guarantee Corporation	(20)	(16)	(12)	(15)	(16)	(17)
Alberta Petroleum Marketing Commission	1,854	570	124	329	223	247
Technology Innovation and Emissions Reduction Fund	418	(74)	(89)	(75)	(77)	1
Balancing Pool	113	(107)	(94)	(112)	(112)	(112)
Other	(65)	(58)	(25)	(71)	(36)	(29)
Total Retained Income of Funds and Agencies	2,096	(586)	423	(1,435)	(1,520)	(1,536)

Other Cash Adjustments
SUCH sector own-source revenue	(4,404)	(4,872)	(4,674)	(4,979)	(5,163)	(5,258)
SUCH sector own-source expense	4,526	8,074	6,027	6,413	6,573	6,461
Net deferred capital contribution cash adjustment	96	84	353	118	36	(22)
Energy royalties (difference between accrued revenue & cash)	(1,286)	(319)	(403)	430	297	210
Student loans	(184)	(364)	(329)	(502)	(550)	(574)
Inventory acquisition	(133)	(132)	(165)	(227)	(228)	(230)
Other cash adjustments	(1,441)	26	(213)	(129)	(127)	(158)
2013 Alberta flood assistance revenue / expense	(23)	(11)	(2)	(12)	355	-
Wood Buffalo wildfire revenue / expense	(3)	(14)	(5)	(51)	59	(7)
Pension provisions (non-cash expense)	(282)	(369)	(363)	(289)	(299)	(309)
Inventory consumption (non-cash expense)	126	160	173	144	145	143
Total Other Cash Adjustments	(3,008)	2,263	399	917	1,097	256

Capital cash adjustments
Capital investment (excluding SUCH sector self-financed)	(4,051)	(4,470)	(3,938)	(4,297)	(3,409)	(2,762)
Capital Plan 10% cash flow adjustment (rounded)	-	800	300	750	650	600
Current principal repayments (P3s – public-private partnerships)	(74)	(83)	(83)	(89)	(92)	(98)
Direct borrowing / cash required for Capital Plan	5,475	5,045	4,664	4,339	4,104	3,730
Alternative financing (P3s – public-private partnerships)	123	46	43	81	39	1
Amortization (excluding SUCH sector - non-cash expense)	1,072	1,216	1,209	1,305	1,357	1,391
Book value of asset disposals (net non-cash expense / revenue)	3	-	2	-	-	-
Total Capital Cash Adjustments	2,548	2,554	2,197	2,089	2,649	2,862

[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2022 – 25	209

Schedule 16: Capital Plan a

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	484	653	654	616	449	356
Agriculture, Forestry and Rural Economic Development	40	104	114	65	65	88
Children’s Services	-	-	2	9	8	5
Community and Social Services	-	1	1	1	1	1
Culture and Status of Women	40	47	55	112	85	60
Education	782	1,008	848	936	620	453
Energy	140	75	58	75	211	211
Environment and Parks	130	176	121	144	96	58
Health	1,111	1,266	1,078	1,296	1,125	1,068
Indigenous Relations	9	37	31	19	12	5
Infrastructure	164	468	292	402	332	309
Jobs, Economy and Innovation	6	13	12	19	17	11
Justice and Solicitor General	18	18	22	23	18	7
Labour and Immigration	-	1	1	1	1	1
Municipal Affairs	1,730	1,501	1,737	781	772	996
Seniors and Housing	187	141	144	112	87	81
Service Alberta	61	97	93	245	198	167
Transportation	1,979	2,486	2,070	2,656	2,513	2,119
Treasury Board and Finance	15	19	18	18	19	19
Legislative Assembly	-	3	3	2	3	2
Total Capital Plan	6,896	8,114	7,354	7,534	6,631	6,016

a

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Schedule 17: Capital Grants

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target

Agriculture, Forestry and Rural Economic Development	23	83	95	50	49	72
Children’s Services	-	-	-	1	1	-
Culture and Status of Women	39	45	54	110	83	58
Education	6	11	11	8	2	-
Energy	126	58	43	58	194	194
Environment and Parks	78	56	39	51	25	12
Health	15	50	7	51	85	68
Indigenous Relations	9	37	31	19	12	5
Infrastructure	18	20	15	16	9	9
Municipal Affairs	1,726	1,491	1,723	778	769	993
Seniors and Housing	43	51	78	68	52	50
Service Alberta	-	-	-	150	100	70
Transportation	318	901	533	1,070	1,215	1,215
Total Capital Grants	2,401	2,804	2,630	2,429	2,595	2,745

210	Tables | Fiscal Plan 2022 – 25

Schedule 18: Capital Investment a

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	484	653	654	616	449	356
Agriculture, Forestry and Rural Economic Development	17	21	18	15	16	16
Children’s Services	-	-	2	8	7	5
Community and Social Services	-	1	1	1	1	1
Culture and Status of Women	-	2	1	2	2	2
Education	776	997	836	929	619	453
Energy	14	17	16	17	17	17
Environment and Parks	52	120	82	94	71	46
Health	1,095	1,216	1,071	1,245	1,040	1,000
Infrastructure	146	448	276	386	323	301
Jobs, Economy and Innovation	6	13	12	19	17	11
Justice and Solicitor General	18	18	22	23	18	7
Labour and Immigration	-	1	1	1	1	1
Municipal Affairs	4	10	15	3	3	3
Seniors and Housing	143	90	66	45	35	32
Service Alberta	61	97	93	95	98	97
Transportation	1,661	1,585	1,537	1,586	1,298	904
Treasury Board and Finance	15	19	18	18	19	19
Legislative Assembly	-	3	3	2	2	2
Total Capital Investment	4,495	5,310	4,724	5,105	4,035	3,271

[a]	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 19: Capital Plan Liability / Fiscal Plan Borrowing Principal Repayments

(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Education – Alberta Schools Alternative Procurement P3s	17	17	17	18	19	22
Infrastructure – Evan Thomas water treatment P3	1	1	1	1	1	-
Transportation – ring road P3s	56	65	65	70	72	76
Treasury Board and Finance – debt to reduce pre-1992 TPP liability	-	-	-	-	-	-
Treasury Board and Finance – direct borrowing	3,071	3,679	2,438	3,207	6,326	5,390
Total Principal Repayments	3,145	3,762	2,521	3,296	6,418	5,488

Schedule 20: Capital Plan Funding Sources
(millions of dollars)	2020-21	2021-22		2022-23	2023-24	2024-25
	Actual	Budget	Forecast	Estimate	Target	Target
Capital Plan, less	6,896	8,114	7,354	7,534	6,631	6,016
10% cash flow adjustment (rounded)	-	(800)	(300)	(750)	(650)	(600)
Capital Plan funding requirements	6,896	7,314	7,054	6,784	5,981	5,416

Source of funding:
Cash received (primarily federal govt.) / donations / disposals	548	1,193	1,404	1,455	1,074	1,016
Retained income of funds and agencies (primarily ASHC)	132	129	110	35	74	102
SUCH sector self-financed	444	839	786	808	626	509
TIER Fund	174	62	46	66	63	58
Alternative financing (P3s – public-private partnerships)	123	46	43	81	39	1
Direct borrowing / surplus cash	5,475	5,045	4,664	4,339	4,104	3,730
Total Capital Plan Funding Sources	6,896	7,314	7,053	6,784	5,981	5,416

Tables | Fiscal Plan 2022 – 25	211

Schedule 21: Full-Time Equivalents a

	2021-22	2022-23
	Budget	Estimate	Change
Departments
Advanced Education	512	490	(22)
Agriculture, Forestry and Rural Economic Development	1,301	1,301	-
Children’s Services	2,916	3,015	99
Community and Social Services	2,649	2,547	(102)
Culture and Status of Women	503	498	(5)
Education	507	507	-
Energy	491	491	-
Environment and Parks	2,095	2,095	-
Executive Council	118	118	-
Health	848	873	25
Indigenous Relations	175	175	-
Infrastructure	809	809	-
Jobs, Economy and Innovation	338	338	-
Justice and Solicitor General	6,592	6,605	13
Labour and Immigration	851	837	(14)
Municipal Affairs	593	593	-
Seniors and Housing	249	249	-
Service Alberta	2,132	2,132	-
Transportation	765	775	10
Treasury Board and Finance – department	591	572	(19)
Treasury Board and Finance – Communications and Public Engagement	270	270	-
Treasury Board and Finance – Public Service Commission	573	554	(19)
Departments	25,878	25,844	(34)

Agencies / SUCH sector / other operationally-independent entities
Advanced Education – post-secondary institutions	32,140	32,140	-
Agriculture, Forestry and Rural Economic Dev. – Agriculture Financial Services Corporation	561	561	-
Education – school boards (including Francophone / charter)			-
Certificated Staff	36,565	36,672	107
Non-certificated Staff	25,746	25,799	53
Energy – Alberta Energy Regulator	970	1,048	78
Energy – Alberta Utilities Commission	132	132	-
Energy – Canadian Energy Centre	10	10	-
Environment and Parks – Natural Resources Conservation Board	34	34	-
Health – Alberta Health Services	83,510	84,360	850
Health – Health Quality Council of Alberta	33	36	3
Indigenous Relations – Alberta Indigenous Opportunities Corporation	15	15	-
Jobs, Economy and Innovation – Alberta Enterprise Corporation	8	11	3
Jobs, Economy and Innovation – Alberta Innovates Corporation	587	589	2
Jobs, Economy and Innovation – Invest Alberta Corporation	20	50	30
Jobs, Economy and Innovation – Travel Alberta Corporation	80	80	-
Justice and Solicitor General – Victims of Crime and Public Safety Fund	191	191	-
Municipal Affairs – Safety Codes Council	60	60	-
Treasury Board and Finance – Alberta Insurance Council	24	24	-
Treasury Board and Finance – Alberta Investment Management Corporation	572	621	49
Treasury Board and Finance – Alberta Pensions Services Corporation	316	333	17
Treasury Board and Finance – Alberta Securities Commission	221	232	11
Legislative Assembly	736	748	12
Agencies / SUCH sector / other operationally-independent entities	182,531	183,746	1,215
Total Full-Time Equivalents	208,409	209,590	1,181

[a]	2021-22 budget numbers have been restated on the 2022-23 basis, incorporating ministry re-organizations, and for updated information where applicable.

212	Tables | Fiscal Plan 2022 – 25

Schedule 22: Changes to Fees
(dollars)

Ministry / Description	2021-22	2022-23
Environment and Parks
Changing park reservation bookings fee	$5	$10

Schedule 23: Allocation of 2022-23 Net Gaming / Lottery Revenue
(thousands of dollars)

Net gaming / lottery revenue	1,468,048

Agriculture, Forestry and Rural Economic Development		Environment and Parks

Agricultural Service Boards	8,891	Parks Operations	10,000

Agricultural Societies and Exhibitions	11,462	Resource Management	500

Community and Social Services		Health

Family and Community Safety	6,500	Continuing Care	749,748

Family and Community Support Services	52,000

Fetal Alcohol Spectrum Disorder Initiatives	12,000	Indigenous Relations

		First Nations and Métis Relations	200

Culture and Status of Women		First Nations Development Fund	113,000

Alberta Media Fund	4,000

Assistance - Alberta Foundation for Arts	25,585	Labour and Immigration

Assistance - Glenbow Museum	2,288	Settlement and Integration	4,574

Assistance - Provincial Heritage Organizations	1,705	Skills and Training Support	400

Assistance - Sport, Phys. Activity, Recreat.	14,605

Community Facility Enhancement Program	38,500	Transportation

Community Initiatives Program	20,735	Provincial Highway Maintenance	40,000

Major Fairs Program	6,805

Heritage Preservation Partnership	1,450	Treasury Board and Finance

Other Initiatives	1,000	Airport Entertainment Centres	300

		Gaming Research	1,600

Education		Horse Racing and Breeding Renewal Program	40,200

Operations and Maintenance	150,000

Transportation	150,000	Total Allocation	1,468,048

The Lottery Fund was dissolved with Budget 2019, reducing organizational complexity, clarifying accountability and decision-making, and enhancing cash management with outcomes of reduced borrowing requirements and debt servicing costs. This did not impact program spending incorporated in ministry budgets. Under the provincial gaming model, net income from VLTs, slot machines and lottery tickets are deposited into the General Revenue Fund. While these funds are not directed to the programs listed above, the list illustrates how net gaming revenue was notionally allocated under the former Lottery Fund. The charitable gaming model was not impacted by the dissolution of the Lottery Fund and charitable organizations continue to deliver their services with proceeds from paper bingo, casino table games and pull tickets.

Tables | Fiscal Plan 2022 – 25	213

Schedule 24: Expense by Objecta

(millions of dollars)

	Salaries, Wages and Employee Benefits	Supplies and Services	Grants to Others	Capital Grants	Amortization of Capital Assets	Consumption of Inventory	Pension Provisions	Debt Servicing Costs	Other / contingency and disaster assistance	Total 2022-23 Expense
Legislative Assembly	79	75	-	-	2	-	-	-	16	173

Advanced Education	3,551	1,293	581	-	557	163	(5)	-	81	6,220

Agriculture, Forestry and Rural Economic Development	178	572	103	50	21	1	-	-	7	932

Children’s Services	322	620	1,446	1	-	-	-	-	-	2,389

Community and Social Services	234	1,050	2,638	-	-	-	-	-	-	3,923

Culture and Status of Women	54	22	74	110	8	1	-	-	1	269

Education	6,479	1,552	371	8	472	-	-	34	-	8,917

Energy	220	242	386	58	20	-	-	-	21	947

Environment and Parks	228	142	163	51	99	-	-	-	1	684

Executive Council	16	2	-	-	-	-	-	-	-	19

Health	8,817	6,370	6,838	51	518	988	-	-	2	23,585

Indigenous Relations	22	10	134	19	-	-	-	-	-	184

Infrastructure	60	347	-	16	151	2	-	-	6	582

Jobs, Economy and Innovation	122	102	311	-	9	-	-	-	-	544

Justice and Solicitor General	756	459	253	-	6	-	-	-	6	1,481

Labour and Immigration	102	59	163	-	1	-	-	-	-	324

Municipal Affairs	68	46	147	778	31	-	-	-	-	1,070

Seniors and Housing	26	7	668	68	46	-	-	-	-	815

Service Alberta	224	234	-	150	88	6	-	-	1	703

Transportation	66	364	11	1,070	780	57	-	103	20	2,471

Treasury Board and Finance	406	769	626	-	28	-	(284)	2,525	47	4,117

Contingency (voted in TB&F)	-	-	-	-	-	-	-	-	1,750	1,750

Total 2022-23 Expense	22,029	14,337	14,913	2,429	2,839	1,217	(289)	2,662	1,959	62,096

[a]	Total expense includes a provision of $1,750 million in contingency for disaster / emergency assistance and for COVID-19 (voted in Treasury Board and Finance).

214	Tables | Fiscal Plan 2022 – 25

Schedule 25: Expense by Functiona

(millions of dollars)

	Health	Education	Social Services	Agriculture, Resource Management and Economic Development	Protection of Persons and Property (includes unallocated disaster assistance)	Transportation, Communications and Utilities	Regional Planning and Development	Environment	Recreation and Culture	Housing	General Government (includes pension provisions)	Debt Servicing Costs	Total 2022-23 Expense
Legislative Assembly	-	-	15	-	-	-	-	-	-	-	158	-	173

Advanced Education	-	6,225	-	-	-	-	-	-	-	-	(5)	-	6,220

Agriculture, Forestry and Rural Economic Development	-	-	-	828	104	-	-	-	-	-	-	-	932

Children’s Services	-	-	2,389	-	-	-	-	-	-	-	-	-	2,389

Community and Social Services	-	102	3,820	-	-	-	-	-	-	-	-	-	3,923

Culture and Status of Women	-	-	-	14	-	-	-	-	254	-	-	-	269

Education	13	8,869	-	-	-	-	-	-	-	-	-	34	8,917

Energy	-	-	-	783	-	31	-	112	-	-	22	-	947

Environment and Parks	-	-	-	151	-	-	-	412	120	-	-	-	684

Executive Council	-	-	-	-	-	-	-	-	-	-	19	-	19

Health	23,585	-	-	-	-	-	-	-	-	-	-	-	23,585

Indigenous Relations	-	-	-	8	-	-	175	-	-	-	-	-	184

Infrastructure	10	2	-	-	-	2	-	29	-	1	538	-	582

Jobs, Economy and Innovation	48	-	-	496	-	-	-	-	-	-	-	-	544

Justice and Solicitor General	-	-	130	23	1,327	-	-	-	-	-	-	-	1,481

Labour and Immigration	-	150	-	89	84	-	-	-	-	-	-	-	324

Municipal Affairs	-	-	-	-	129	-	836	-	75	-	30	-	1,070

Seniors and Housing	-	-	573	-	-	-	-	-	-	242	-	-	815

Service Alberta	-	-	-	-	103	-	-	-	-	-	600	-	703

Transportation	-	-	-	-	48	2,318	-	2	-	-	-	103	2,471

Treasury Board and Finance	15	11	33	54	58	-	-	5	2	-	1,415	2,525	4,117

Contingency (voted in TB&F)	750	-	-	-	1,000	-	-	-	-	-		-	1,750

Total 2022-23 Expense	24,421	15,360	6,961	2,446	2,853	2,351	1,011	560	452	243	2,776	2,662	62,096

[a]	Total expense includes a provision of $1,750 million in contingency for disaster / emergency assistance and for COVID-19 (voted in Treasury Board and Finance).

Tables | Fiscal Plan 2022 – 25	215

Schedule 26: Historical Fiscal Summary, 2008–09 to 2024–25a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
Statement of Operations														Actual	Forecast	Estimate	Target	Target

	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,261	13,382	14,442	15,455
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	3,343	4,040	4,517	4,896
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,456	5,612	5,778	5,913
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	13,237	13,840	12,328	10,916
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	4,660	3,173	3,492	3,699
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,304	4,490	4,606	4,736
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	6,125	6,016	6,330	6,341
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	50,386	50,553	51,493	51,956
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,306	12,054	11,641	11,895
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	61,692	62,607	63,134	63,852
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,010	24,421	24,358	24,914
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	15,088	15,360	15,375	15,508
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	6,219	6,961	7,163	7,448
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,544	12,689	12,820	12,722
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,861	59,723	59,747	60,623
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486	2,401	2,662	2,754	2,837
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(363)	(289)	(299)	(309)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,899	62,096	62,202	63,151
19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	(3,207)	511	932	701
Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	7,354	7,534	6,631	6,016

Statement of Financial Position (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,306	23,112	23,831	24,581
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-	-	-	-	-
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	47,753	43,450	43,895	46,451
23	Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,381)	(46,018)	(46,936)	(48,311)
24	Taxpayer-supported operating debt / pre-1992 TPP deb	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(50,303)	(48,700)	(48,700)	(48,700)
25	Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,389)	(17,014)	(17,172)	(17,188)	(17,159)
26	Total Debt [c]	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,425)	(114,698)	(111,890)	(112,824)	(114,170)
27	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,273)	(7,984)	(7,685)	(7,376)
28	Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,553)	(11,106)	(11,751)	(11,902)	(13,344)
29	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,528)	(64,018)	(65,063)	(64,685)	(63,858)
30	Capital / non-fin. assets (less def. cap. contributions starting 2012-13)	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	53,767	55,050	56,606	57,160	57,034
31	Net Assets [d]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(8,968)	(8,457)	(7,525)	(6,824)

Energy prices and exchange rate
32	Oil price (WTI US$/bbl)	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	74.00	70.00	69.00	66.50
33	Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	75.90	70.30	68.50	64.80
34	Natural gas price (ARP; Cdn$/GJ)	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.40	3.20	2.70	2.60
35	Exchange rate (US¢/Cdn$)	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7	79.8	79.0	79.5	80.1

[a]	Numbers are not strictly comparable due to numerous accounting policy changes over time. 2019-20 expense by function have been re-classified following re-organizations and other adjustments.
[b]

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH capital spending with full accuracy are not readily available.

[c]	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.
[d]

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

216	Tables | Fiscal Plan 2022 – 25

BUDGET 2022

GOVERNMENT OF ALBERTA   |   2022–25

Fiscal Plan

Response to the

Auditor General of Alberta

• March 2021

• April 2021

• June 2021

• November 2021

218	Response to the Auditor General | Fiscal Plan 2022 – 25

Response to the Auditor General – March 2021

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report on Post-secondary Institutions 2020 – March 2021 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Medicine Hat College

Improve purchasing processes

We recommend that Medicine Hat College improve monitoring and consistent application of its purchasing policies and procedures.

Accepted. Medicine Hat College started a review of the policies and procedures surrounding purchasing processes to ensure there are no areas where the College is exposed to risk. A revision of the purchasing policy is currently in progress and is expected to be completed during the 2021-22 fiscal year. Part of the review process involves updating vendor lists and reviewing formal receiving procedures to help enforce compliance using the new enterprise resource planning system.

This recommendation is expected to be implemented during the 2021-22 fiscal year.

Alberta Advanced Education – NorQuest College

Implement consistent cloud computing processes

We recommend that NorQuest College implement consistent cloud computing processes related to data security and monitoring of cloud providers’ controls.

Accepted. NorQuest College has developed and implemented policies, procedures, and business processes to achieve consistency in its data security and monitoring of cloud provider controls as of September 2021. The College’s implementation plans regarding cloud services were approved during the 2020-21 year-end audit.

This recommendation is expected to be implemented during the 2022-23 fiscal year.

Response to the Auditor General | Fiscal Plan 2022 – 25	219

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Olds College

Improve financial reporting processes

We recommend that Olds College improve its financial reporting processes to:

•  provide sufficient update training to staff of Public Sector Accounting Standards

•  ensure proper management oversight of the preparation of consolidated financial statements

Accepted. Olds College has developed an internal controls framework, along with several process improvements relating to key financial statement reporting items. This includes a new financial system, modified policies and procedures, training of staff, and improving management oversight in the financial reporting process.

This recommendation is expected to be implemented during the 2022-23 fiscal year.

220	Response to the Auditor General | Fiscal Plan 2022 – 25

Response to the Auditor General – April 2021

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Use of Publicly Funded CT and MRI Services – April 2021 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Health

Implement and measure the effectiveness of standard operational policy and work-flow for electronic order entry

We recommend Alberta Health work with Alberta Health Services and stakeholders to implement, and measure the effectiveness of, standard operational policy and work-flow for electronic order entry that will assist primary care and non-AHS clinicians when ordering CT and MRI exams.	Accepted. Alberta Health will work with Alberta Health Services (AHS) and stakeholders to implement clinical decision support and electronic order entry of diagnostic imaging exams for community providers. This will involve:
• development and deployment of best practices and policies to inform clinical ordering practices; and

•  development and implementation of electronic order entry system for community providers, which is integrated with the providers’ legal record of care and with AHS’ clinical information system, Connect Care.

Planning for this work will commence in 2022.

This recommendation is expected to be implemented by March 2025.

Alberta Health - Alberta Health Services

Improve the outpatient CT and MRI intake and scheduling processes

We recommend for outpatient CT and MRI exams, Alberta Health Services:

•  standardize the intake and scheduling processes, including the use of clinical decision support tools

•  implement a process to standardize protocoling and monitor adherence to prioritization and protocoling standards

•  execute the Diagnostic Imaging, CT and MRI Implementation Plan to meet wait time targets

Accepted. AHS is taking action to improve CT and MRI processes as part of the CT/MRI Action Plan. The Action Plan includes initiatives to standardize intake and scheduling processes and protocols, and increase CT and MRI exams to achieve wait time targets over three years. Implementation of Connect Care will standardize processes for AHS providers.

This recommendation is expected to be implemented by March 2025.

Response to the Auditor General | Fiscal Plan 2022 – 25	221

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Health - Alberta Health Services

Measure and report on performance to identify areas of improvement and promote best practices

We recommend Alberta Health Services implement a process for regular measuring and reporting on performance for intake and scheduling of outpatient CT and MRI exams to identify areas of improvement and promote best practices.

Accepted. Alberta Health Services has performance measures and monitoring processes for CT and MRI wait times. Implementation of Connect Care and the CT/MRI Action Plan will further enhance our performance measurement and monitoring capabilities.

This recommendation is expected to be implemented by March 2025.

222	Response to the Auditor General | Fiscal Plan 2022 – 25

Response to the Auditor General – June 2021

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General – June 2021 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Community and Social Services

Set service standards and improve eligibility procedures and guidelines - Repeated

We again recommend that the Department of Community and Social Services:	Accepted. The Department of Community and Social Services has completed the following actions:
• set service standards for application processing times and regularly monitor against these standards • improve procedures and guidelines to ensure staff apply policy in a consistent manner

•  A baseline analysis of Assured Income for the Severely Handicapped (AISH) application processing measures was completed and standards developed and approved.

•  Role-specific training plans were developed and approved, which identify mandatory, core, recommended and elective training for all AISH roles.

A Supervisor/Manager Communication Guide and training compliance reports will be developed to support discussion with staff regarding training requirements. The compliance reports will be reviewed on a quarterly basis commencing in January 2022.

This recommendation is expected to be implemented by March 2022.

Response to the Auditor General | Fiscal Plan 2022 – 25	223

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Environment and Parks

Improve controls over wetland replacement - Repeated

We again recommend that the Department of Environment and Parks have clear, enforceable agreements and effective monitoring to ensure wetland replacement parties meet their responsibilities.

Accepted. The Department of Environment and Parks addressed the recommendation in the 2013 Alberta Wetland Policy by developing and implementing a unique program to replace wetlands using a collaborative approach through formal relationships and legally binding contracts with Ducks Unlimited Canada and 11 municipalities. The department delivered the first year of the Wetland Replacement Program in 2020-21 and replaced 158 hectares of wetland.

The memorandum of agreement between the department and the City of Calgary is a key advancement toward addressing the recommendation of the 1993 policy and meeting similar outcomes. The department will engage in a similar process to arrive at an agreement with the County of Vermilion River by March 2022.

Alberta Environment and Parks

Develop guidance to determine who is responsible for cleanup work

We recommend that the Department of Environment and Parks develop clear guidance to determine who is responsible to do the required work, and pay for it, when private operators across various industries no longer exist, or are unable to perform the required work.

Where it is determined that the government will do the work, we recommend that the Department of Environment and Parks:

•   clarify what environmental standards apply

•   provide guidance on which department or agency is responsible to do the work and pay for it across the various industries

•   provide guidance on how the assessment, management and clean-up work of sites will be funded

Accepted. The Department of Environment and Parks will continue to pursue responsible parties that have current ownership of the property, or had historical care or control of the source of contamination under the existing legislative framework.

For sites that do not have a clear responsible party, the department will develop operational guidance founded on the “polluter pays” principle.

The Environmental Protection and Enhancement Act has regulations and guidelines that outline applicable environmental standards for contaminated sites. As a regulator, the department expects these standards to be met.

Where it is determined that government will do the work, the department can work with the ministry or agency that owns, or has responsibility for, the site to develop plans and undertake the work.

The department can discuss assessment and management practices used to address liability sites with other ministries and agencies. The department is willing to participate in a community of practice on government-owned contaminated sites management.

224	Response to the Auditor General | Fiscal Plan 2022 – 25

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Environment and Parks/Energy - Alberta Energy Regulator

Complete case-by-case assessments of sites

We recommend that the Department of Environment and Parks and the Alberta Energy Regulator (AER) complete a case-by-case assessment to determine who is responsible to clean up each site.

Where it is concluded that either the Department of Environment and Parks or AER is responsible, or accepts responsibility, we recommend that Environment and Parks and AER:

•   determine what work, if any, needs to be done

•   rank each site to help prioritize cleanup work

•   estimate the costs to manage or clean up sites

•   account for environmental liabilities, when appropriate to do so

Accepted. The Department of Environment and Parks is undertaking case-by-case assessments for legacy sites within the department’s regulatory mandate and will be supported by the Alberta Energy Regulator (AER) for legacy sites that the AER administers on the government’s behalf.

The department will develop operational guidance for staff to use on sites where the department is responsible or accepts responsibility. That guidance will include processes to determine scope and timing, prioritization and estimating the cost of work. The AER will use this guidance to determine who is responsible for the cleanup work and how the work will be funded before undertaking a case-by-case assessment for the legacy sites.

The AER will work with the department to assess the work required to be completed for each site, including priority ranking of sites and cost to conduct the clean up work after guidance and funding has been provided. AER and the department will work with the Department of Treasury Board and Finance on consistent accounting of environmental liabilities.

Alberta Transportation

Improve processes to assess, estimate and account for environmental liabilities

We recommend that the Department of Transportation improve its processes to assess, estimate and account for environmental liabilities related to its sand and gravel pits and highway maintenance yards.	Accepted. Starting in mid-2020, the Department of Transportation developed and implemented an engineering assessment framework that identifies and evaluates the optimal strategy for each site based on life cycle cost analysis of all feasible strategies. This framework will continue to be applied to more sites as data for those sites becomes available. The estimated environmental liability will be reviewed and recorded when individual sites are assessed using the framework.

Response to the Auditor General | Fiscal Plan 2022 – 25	225

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Transportation

Improve processes to ensure compliance with environmental legislation

We recommend that the Department of Transportation improve its processes to comply with environmental legislation at highway maintenance yards.	Accepted. The Department of Transportation has improved its systems through collaboration with the Regulator at the Department of Environment and Parks to ensure compliance with legislation and through the development and implementation of the engineering assessment framework. The best strategy from the framework for each site will be pursued with the Regulator.

226	Response to the Auditor General | Fiscal Plan 2022 – 25

Response to the Auditor General – June 2021

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Processes to Manage Bail Hearings and Case Management of Adult Criminal Prosecutions – June 2021 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Justice and Solicitor General

The department resume its bail results analysis and evaluate and report on the effectiveness of implemented solutions

We recommend that the Department of Justice and Solicitor General:

•   resume its detailed results analysis of the various steps in the bail hearing process

•   evaluate and report on the effectiveness of solutions it implements to improve identified problems in the bail hearing process

Accepted. The Department of Justice and Solicitor General recommenced detailed bail analysis in late 2020 after recruiting and hiring an employee with the required skillset. While responsibility for a timely bail process is a shared responsibility among several justice system stakeholders, the department agrees the data is valuable in the ongoing assessment and improvement of the first-instance bail hearings and intends to continue providing this analysis as long as resources allow.

Continue cause analysis of cases stayed due to Jordan applications

We recommend that the Department of Justice and Solicitor General continue its cause analysis of cases, which have been judicially stayed or pre-emptively stayed by Alberta Crown Prosecution Service because of Jordan applications to identify contributing shortcomings in practices, or behaviour it can control and correct.

Accepted. The Department of Justice and Solicitor General is committed to conducting a detailed cause analysis of matters judicially or proactively stayed due to Jordan. A cause analysis for 2020 has not yet been completed due to pressures and resources required to address the pandemic.

This recommendation is expected to be implemented by March 2022.

Comply with Triage Practice Protocol tracking and reporting requirements

We recommend that the Department of Justice and Solicitor General ensure the tracking and reporting requirements of the Triage Practice Protocol are followed by all Alberta Crown Prosecution Service offices.	Accepted. The Department of Justice and Solicitor General will conduct a review of the protocol and implement any identified revisions by March 2022.

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Response to the Auditor General – November 2021

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General – November 2021 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education

Improve process to estimate the allowance for uncollectible student loans

We recommend that the Department of Advanced Education improve its process to estimate the allowance for uncollectible student loans.

Accepted. The Department of Advanced Education is in the process of issuing a request for proposal to validate an internally developed alternative industry recognized student loans model to improve the estimate for uncollectible student loans.

This recommendation is expected to be implemented for the 2022-23 fiscal year.

Alberta Agriculture, Forestry and Rural Economic Development (Formerly Alberta Agriculture and Forestry)

Improve processes for estimating timber revenues at fiscal year-end

We recommend that the Department of Agriculture, Forestry and Rural Economic Development improve its processes for estimating timber dues at year-end to ensure accurate timber royalties and fees revenue.	Accepted. The Department of Agriculture, Forestry and Rural Economic Development revised the methodology used to estimate timber dues receivable at year-end. It includes a reasonability check to ensure the estimate for timber royalties and fees revenue is reflective of all information and trends available at the time.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Agriculture, Forestry and Rural Economic Development - Agriculture Financial Services Corporation

Develop a process to manage the risks of using cloud computing

We recommend that the Agriculture Financial Services Corporation:

•   develop a process to ensure compliance with its cloud security policy

•   implement complementary user entity controls

•   provide regular reporting on cloud computing risks to the board

Accepted. Agriculture Financial Services Corporation (AFSC), will:

•   insert formal mandatory stage gate controls in all existing processes where these services can be acquired;

•   create a traceable process and procedure to cover all cloud service providers that AFSC contracts with, to address deficiencies identified; and

•   provide a strategy and associated plan to align and demonstrate the intended roadmap of consuming services in the cloud that includes risks highlighted for awareness and input from the Board.

Alberta Environment and Parks

Improve process to ensure proper recording of tangible capital assets that require write-down or disposal

We recommend that the Department of Environment and Parks improve its process for ensuring timely identification of tangible capital assets requiring a write-down or to be considered disposed.

Accepted. The Department of Environment and Parks will ensure that the quarterly distribution of the Capital Asset lists, process map and template to the divisional asset leads will provide more frequent assessment and action for write-down and disposal. Divisional asset leads will also be responsible to ensure an asset count be conducted yearly. This will be signed and be provided at the year end audit. This process promotes accuracy and completeness for the assets records.

The implementation plans to this recommendation have been developed by the department.

Response to the Auditor General | Fiscal Plan 2022 – 25	229

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Jobs, Economy and Innovation – Alberta Enterprise Corporation

Improve processes to measure, monitor and report value generated by investment and ecosystem activities

We recommend that Alberta Enterprise Corporation improve its performance reporting processes to measure, monitor and report value generation by:

•   setting targets for the measures identified in its business plan

•   monitoring and analyzing results compared to targets, comparative results and cost

•   reporting, internally and externally, their analysis of the value it generated cost effectively, including lessons learned

Accepted. Alberta Enterprise Corporation has implemented processes to include:

•   setting targets for the measures identified in its business plan;

•   monitoring and analyzing results compared to targets, comparative results and cost; and

•   reporting, internally and externally, their analysis of the value it generated cost effectively, including lessons learned.

This recommendation is expected to be implemented by June 2022.

Alberta Jobs, Economy and Innovation – Alberta Innovates

Improve processes to measure, monitor and report value generated by research and innovation activities

We recommend that Alberta Innovates improve its performance reporting processes by:

•   establishing targets for its corporate, program and project performance measures

•   analyzing its corporate, program, and project results to targets and to the costs to achieve the results

•   reporting, internally and externally, the value generation results from all research and innovation activities including the contribution to government desired outcomes

Accepted. Alberta Innovates will:

•   establish targets for its corporate, program and project performance measures; and

•   analyze its corporate, program and project results to targets and to the costs to achieve the results.

Improvements will be incorporated within Alberta Innovates’ digital transformation project and continuous improvement in business planning.

This recommendation is expected to be implemented by March 2023.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Jobs, Economy and Innovation – Invest Alberta Corporation

Improve processes to analyze and conclude on financial reporting of significant transactions

We recommend that Invest Alberta Corporation improve its financial reporting processes to analyze and conclude on the recording and disclosure of all significant transactions of the corporation in accordance with accounting standards.

Accepted. Invest Alberta Corporation will develop and document processes to analyze and conclude on the recording and disclosure of all significant transactions in accordance with accounting standards. This will include developing internal controls and quality review processes to ensure timely preparation of financial reporting.

This recommendation is expected to be implemented by March 2023.

Alberta Justice and Solicitor General - Victims of Crime and Public Safety Fund - Systems to Manage Sustainability and Assess Results

Develop and publicly report on a business plan for the Victims of Crime and Public Safety Fund Program - Repeated

We again recommend that the Department of Justice and Solicitor General:

•   develop and approve a business plan with measurable desired results for the Victims of Crime and Public Safety Fund

•   publicly report the results of this business plan

Accepted. The Victims of Crime Act became the Victims of Crime and Public Safety Act on June 26, 2020. The name of the fund changed to the Victims of Crime and Public Safety Fund and its mandate was broadened to include public safety initiatives.

The Department of Justice and Solicitor General has been involved in an MLA-led review of services to victims since the fall of 2020. This review will seek to activate a new Victim Assistance Program and a revision of the victim service delivery model under a revised/modernized funding method. Closer to design finalization and implementation of these programs the ministry will develop a plan to publicly report on these new programs.

This recommendation is expected to be implemented during the 2022-23 fiscal year.

Response to the Auditor General | Fiscal Plan 2022 – 25	231

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Service Alberta

Remove terminated users’ access to the government network and IT applications promptly

We recommend that Service Alberta strengthen its user access controls to ensure access rights to government network and IT applications are removed when the access is no longer required.

Accepted. The Department of Service Alberta will leverage available technologies, such as 1GX, artificial intelligence, and robotic process automation, to ensure that user access is terminated in a timely fashion.

This recommendation is expected to be implemented by March 2022.

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